 As Filed With The Securities And Exchange Commission On October
10, 1995

                                      Registration No. 33-_______


                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C.  20549

                            FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933       (X)

Pre-Effective Amendment No.                                  (  )

Post-Effective Amendment No.                                 (  )


                     The Rushmore Fund, Inc.
        (Exact Name of Registrant as Specified in Charter)


         4922 Fairmont Avenue, Bethesda, Maryland  20814
       (Address of Principal Executive Offices) (Zip Code)


                          (301) 657-1500
       (Registrant's Telephone Number, Including Area Code)


                      Mr. Richard J. Garvey
                     The Rushmore Fund, Inc.
                       4922 Fairmont Avenue
                    Bethesda, Maryland  20814
        (Name and Address of Agent for Service of Process)

                            Copies to:

                      James Bernstein, Esq.
               Jorden Burt Berenson & Johnson LLP
                1025 Thomas Jefferson Street, N.W.
                          Suite 400 East
                     Washington, D. C.  20007


Approximate  Date  of  Proposed  Public  Offering:    As  soon as
practicable after this Registration Statement becomes effective.

It is proposed that this filing will become effective thirty days after filing pursuant to paragraph (a) of Rule 488.

The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24(f) under the Investment Company Act of 1940; accordingly, no fee is payable herewith. The Registrant filed a Rule 24f-2 Notice for its most recent fiscal year ended August 31, 1994 on October 31, 1994.

                     THE RUSHMORE FUND, INC.


                CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following pages and documents:

Front Cover
Contents Page
Cross-Reference Sheet
Letter to Shareholders
Notice of Special Meeting


                              PART A

               Combined Prospectus/Proxy Statement


                              PART B

               Statement of Additional Information


                              PART C

                        Other Information
                            Signatures
                             Exhibits

                     THE RUSHMORE FUND, INC.

               REGISTRATION STATEMENT ON FORM N-14

                      CROSS REFERENCE SHEET



  N-14                             Location in
Item No.                           Registration Statement


                 Part A:  Information Required In
                    Prospectus/Proxy Statement


1.   Beginning of Registration     Cover Page; Cross and
     Statement and Outside Front   Reference Sheet
     Cover Page of Prospectus

2.   Beginning and Outside         Table of Contents
     Back Cover Page of
     Prospectus

3.   Synopsis and Risk Factors     Synopsis; Principal
                                   Risk Factors

4.   Information about the         Synopsis; The Proposed
     Transaction                   Reorganization; Appendix A

5.   Information about the         Synopsis; Comparison
     Registrant                    of Investment Objectives and
                                   Policies; Principal Risk
                                   Factors; Additional
                                   Information About the
                                   Acquiring Portfolio and the
                                   Acquiring Portfolio Shares;
                                   Miscellaneous; Current
                                   Prospectus of The Rushmore
                                   U.S. Government Long-Term
                                   Securities Portfolio

6.   Information about the         Synopsis; Comparison
     Company Being Acquired        of Investment Objectives and
                                   Policies; Principal Risk
                                   Factors; Additional
                                   Information About the Acquired
                                   Portfolio and the Acquired
                                   Portfolio Shares; Current
                                   Prospectus of The Rushmore
                                   U.S. Government Intermediate-
                                   Term Securities Portfolio

  N-14                             Location in
Item No.                           Registration Statement


7.   Voting Information            Introduction and Voting
                                   Information; Synopsis

8.   Interest of Certain           Introduction and and and
     Persons and Experts           Voting Information; The
                                   Proposed and Reorganization;
                                   Miscellaneous

9.   Additional Information        Not Applicable
     Required for Reoffering
     by Persons Deemed to be
     Underwriters


                 Part B:  Information Required In
               Statement of Additional Information


10.  Cover Page                    Cover Page

11.  Table of Contents             Table of Contents

12.  Additional Information        Current Statement of
     about the Registrant          Additional Information of The
                                   Rushmore Fund, Inc.

13.  Additional Information        Current Statement of
     about the Company Being       Additional Information of The
     Acquired                      Rushmore Fund, Inc.

14.  Financial Statements          Current Annual Report of The
                                   Rushmore Fund, Inc.; Semi-
                                   Annual Report of The Rushmore
                                   Fund, Inc.; Pro Forma
                                   Financial Statements


                    Part C:  Other Information


15.  Indemnification               Indemnification

16.  Exhibits                      Exhibits

17.  Undertakings                  Undertakings

                        November ___, 1995


Dear Shareholder:

     Enclosed is a proxy statement and a detailed shareholder letter describing the proposed combination of your Portfolio, the Rushmore U.S. Government Intermediate-Term Securities Portfolio, and the Rushmore U.S. Government Long-Term Securities Portfolio. Your Portfolio and the Long-Term Securities Portfolio are similar and are both series of The Rushmore Fund, Inc. These two Portfolios have identical investment objectives and comparable investment policies and can invest in most of the same types of securities. This combination will provide the opportunity for you to continue to pursue your investment goals and the potential to benefit from the lower expenses paid by a larger fund. It is being recommended by your Board of Directors.

     Please review the attached materials carefully and return your proxy as soon as possible.


                              /s/ Richard J. Garvey
                              Richard J. Garvey
                              President
                              The Rushmore Fund, Inc.

                     THE RUSHMORE FUND, INC.
                       4922 Fairmont Avenue
                    Bethesda, Maryland  20814

                        November ___, 1995

To the Shareholders of

The   Rushmore   U.S.  Government   Intermediate-Term  Securities
Portfolio

Dear Shareholder:

A special meeting of the shareholders of the Rushmore U.S. Government Intermediate-Term Securities Portfolio, a series of The Rushmore Fund, Inc. (the "Fund"), will be held at 10:00 A.M., Eastern Time, on Friday, December 22, 1995, at the offices of the Fund, at 4922 Fairmont Avenue, Bethesda, Maryland 20814 (the "Meeting"). At the Meeting, the shareholders of the Intermediate-Term Securities Portfolio will vote on an Agreement and Plan of Reorganization (the "Plan"). Under the Plan, the Intermediate-Term Securities Portfolio will merge into the Rushmore U.S. Government Long-Term Securities Portfolio, a separate series of the Fund that has an investment objective that is identical to that of the Intermediate-Term Securities Portfolio and investment policies that are comparable to those of the Intermediate-Term Securities Portfolio (the "Reorganization"). Immediately following the Reorganization, the Long-Term Securities Portfolio will be renamed "The Rushmore U.S. Government Bond Portfolio."

If the Plan is approved by the shareholders and implemented by the Fund, you will become a shareholder of the Long-Term Securities Portfolio and will receive shares of the Long-Term
Securities Portfolio having an aggregate value equal to the aggregate value of your investment in the Intermediate-Term Securities Portfolio. No sales charge will be imposed as the result of the Reorganization. The Reorganization will be conditioned upon receipt of an opinion of counsel indicating that the Reorganization will qualify as a tax-free reorganization for Federal income tax purposes.

The Board of Directors of the Fund (the "Board") believes that the proposed Reorganization should benefit shareholders by facilitating a potentially larger mutual fund. A larger mutual fund should enhance the ability of the adviser of the combined mutual fund to effect portfolio transactions on more favorable terms as well as promote more efficient operations and enable the combined mutual fund to diversify investments to a greater extent. The Board further anticipates that the Reorganization should permit the reduction or elimination of certain duplicative costs and expenses, presently incurred for services that are separately performed for both the Intermediate-Term Securities Portfolio and the Long-Term Securities Portfolio.

The Board has carefully considered and has unanimously approved the proposed Reorganization, as described in the accompanying materials. The Board believes that the Reorganization is in the best interests of the Rushmore U.S. Government Intermediate-Term Securities Portfolio and its shareholders and, therefore, recommends that you vote in favor of approving the Plan.

We strongly urge you to review, complete, and return your proxy as soon as possible. Your vote is important no matter how many shares you own. Voting your shares early will help to avoid costly follow-up mail and telephone solicitation. After reviewing the enclosed materials, please exercise your right to vote today by completing, dating, and signing each proxy card you receive and mailing the proxy in the self-addressed, postage-paid envelope that has been enclosed for your convenience. It is very important that you vote and that your voting instructions be received no later than _________, December ___, 1995.

Please note that you may receive more than one proxy package if you hold shares of the Intermediate-Term Securities Portfolio in more than one account, and you should return separate proxy cards for such accounts. If you have any questions, please call Rushmore Trust and Savings, F.S.B., toll-free at (800) 343-3355.

                              Sincerely,

                              _________________________________
                              Richard J. Garvey
                              President
                              The Rushmore Fund, Inc.

                     THE RUSHMORE FUND, INC.
                       4922 Fairmont Avenue
                    Bethesda, Maryland  20814
                           ____________

    The Rushmore U.S. Government Intermediate-Term Securities
Portfolio
                           ____________

                            NOTICE OF
                 SPECIAL MEETING OF SHAREHOLDERS

                 To be held on December 22, 1995
                           ____________

TO THE SHAREHOLDERS:

     Notice hereby is given that a special meeting of the shareholders of The Rushmore U.S. Government Intermediate-Term Securities Portfolio (the "Acquired Portfolio"), a series of The Rushmore Fund, Inc. (the "Fund"), will be held at 10:00 A.M., Eastern Time, on Friday, December 22, 1995, at the offices of the Fund, 4922 Fairmont Avenue, Bethesda, Maryland 20814 (the "Meeting"), for the following purposes:

PROPOSAL 1.

     To approve or disapprove an Agreement and Plan of Reorganization among the Fund, the Acquired Portfolio, and The Rushmore U.S. Government Long-Term Securities Portfolio (the "Acquiring Portfolio"), another series of the Fund (the "Plan"), and the transactions contemplated thereby, pursuant to which Plan the Acquired Portfolio would transfer all of its assets to the Acquiring Portfolio in exchange for (i) shares of common stock in the Acquiring Portfolio that would be distributed to the shareholders of the Acquired Portfolio and (ii) the assumption by the Acquiring
     Portfolio of all the liabilities of the Acquired Portfolio (the "Reorganization"). Immediately following the Reorganization, the Acquiring Portfolio will be renamed "The Rushmore U.S. Government Bond Portfolio."


PROPOSAL 2.

     To transact such other business as properly may come before the Meeting or any adjournment(s) thereof.

     The transactions contemplated by the Plan, and related matters, are described in the attached Combined Prospectus/Proxy
Statement.  A copy of the form of the Plan is attached as Exhibit
A thereto.

     You  are  entitled   to  vote  at   the  Meeting,  and   any
adjournment(s) thereof, if you owned shares of the Acquired Portfolio at the close of business on October 25, 1995. If you attend the Meeting, you may vote your shares in person. If you do not expect to attend the meeting, please complete, date, sign, and return the enclosed proxy card in the enclosed self-addressed, postage-paid return envelope.

                              By Order of the Board of Directors


                              __________________________________
                              Stephenie E. Dickerson
                              Secretary
                              The Rushmore Fund, Inc.

November ___, 1995

4922 Fairmont Avenue
Bethesda, Maryland  20814

                      YOUR VOTE IS IMPORTANT
                NO MATTER HOW MANY SHARES YOU OWN

     Please indicate your voting instructions on the enclosed proxy card, then please date and sign the card and return the proxy card in the envelope provided. If you sign, date, and return the proxy card but give no voting instructions, your shares will be voted "FOR" each applicable proposal noticed above. In order to avoid the additional expense and delay of further solicitation, we ask your cooperation in mailing in your proxy card promptly so that a quorum may be ensured. Unless proxy cards submitted by corporations and partnerships are signed by the appropriate persons as indicated in the voting instructions on the proxy card, such proxy cards cannot be voted.

                              PART A

                     THE RUSHMORE FUND, INC.
                           ____________

                  The Rushmore U.S. Government
              Intermediate-Term Securities Portfolio
                           ____________

                       4922 Fairmont Avenue
                    Bethesda, Maryland  20814
                          (800) 343-3355


               COMBINED PROSPECTUS/PROXY STATEMENT


This combined  prospectus/proxy statement is  being furnished  in connection with  the  solicitation of  proxies  by the  Board  of

Directors of The  Rushmore Fund, Inc. (the "Fund"), for  use at a

special meeting of shareholders  ("Shareholders") of The Rushmore

U.S.  Government  Intermediate-Term  Securities   Portfolio  (the

"Acquired Portfolio"), to be held at 10:00 A.M., Eastern Time, on

Friday,  December  22, 1995,  at the  offices  of the  Fund, 4922

Fairmont   Avenue,  Bethesda,   Maryland   20814,  and   at   any

adjournment(s)  thereof   (the  "Meeting").     The  Fund   is  a

diversified, open-end management investment  company incorporated in the State  of Maryland  with four separate  classes of  common stock outstanding, with each  such class representing an interest in a separate series of the Fund.  The Acquired  Portfolio is one

of  the four  series  of  the Fund.    Only  Shareholders of  the

Acquired  Portfolio are  being solicited  in connection  with the

Meeting.



The purpose of the Meeting is to consider the Agreement  and Plan

of   Reorganization  (the   "Plan"),  which   would  effect   the

reorganization of  the Acquired Portfolio into  The Rushmore U.S.

Government   Long-Term   Securities  Portfolio   (the  "Acquiring

Portfolio"),  another series  of the  Fund, and  the transactions contemplated thereby, as  described below (the "Reorganization").

The  Plan has been unanimously approved by the Board of Directors

of the  Fund (the "Board").   Pursuant  to the Plan,  all of  the

assets  of the  Acquired  Portfolio  would  be  acquired  by  the

Acquiring Portfolio,  which has investment policies comparable to those of the Acquired Portfolio, in exchange for shares of common stock in  the Acquiring Portfolio ("Acquiring  Portfolio Shares")

and  the  assumption  by  the  Acquiring  Portfolio  of  all  the

liabilities of  the Acquired Portfolio.   Following such transfer

of assets from the Acquired Portfolio to the Acquiring Portfolio,

the Acquiring Portfolio Shares received by the Acquired Portfolio then would be  distributed pro  rata to the  shareholders of  the

Acquired Portfolio.   As a  result of the  proposed transactions,

each Shareholder of the Acquired Portfolio would receive a number of  full and fractional Acquiring Portfolio Shares having a total

net   asset  value   equal,  on   the  effective   date  of   the

Reorganization,  to  the net  asset  value  of the  Shareholder's

shares of  common stock in  the Acquired Portfolio.   Immediately

following  the Reorganization,  the Acquiring  Portfolio  will be renamed "The Rushmore U.S. Government Bond Portfolio."



This  combined   prospectus/proxy  statement,  which   should  be

retained   for  future  reference,   sets  forth   concisely  the

information  about  the  Acquired  Portfolio  and  the  Acquiring

Portfolio,  the  Fund,  and   the  transactions  contemplated  by

proposed  Reorganization, that  an  investor  should know  before

voting on the  proposed Reorganization.   A copy  of the  current

Prospectus of the Fund  (for both the Acquired Portfolio  and the

Acquiring Portfolio),  dated December 21, 1994,  is included with this  combined prospectus/proxy statement for each Shareholder of the Acquired Portfolio and is incorporated by reference herein.



A Statement of Additional Information regarding the Fund and both

the  Acquired  Portfolio  and  the   Acquiring  Portfolio,  dated

December  21,  1994,  has  been filed  with  the  Securities  and

Exchange  Commission (the  "Commission")  and is  incorporated by reference herein.  Copies  of this document also may  be obtained without charge  by contacting Rushmore Trust  and Savings, F.S.B.

("RTS"), which  provides all administrative services  to both the

Acquired Portfolio and the  Acquiring Portfolio, at 4922 Fairmont

Avenue, Bethesda, Maryland 20814, or by telephoning RTS toll-free at (800) 343-3355.



A Statement of Additional  Information, dated November ___, 1995,

relating to the proposed  transactions described in this combined

prospectus/proxy   statement,   including  historical   financial

statements,   has  been   filed  with   the  Commission   and  is

incorporated by  reference herein.   Copies of this  Statement of

Additional   Information  may  be   obtained  without  charge  by
contacting  RTS,  at  4922 Fairmont  Avenue,  Bethesda,  Maryland

20814, or by telephoning RTS toll-free at (800) 343-3355.

                     _______________________

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
      BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
         SECURITIES COMMISSION NOR HAS THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                      ______________________

 The date of this Combined Prospectus/Proxy Statement is November
___, 1995.

               COMBINED PROSPECTUS/PROXY STATEMENT

                        TABLE OF CONTENTS

                                                             Page

Introduction and Voting Information . . . . . . . . . . . . . . .

     Special Meeting; Voting of Proxies; Adjournment  . . . . . .
     Proxy Solicitation . . . . . . . . . . . . . . . . . . . . .
     Revocation of Proxies  . . . . . . . . . . . . . . . . . . .
     No Dissenters' Rights of Appraisal . . . . . . . . . . . . .
     Additional Voting Information  . . . . . . . . . . . . . . .

Synopsis  . . . . . . . . . . . . . . . . . . . . . . . . . . . .

     The Proposed Reorganization  . . . . . . . . . . . . . . . .
     Investment Objectives and Policies . . . . . . . . . . . . .
     Operations of the Fund and the Acquiring Portfolio Following the Reorganization Management Fees, Administrative Fees, and
     Other Operating Expenses . . . . . . . . . . . . . . . . . .
     Purchases and Exchanges  . . . . . . . . . . . . . . . . . .
     Redemption Procedures and Fees . . . . . . . . . . . . . . .
     Dividends and Distributions; Automatic Reinvestment  . . . .
     Federal Tax Consequences of the Proposed Reorganization  . .
     Costs and Expenses of the Reorganization . . . . . . . . . .
     Continuation of Shareholder Accounts; Share Certificates . .
     Form of Organization of the Fund . . . . . . . . . . . . . .

Comparison of Investment Objectives and Policies  . . . . . . . .

     Investment Objectives and Policies . . . . . . . . . . . . .
     Investment Restrictions and Limitations  . . . . . . . . . .

Principal Risk Factors  . . . . . . . . . . . . . . . . . . . . .

The Proposed Reorganization . . . . . . . . . . . . . . . . . . .

     Agreement and Plan of Reorganization . . . . . . . . . . . .
     Reasons For the Proposed Reorganization  . . . . . . . . . .
     Description of Securities To Be Issued . . . . . . . . . . .
     Federal Income Tax Consequences  . . . . . . . . . . . . . .
     Pro Forma Capitalization and Ratios  . . . . . . . . . . . .
     Cessation of Existence . . . . . . . . . . . . . . . . . . .
     Required Vote and Board Recommendation With
       Respect to the Reorganization Plan . . . . . . . . . . . .

Additional  Information  About  the Acquiring  Portfolio  and the
Acquiring Portfolio Shares  . . . . . . . . . . . . . . . . . . .

Additional  Information  About  the  Acquired  Portfolio  and the
Acquired Portfolio Shares . . . . . . . . . . . . . . . . . . . .

Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . .

     Available Information  . . . . . . . . . . . . . . . . . . .
     Legal Matters  . . . . . . . . . . . . . . . . . . . . . . .
     Financial Statements and Experts . . . . . . . . . . . . . .

Other Business  . . . . . . . . . . . . . . . . . . . . . . . . .

Proxy for a Special Meeting of Shareholders . . . . . . . . . . .

Appendix A:    Form of Agreement and Plan of Reorganization

Appendix B:    Form  of  Investment Management  Agreement Between
               The  Rushmore  Fund,  Inc.  and  Money  Management
               Associates . . . . . . . . . . . . . . . . . . . .

Appendix C:    Current Prospectus of The Rushmore U.S. Government
               Intermediate-Term  Securities  Portfolio  and  The
               Rushmore  U.S.   Government  Long-Term  Securities
               Portfolio, Dated December 21, 1994 . . . . . . . .

                     THE RUSHMORE FUND, INC.
                           ____________

                  The Rushmore U.S. Government
              Intermediate-Term Securities Portfolio
                         _______________

               COMBINED PROSPECTUS/PROXY STATEMENT

                 Special Meeting of Shareholders
                          to be held on
                        December 22, 1995
                          ______________


               INTRODUCTION AND VOTING INFORMATION

Special Meeting; Voting of Proxies; Adjournment

This combined  prospectus/proxy statement  is being furnished  to the Shareholders  of The  Rushmore U.S.  Government Intermediate-

Term Securities Portfolio (the  "Acquired Portfolio"), which is a series of  The Rushmore  Fund, Inc.  (the "Fund"),  in connection with the solicitation  by the Board  of proxies to  be used at  a special  meeting of  the shareholders  of the  Acquired Portfolio

(the  "Shareholders") to be held on Friday, December 22, 1995, at the offices of the Fund, 4922 Fairmont Avenue, Bethesda, Maryland

20814,  and at any  adjournment(s) thereof (the  "Meeting").  The purpose  of the Meeting is to vote on the proposed Reorganization of the Acquired Portfolio into The Rushmore U.S. Government Long-

Term Securities Portfolio (the "Acquiring Portfolio"), which also is a series of the Fund,  pursuant to the terms and conditions of the Plan, as described below in greater detail.



Shareholders  of record of the Acquired Portfolio at the close of business  on  October 25,  1995  (the  "Record  Date"),  will  be
entitled  to vote  at the  Meeting.   Such  holders of  shares of

Common  Stock,  $.001  par  value  per  share,  in  the  Acquired

Portfolio ("Acquired Portfolio Shares")  are entitled to one vote for each Acquired  Portfolio Share held  and to fractional  votes for  fractional Acquired Portfolio Shares held.  A quorum must be

present  for the  transaction of  business at  the Meeting.   The

holders  of record of a majority of the Acquired Portfolio Shares outstanding  at the close of business on that Record Date present in  person or represented by  proxy will constitute  a quorum for

the Meeting of  the Shareholders.   A quorum  being present,  the

approval of the Reorganization at the Meeting by the Shareholders

requires   the  affirmative  vote  of  a   majority  of  all  the

outstanding voting shares of the Acquired Portfolio.



If,  for the  Acquired  Portfolio, either  (i)  a quorum  is  not present at the Meeting or (ii) a quorum is present but sufficient

votes  in  favor  of   a  matter  proposed  at  the   Meeting  (a

"Proposal"), as  set forth in the Notice of this Meeting, are not received by ________, December ___, 1995, then the persons  named as attorneys  and proxies in  the enclosed proxy  ("Proxies") may propose one or more adjournments of the Meeting to permit further solicitation  of proxies.  Any  such adjournment will require the affirmative vote of at least a majority of the Acquired Portfolio

Shares represented, in person  or by proxy, at the session of the

Meeting to be adjourned.  The persons named  as Proxies will vote those proxies that  such persons  are required to  vote FOR  such

Proposal  in favor  of such  an adjournment  and will  vote those proxies required to  be voted AGAINST such  Proposal against such an adjournment.  A Shareholder vote may be taken on a Proposal in this  combined  prospectus/proxy  statement  prior  to  any  such adjournment if  sufficient  votes have  been received  and it  is otherwise appropriate.



The  individuals named as Proxies on the enclosed proxy card will vote in accordance with your  direction, as indicated thereon, if

your proxy  card is  received and is  properly executed.   If you

properly execute your proxy and  give no voting instructions with respect to a Proposal, your shares  will be voted in favor of the

Proposal.   The duly-appointed Proxies, in  their discretion, may

vote  upon such  other matters  as may  properly come  before the

Meeting.   The Board is  not aware of  any other matters  to come

before the Meeting.



Since  the Proposal to approve  the Plan, or  any other Proposal,

requires the affirmative  vote of a  majority of the  outstanding

Acquired Portfolio Shares, an abstention from voting on the Plan,

or any other Proposal, effectively is a vote against the Plan, or any such other Proposal.  If a broker returns a "non-vote" proxy,

indicating a  lack of authority to vote on the Plan, or any other

Proposal,  then the  Acquired  Portfolio Shares  covered by  such broker  non-vote shall be deemed  present at the  Meeting for the purposes of determining a quorum, but shall not be deemed to be represented at the Meeting for the purposes of calculating the

number  of  Acquired  Portfolio   Shares  present  in  person  or

represented by proxy at the  Meeting with respect to the Plan  or any other Proposal.



Proxy Solicitation

Proxies will be solicited by mail and, if necessary to obtain the requisite  representation  of  Shareholders, the  Fund  also  may

solicit   proxies  by   telephone,  telegraph,   and/or  personal

interview by  representatives of the Fund, by  employees of Money

Management Associates  ("MMA"),  the investment  adviser  to  the

Fund,  or  their  affiliates,   and  by  representatives  of  any

independent  proxy solicitation service retained for the Meeting.

MMA,  whose principal location is No. 2201 East Tower, 4000 North

Ocean Drive, Singer Island, Florida 33404, will bear the costs of the  Meeting,  including the  costs such  as the  preparation and mailing of the  notice, the combined prospectus/proxy  statement,

and  the  proxy,  and  the  solicitation  of  proxies,  including reimbursement  to persons  who forward  proxy materials  to their clients,  and the  expenses  connected with  the solicitation  of these  proxies in person, by  telephone, or by  telegraph.  MMA's

toll-free telephone  number is  (800) 343-3355.   Banks, brokers,

and other persons holding Acquired Portfolio Shares registered in their names or in  the names of their nominees will be reimbursed for their expenses incurred in sending proxy materials to and obtaining proxies from the beneficial owners of such Acquired

Portfolio Shares.



The  vote of the shareholders  of the Acquiring  Portfolio is not being solicited, since their approval or consent is not necessary for the approval of the Reorganization.



Revocation of Proxies

You may revoke your proxy:  (i)  at any time prior to the proxy's exercise by  written notice  to  the Secretary  or the  Assistant

Secretary  of  the  Fund,  at  4922  Fairmont  Avenue,  Bethesda,

Maryland  20814,  prior to  the Meeting; (ii)  by the  subsequent execution  and return of another  proxy prior to  the Meeting; or

(iii)  by being present  and voting in person  at the Meeting and giving oral notice of revocation to the Chairman of the Meeting.



No Dissenters' Rights of Appraisal

The  purpose  of  the   Meeting  is  to  vote  on   the  proposed

Reorganization  of  the  Acquired  Portfolio  into  the Acquiring

Portfolio, as described  below in  greater detail.   Each of  the

Acquired  Portfolio and  the  Acquiring Portfolio  is a  separate

series  of the  Fund, a  Maryland corporation.   The  Articles of

Incorporation of the Fund,  as amended (the "Rushmore Articles"),

do not  entitle Shareholders to appraisal rights (i.e., to demand the fair value of their shares) in the  event of a reorganization or merger. Consequently, the Shareholders will be bound by the terms of the Plan, if the Plan is approved at the Meeting. Any

Shareholder, however, may redeem his Acquired Portfolio Shares at net  asset  value  prior to  the  closing  date  of the  proposed

Reorganization of the Acquired Portfolio.



Additional Voting Information

As of  the Record Date, there were outstanding and entitled to be

voted  ________   Acquired  Portfolio  Shares  of   the  Acquired

Portfolio.  As of the Record Date, Charles Schwab &  Company, San

Francisco, California, held for the benefit of others _______% of the  Acquired  Portfolio  Shares, and  _________________________,

______________________,         _____________________,        and

________________________,                        _______________,

______________________, held _______% and _______%, respectively,

of  the Acquired Portfolio Shares.  Directors and officers of the

Fund  own in  the aggregate  less than  1% of  the shares  of the

Acquired  Portfolio.   To  the knowledge  of  the Fund,  no other

person then owned more than  5% of the outstanding shares  of the

Acquired Portfolio.



As  more   fully  described  in  this  combined  prospectus/proxy

statement,  the  Meeting  has   been  called  for  the  following

purposes:

PROPOSAL 1.



     To  approve  or disapprove  an  Agreement  and Plan  of

     Reorganization  among the Fund, the Acquired Portfolio,

     and  the  Acquiring  Portfolio  (the  "Plan"),  and the

     transactions  contemplated  thereby, pursuant  to which

     Plan the  Acquired Portfolio would transfer  all of its

     assets to  the Acquiring Portfolio in  exchange for (i)

     shares of common stock  in the Acquiring Portfolio that

     would  be  distributed  to  the   shareholders  of  the

     Acquired  Portfolio  and  (ii)  the  assumption by  the

     Acquiring  Portfolio  of  all  the  liabilities  of the

     Acquired Portfolio (the "Reorganization").  Immediately

     following the Reorganization,  the Acquiring  Portfolio

     will  be renamed  "The  Rushmore  U.S. Government  Bond

     Portfolio."



PROPOSAL 2.



     To transact  such other  business as properly  may come

     before the Meeting or any adjournment(s) thereof.



As described below, a  quorum being present, the approval  by the

Acquired  Portfolio of  any  Proposal considered  at the  Meeting

requires  the  affirmative  vote   of  a  majority  of   all  the

outstanding  voting shares  of the  Acquired  Portfolio.   In the
event that  the shareholders  of  the Acquired  Portfolio do  not

approve  the  Plan,  and   the  Reorganization  of  the  Acquired

Portfolio  contemplated  thereunder,   the  Board  will  consider

possible alternative arrangements and MMA will continue to render services to the Acquired Portfolio.



The Board of Directors  of the Fund has unanimously  approved and recommends  that,  with  respect  to the  Reorganization  of  the

Acquired Portfolio into the Acquiring Portfolio, the Shareholders of  the Acquired  Portfolio vote FOR  Proposal One,  the Proposed

Agreement and  Plan of Reorganization for  the Acquired Portfolio

and the transactions contemplated thereby, as described herein.



                             SYNOPSIS



The  following  is a  summary  of  certain information  contained elsewhere in this combined prospectus/proxy  statement, including the  prospectus  of  the  Acquired Portfolio  and  the  Acquiring

Portfolio  and   the  Agreement  and   Plan  of   Reorganization.

Shareholders  should read  this entire  combined prospectus/proxy statement carefully.



The Proposed Reorganization

Shareholders  of the  Acquired  Portfolio will  be  asked at  the

Meeting to vote upon and approve the Plan, which provides for the

Reorganization  of the Acquired Portfolio.  A copy of the form of
the   Plan  is  set  forth   in  Appendix  A   to  this  combined

prospectus/proxy statement.   Pursuant to the  Plan, the Acquired

Portfolio, which is a series of the Fund, a diversified, open-end management investment company incorporated  under the laws of the

State  of  Maryland,  would  be reorganized  into  the  Acquiring

Portfolio.  The Acquiring Portfolio is also a series of the Fund.

The  Plan sets  forth the  terms and  conditions under  which the proposed transactions  contemplated by the Reorganization  may be

consummated.   The  Board, including  the directors  who are  not

"interested persons" of  the Fund (the "Independent  Directors"),

as that term  is defined  at Section 2(a)(19)  of the  Investment

Company Act of 1940, as amended (the "1940 Act"), has unanimously approved the Plan.



The consummation of the proposed transactions contemplated by the

Reorganization  is subject to a number of conditions set forth in the Plan,  some of which conditions may be waived by the Board or

by an authorized officer of  the Fund, as appropriate.   See "The

Proposed Reorganization -- Agreement and Plan of Reorganization."

Among the  significant conditions (which  may not be  waived) for the Reorganization of the Acquired Portfolio are (i)  the receipt by the Fund of an opinion of  counsel (or a revenue ruling of the

U.S. Internal Revenue Service) as  to certain Federal income  tax aspects of the Reorganization (see "The Proposed Reorganization -

-  Federal Income Tax Consequences") and (ii) the approval of the

Plan at the Meeting by the affirmative vote of the holders of a majority of all the outstanding Acquired Portfolio Shares of the

Acquired Portfolio.  The Plan provides for the acquisition of all the  assets of the Acquired Portfolio  by the Acquiring Portfolio in exchange for  Acquiring Portfolio Shares and the assumption by that Acquiring Portfolio of all  the liabilities of the  Acquired

Portfolio.    The  Acquiring  Portfolio Shares  received  by  the

Acquired  Portfolio  then would  be distributed  pro rata  to the

Shareholders  of  the  Acquired Portfolio,  and  the  outstanding

Acquired  Portfolio Shares  of  the Acquired  Portfolio would  be canceled  and the Acquired Portfolio  would cease to  exist.  The

Reorganization is anticipated to occur  on December ___, 1995, or such  later date as the  parties may agree  (the "Closing Date").

As  a result  of the  proposed transactions  contemplated  by the

Reorganization, each  Shareholder would receive a  number of full and fractional shares of  the Acquiring Portfolio having a  total net  asset value equal in value to the  net asset value of his or her Acquired Portfolio Shares in the Acquired Portfolio as of the

Closing Date  of the  Reorganization.  Immediately  following the

Reorganization,  the Acquiring  Portfolio  will be  renamed  "The

Rushmore U.S. Government Bond Portfolio."



For   the   reasons  set   forth   below   under  "The   Proposed

Reorganization --  Reasons for the Proposed  Reorganization," the

Board,   including   all  of   the  Independent   Directors,  has

unanimously  concluded that  the Reorganization  would be  in the best interests of the Acquired Portfolio and its Shareholders and that the interests of existing Shareholders will not be diluted

as   a   result  of   the   transactions   contemplated  by   the

Reorganization.   The  Board, therefore,  has submitted  the Plan

effecting  the Reorganization for approval  at the Meeting by the

Shareholders of  the Acquired Portfolio,  and recommends approval of the Plan.

Investment Objectives and Policies

The investment objective  of both the Acquired  Portfolio and the

Acquiring Portfolio is to  provide investors with maximum current income  to the  extent that  such investment  is  consistent with

safety  of principal.   To achieve its  investment objective, the

Acquired  Portfolio invests  principally in the  current ten-year

U.S. Treasury note and  in other U.S. Government  securities with

maturities  of  ten years  or less.    To achieve  its investment

objective,  the Acquiring  Portfolio invests  principally in  the

current  thirty-year  U.S.  Treasury   bond  and  in  other  U.S.

Government securities with maturities of ten years or more.  Both the Acquired Portfolio and the Acquiring Portfolio invest only in securities  issued  or guaranteed  by  the  U.S. Government,  its

agencies   and   instrumentalities,   and   in   securities   and

certificates   evidencing  ownership   of  future   interest  and

principal payments  on the above securities  (zero coupon bonds).

The most notable different between the investment policies of the

Acquired Portfolio  and the investment policies  of the Acquiring

Portfolio  is   that  the  maturities  of   the  U.S.  Government

securities in which the  Acquired Portfolio invests generally are shorter than the maturities of the U.S. Government  securities in

which  the  Acquiring  Portfolio  invests.    Both  the  Acquired

Portfolio and  the Acquiring  Portfolio seek to  maximize current income while, at the same time, to preserve principal.

The investment objective  of each of  the Acquired Portfolio  and the  Acquiring Portfolio is a fundamental policy which may not be changed without the approval of  a vote of at least a  "majority"

of the outstanding  shares (as  that term is  defined at  Section

2(a)(42)  of the  1940  Act) of  the  Acquired Portfolio  or  the

Acquiring Portfolio, respectively.  All other investment policies of the Acquired  Portfolio and the  Acquiring Portfolio that  are not specified as fundamental are not fundamental policies and may be changed by the Board without shareholder approval.



The market value of U.S. Government securities will fluctuate due to  the movement of interest  rates, and is  inversely related to the  such movement.  When interest rates rise, therefore, one can expect  that the market  value of the  U.S. Government securities held by  either the Acquired Portfolio or the Acquiring Portfolio will decline, and, conversely, when interest  rates fall, one can expect the market value of the U.S. Government securities held by either  the  Acquired Portfolio  or  the  Acquiring Portfolio  to

increase.  U.S. Government  securities with longer maturities are

more  sensitive   to  interest  rate  movements   than  are  U.S.

Government securities with shorter  maturities.  In this respect,

the  net asset  value  of both  the  Acquired Portfolio  and  the

Acquiring Portfolio will fluctuate as interest rates change.



For  further  discussion of  the  differences  in the  investment policies of the Acquiring Portfolio and the Acquired Portfolio, see "Comparison of Investment Objectives and Policies" in this combined prospectus/proxy statement.



Operations of the  Fund and the Acquiring Portfolio Following the

Reorganization

The  Fund and  the Acquiring  Portfolio will continue  to operate substantially the same as  each did prior to  the Reorganization.

Following  the Reorganization, the Board of Directors of the Fund

will be composed  of the same members and will  be subject to the same laws  and corporate  organizational documents as  before the

Reorganization,  and,   therefore,   will  have   the   identical

responsibilities,   powers,  and   fiduciary  duties   after  the

Reorganization  as such  Board had  prior to  the Reorganization.

Subject   to   the  provisions   of   the   Fund's  Articles   of

Incorporation, dated July 14, 1985 (the "Rushmore Articles"), the business  of the Fund and  the Acquiring Portfolio  is managed by the  Board, which  has all  powers  necessary and  appropriate to carry out that business responsibility.  The Board supervises the business affairs and investments of the Acquiring Portfolio.  The

Acquiring  Portfolio receives  investment advisory  services from

MMA.   Administrative services for  the Fund are  provided for by

MMA.



Management  Fees,   Administrative  Fees,  and   Other  Operating

Expenses

1.   Management  Fees.   MMA  currently  acts  as the  investment

adviser  to the  Acquired Portfolio  and the  Acquiring Portfolio

pursuant to  an investment management agreement  between the Fund

and  MMA  (the  "Rushmore  Management  Agreement").    Under  the

Rushmore  Management Agreement,  MMA  manages the  investment and reinvestment of the assets of both the Acquired Portfolio and the

Acquiring  Portfolio and  administers  the affairs  of the  Fund,

subject to the control of the officers and directors of the Fund.

Pursuant  to this  Rushmore  Management  Agreement, the  Acquired

Portfolio and the Acquiring Portfolio each pays MMA a  management fee  at the  identical  annual rate  of  0.50% of  the  aggregate average daily  net  assets  of  the Acquired  Portfolio  and  the

Acquiring Portfolio, respectively.



MMA  complies with  any  applicable state  regulations which  may require MMA to make reimbursements, respectively, to the Acquired

Portfolio  or  the Acquiring  Portfolio  in  the  event that  the

Acquired  Portfolio's  or  the Acquiring  Portfolio's  respective aggregate operating  expenses, including the  management fee, but

generally  excluding  taxes,  interest,   brokerage  commissions,

distribution fees,  and extraordinary expenses, are  in excess of specific applicable limitations.



2.   Administrative Fees  and Other Operating Expenses.   Under a

service  agreement  between  the  Fund  and  Rushmore  Trust  and

Savings, F.S.B. ("RTS") (the "Service Agreement"), RTS provides both the Acquired Portfolio and the Acquiring Portfolio with

general   administrative,  shareholder,   dividend  disbursement,

transfer  agent, and  registrar  services and  pays all  fees and ordinary  operating expenses  that  are directly  related to  the services that  RTS  provides to  the Acquired  Portfolio and  the

Acquiring Portfolio.  Except  for extraordinary legal expenses or interest expense  and the Acquired Portfolio's  and the Acquiring

Portfolio's  pro rata share of  the fees paid  to the Independent

Directors  by the Fund, there  are no additional  expenses to the

Acquired  Portfolio  and  the  Acquiring Portfolio.    Under  the

Service  Agreement,  the  Acquired  Portfolio  and the  Acquiring

Portfolio each pays RTS  an administrative fee at an  annual rate of 0.30% of the  aggregate average daily net  asset value of  the

Acquired Portfolio and the Acquiring Portfolio, respectively.



The  following  sets  forth the  fund  operating  expenses (as  a percentage  of the  average daily  net  assets) for  the Acquired

Portfolio for the Fund's  fiscal year ended August 31,  1995, and the expected  fund operating  expenses  (as a  percentage of  the average daily net assets) for  the Acquiring Portfolio into which the Acquired Portfolio would merge under the Plan:


                          Acquired Portfolio       Acquiring Portfolio
                                0.50%                     0.50%
      Management                0.30%                     0.30%
      Fees:

      Other                     0.80%                     0.80%
      Expenses:

      Total
      Portfolio
      Operating
      Expenses:

As reflected  above, the Acquiring Portfolio  has total operating expenses  equal to  those historically  incurred by  the Acquired

Portfolio.  See "The  Proposed Reorganization -- Reasons For  the

Proposed Reorganization."



Purchases and Exchanges

Acquiring Portfolio Shares and Acquired Portfolio Shares both are sold in a continuous offering and are offered  to the public, and may be purchased through securities dealers or directly  from the

Fund at the net asset value next computed after the  receipt of a

purchase order.   No sales charge  is imposed by the  Fund on any

purchase  of Acquired  Portfolio  Shares  or Acquiring  Portfolio

Shares; however,  securities dealers may charge  a processing fee for orders transmitted by such dealers to the Fund.



The  Fund   is  composed  of  four   separate  series  investment

portfolios,  including The  Rushmore Money Market  Portfolio, The

Rushmore U.S. Government Intermediate-Term  Securities Portfolio,

The Rushmore U.S. Government  Long-Term Securities Portfolio, and

The   Rushmore  Nova   Portfolio  (collectively,   the  "Rushmore

Portfolios")  (though  shares  in  The  Rushmore  Nova  Portfolio currently are not available or sold to the public).  Shareholders may exchange shares of  any Rushmore Portfolio for shares  of any

other   Rushmore  Portfolio   (other  than   The   Rushmore  Nova

Portfolio).   Shares  of  any  Rushmore  Portfolio  also  may  be

exchanged for shares of the  Fund for Government Investors, Inc.,

the  Fund  for Tax-Free  Investors, Inc.,  the Cappiello-Rushmore

Trust,  or the American Gas  Index Fund, Inc.,  each an open-end,

management investment company (i.e., a mutual fund)  incorporated in the State of Maryland.  All of these exchanges  are based upon each  mutual  fund's  net  asset value  per  share  next computed

following  receipt  of   a  properly-executed  exchange  request,

without any sales charge.  Exchanges of Rushmore Portfolio shares may  be  made only  between identically-registered  accounts, and this exchange  privilege is  available only  in states  where the

shares   to  be  acquired  may   be  legally  sold.     Upon  the

effectiveness   of  the   Reorganization,  Shareholders   of  the

Acquiring Portfolio  Shares will continue  to be entitled  to the exchange privilege currently offered  by the Fund.  There  are no

material   differences  between  the   exchange  privilege  which

Shareholders  of the  Acquired Portfolio  currently have  and the

exchange   privilege  which  such   Shareholders  will   have  as
shareholders of  the Acquiring  Portfolios upon  effectiveness of the Reorganization.



The  Acquiring  Portfolio has  reserved  the right  to  reject or refuse, at  the Acquiring  Portfolio's discretion, any  order for the purchase of its shares in whole or in part.



Redemption Procedures and Fees

Acquiring Portfolio Shares and Acquired Portfolio Shares both may be redeemed at a redemption price equal to the net asset value of the  shares as next computed  following the receipt  of a request

for redemption  in proper form.   Payment of  redemption proceeds

for redeemed Acquiring Portfolio Shares and for redeemed Acquired

Portfolio  Shares ordinarily  are  made within  seven days  after receipt of a redemption request in proper form and documentation.

Acquiring Portfolio  Shares and Acquired Portfolio  Shares may be

redeemed without charge.



Dividends and Distributions; Automatic Reinvestment

Both the  Acquired Portfolio and the  Acquiring Portfolio declare dividends daily.  Investors  will receive dividends in additional shares  at  the end  of the  month unless  such persons  elect in

writing  to  receive  cash.   Dividends  paid  in  cash to  those

investors so electing will  be mailed on the second  business day of the following month.  Statements  of account showing dividends paid will be sent at least quarterly.

Long-term capital gains, if any, will be distributed on an annual basis while short-term capital gains,  if any will be distributed quarterly.



Federal Tax Consequences of the Proposed Reorganization

The Fund will receive,  as a condition to the  Reorganization, an opinion of Jorden  Burt Berenson  & Johnson LLP,  counsel to  the

Fund,  to the effect, for  Federal income tax  purposes, that the proposed Reorganization will constitute a tax-free reorganization within the  meaning of Section 368(a)(1)(C) of  the U.S. Internal

Revenue Code of 1986,  as amended (the "Code").   Accordingly, no

gain  or loss  generally  will be  recognized  by the  Fund,  the

Acquiring  Portfolio,  or the  Acquired  Portfolio,  or by  their respective  shareholders  (see  "The  Proposed  Reorganization --

Federal Income Tax Consequences").



Costs and Expenses of the Reorganization

MMA will bear the costs of the Meeting.  These costs and expenses include  the costs of the  Meeting, such as  the costs, expenses,

and professional fees incurred in  the preparation and mailing of the notice  and this combined prospectus/proxy  statement and the proxy,  and in  the solicitation  of proxies,  which  may include reimbursement  to broker-dealers  and  others  who forward  proxy

materials  to  their  clients.    See  "Introduction  and  Voting

Information -- Proxy Solicitation."

Continuation of Shareholder Accounts; Share Certificates

As  a result  of the  proposed transactions  contemplated by  the

Reorganization  of  the  Acquired  Portfolio into  the  Acquiring

Portfolio,  Shareholders would  cease to  be shareholders  of the

Acquired Portfolio  and  would receive  that number  of full  and fractional Acquiring  Portfolio Shares  having  an aggregate  net asset value equal to the aggregate net asset value of  his or her

Acquired  Portfolio Shares  as of  the close  of business  on the

Closing Date.



The Acquiring  Portfolio will  establish accounts on  the Closing

Date for  Shareholders which will contain  the appropriate number of Acquiring Portfolio Shares.  Acceptance of Acquiring Portfolio

Shares by a Shareholder will be deemed to be authorization of the

Acquiring Portfolio  and its agents to establish, with respect to the Acquiring  Portfolio, all  of the account  options, including telephone  redemptions,  if any,  and  dividend  and distribution options, as have been  established for the Shareholder's Acquired

Portfolio account.  Shareholders who are receiving payments under an Automatic Investment Plan,  with respect to Acquired Portfolio

Shares,  will  retain  the  same  rights  and  privileges  as  to

Acquiring  Portfolio Shares  under such  an Automatic  Investment

Plan after the Reorganization.  Similarly, no further action will be necessary  in order  to continue,  with  respect to  Acquiring

Portfolio Shares,  any retirement plan currently  maintained by a

Shareholder with respect to Acquired Portfolio Shares.

As series of a Maryland corporation, the Acquiring Portfolio will

not   issue  certificates   evidencing  ownership   of  Acquiring

Portfolio Shares.  Shareholders  to whom Acquired Portfolio Share certificates have been issued will be required to surrender their certificates in order to receive or to redeem Acquiring Portfolio

Shares received as a result of the Reorganization.



No sales or other charges will  be imposed in connection with the issuance  of  Acquiring  Portfolio  Shares  to  the  Shareholders

pursuant to the Reorganization.



Form of Organization of the Fund

The Fund was  organized as  a corporation under  the laws of  the

State   of  Maryland,   pursuant  to   the  Fund's   Articles  of

Incorporation,  dated  July  17, 1985,  and  as  last  amended on

October 29, 1991  (the "Rushmore Articles").   The operations  of

the Fund, the Acquired Portfolio, and the Acquiring Portfolio are

governed by these  Rushmore Articles, the Fund's  By-Laws, and by

Maryland law,  as applicable.   The Fund,  as well as  its series

investment portfolios, are subject to  the provisions of the 1940

Act, and the rules and regulations of the  Commission thereunder.

The Fund is authorized to issue an  unlimited number of shares of common stock  in  one or  more  series investment  portfolios  or

funds.    Currently,  the  Fund  is  composed  of  four  separate

investment portfolios:  The  Rushmore Money Market Portfolio, The

Rushmore U.S. Government Intermediate-Term  Securities Portfolio,

The Rushmore U.S. Government  Long-Term Securities Portfolio, and

The Rushmore Nova  Portfolio (though shares in  The Rushmore Nova

Portfolio currently  are not available  or sold  to the  public).

See "The Proposed Reorganization  -- Description of Securities To

Be Issued."



         COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES



As discussed below, the investment  objective and policies of the

Acquiring  Portfolio  and  the  Acquired Portfolio  are  similar,

except  for  certain  differences  as  to  particular  investment policies, which differences are outlined below.



Investment Objectives and Policies

General.  The investment objective of both the Acquired Portfolio and the Acquiring Portfolio is to  provide investors with maximum current income to  the extent that such investment  is consistent with safety of  principal.  To achieve  its investment objective,

the Acquired  Portfolio invests  principally in the  current ten-

year U.S. Treasury  note and in other  U.S. Government securities with  maturities of  ten  years or  less,  whereas the  Acquiring

Portfolio,   to   achieve  its   investment   objective,  invests

principally in the current thirty-year U.S. Treasury  bond and in other U.S.  Government securities with maturities of ten years or more.  Both  the Acquired Portfolio  and the Acquiring  Portfolio

invest  only  in securities  issued  or  guaranteed  by the  U.S.

Government, its agencies and instrumentalities, and in securities and  certificates evidencing  ownership  of  future interest  and principal payments  on the above securities  (zero coupon bonds).

As noted above, the most notable different between the investment policies of the Acquired Portfolio and the investment policies of the  Acquiring  Portfolio  is that  the  maturities  of  the U.S.

Government  securities in  which the  Acquired  Portfolio invests generally  are shorter than the maturities of the U.S. Government

securities in  which the Acquiring  Portfolio invests.   Both the

Acquired Portfolio  and the Acquiring Portfolio  seek to maximize current income while, at the same time, to preserve principal.



U.S. Government Securities.  The Acquired Portfolio and Acquiring

Portfolio  differ  primarily  in   the  maturities  of  the  U.S.

Government  securities in  which the  Acquired Portfolio  and the

Acquiring Portfolio invest.  Both the  Acquired Portfolio and the

Acquiring  Portfolio will  invest  only in  securities issued  or

guaranteed   by   the   U.S.   Government,   its   agencies   and

instrumentalities,  and in securities and certificates evidencing ownership of future interest and  principal payments on the above

securities (zero  coupon bonds).   Such U.S.  Government agencies

and   instrumentalities   include  organizations   such   as  the

Government  National  Mortgage  Association  ("GNMA"),  the Small

Business  Administration  ("SBA"), the  Federal  Home  Loan Banks

("FHLBs"), the  Federal Home  Loan Mortgage Corporation,  and the

Federal  National Mortgage  Association  ("FNMA").   As described
below, the  Acquired Portfolio  and the Acquiring  Portfolio each also  may purchase  U.S. Government  securities under  repurchase agreements  and lend  portfolio securities  held by  the Acquired

Portfolio and the Acquiring Portfolio, respectively.



U.S. Government bonds typically pay coupon interest semi-annually and  repay the  principal at  maturity. GNMA  certificates differ from other U.S. Government securities in that monthly payments of

both  principal  and  interest   are  made.    GNMA  certificates

represent  an ownership  in  a  pool  of either  Federal  Housing

Administration  (FHA)  insured  or  Veterans  Administration (VA)

guaranteed mortgages.  These certificates have yield and maturity characteristics corresponding to  the underlying mortgages  and a certificate's  term  may be  shortened  by  unscheduled or  early

payments of  principal on the  underlying mortgages.   The actual

yield of each  certificate will be  influenced by the  prepayment experience of the mortgage pool.



While  U.S.   Treasury  securities  and   those  Federal   agency

securities issued by  GNMA and SBA  are backed by the  full faith and credit of the United States, other Federal agency securities,

such as the  securities issued  by the  FHLBs and  FNMA, are  not guaranteed  by the U.S. Treasury, but rather are supported by the ability of that agency to borrow from the U.S. Treasury or by the credit of the agency itself.

Zero-Coupon  Bonds.   Both the  Acquired Portfolio  and Acquiring

Portfolio may buy and sell zero coupon U.S.  Treasury securities.

These securities  are U.S. Treasury  notes and  bonds which  have been stripped  of their  unmatured interest coupons,  the coupons themselves,  and receipts or  certificates representing interests in such stripped debt obligations and coupons.  Interest on these securities  is  not  paid  in  cash  during  the  term  of  these

securities,   but  is  accrued  and  paid  at  maturity.    These

securities  are   purchased  at  a  discount   from  face  value,

reflecting  the  current value  of  the deferred  interest.   The

discount on these securities  is taxable even though there  is no

cash return  until maturity.   Price volatility  is greater  than

normal  interest-paying securities,  and  the value  of the  zero coupon  securities reacts  more  quickly to  changes in  interest rates than do coupon  bonds.  Neither the Acquired  Portfolio nor the  Acquiring Portfolio invests more  than 10% of  its assets in the current value of zero coupon securities at any time.



Repurchase Agreements.   In order to  utilize cash reserves  kept

for   liquidity  effectively,  the  Acquired  Portfolio  and  the

Acquiring  Portfolio  each  may invest  in  repurchase agreements

secured  by   securities  issued   or  guaranteed  by   the  U.S.

Government,  and  its  agencies  and  instrumentalities,  and  in

securities  and  certificates   evidencing  ownership  of  future

interest and principal payments on such securities.  A repurchase

agreement  arises   when  a   buyer  purchases  a   security  and
simultaneously  agrees to sell the security back to the seller at an agreed-upon future date, normally one day or a few days later;

the  resale price is greater than  the purchase price, reflecting an agreed-upon interest rate.  Each of the Acquired Portfolio and the Acquiring Portfolio may enter into repurchase agreements only with  member  banks  of the  Federal  Reserve  System  or primary dealers of U.S. Government securities.  In the event of a default or bankruptcy  by  the seller,  the  Acquired Portfolio  and  the

Acquiring Portfolio  will liquidate  those securities  held under repurchase agreements.  Liquidation of these securities, however,

could  involve costs or delays  and, to the  extent proceeds from the sale  of  such  securities  were less  than  the  agreed-upon

repurchase   price,  the  Acquired  Portfolio  or  the  Acquiring

Portfolio, as the case may be, could suffer a loss.



Lending  of Securities.  Each  of the Acquired  Portfolio and the

Acquiring Portfolio may lend  its portfolio securities to broker-

dealers registered  as members  with the National  Association of

Securities Dealers, Inc. and to Federal Reserve member banks  for the purpose of  earning additional  income.  Such  loans will  be made pursuant  to agreements requiring the  broker-dealer or bank fully  and continuously  to  secure the  loan  by cash  or  other securities  in  which the  Acquired  Portfolio  or the  Acquiring

Portfolio  may invest equal to the market value of the securities loan.  The Acquired Portfolio and the Acquiring Portfolio receive compensation  for lending their  securities in the  form of fees.

The  Acquired Portfolio  and the  Acquiring Portfolio  will enter into securities  lending  and repurchase  agreement  transactions only with parties  who meet credit-worthiness standards  approved

by the Board.   In  the event  of a  default or  bankruptcy by  a

seller  or borrower,  the  Acquired Portfolio  and the  Acquiring

Portfolio will  promptly liquidate  collateral.  The  exercise of the  Acquired  Portfolio's  or  Acquiring  Portfolio's  right  to liquidate such  collateral, however, could involve  certain costs or  delays, and,  to the extent  that proceeds  from any  sale of collateral on a  default of the seller or borrower were less than the seller's or borrower's  obligation, the Acquired Portfolio or the Acquiring Portfolio, as the case may be, could suffer a loss.



Borrowings.   The Acquired Portfolio and  the Acquiring Portfolio

each may borrow money  only as a temporary measure  to facilitate redemptions.  Such a borrowing may not exceed 30% of the Acquired

Portfolio's or  the Acquiring Portfolio's total  assets, taken at

current  net  asset value  before  any  borrowing.   Neither  the

Acquired  Portfolio  nor  the  Acquiring  Portfolio  may purchase securities  if  a borrowing  by  the  Acquired Portfolio  or  the

Acquiring Portfolio, as the case may be, is outstanding.



Investment Restrictions and Limitations.

The  respective  investment restrictions  and limitations  of the

Acquired Portfolio and the Acquiring Portfolio (collectively, the

"Portfolios")  are identical.    Unless otherwise  specified, the
investment  restrictions and  limitations  are  considered to  be

"fundamental" policies, and, as such,  may not be changed without

approval  of  the  holders  of  a  "majority"  of   the  Acquired

Portfolio's or the  Acquiring Portfolio's respective  outstanding

voting shares.   As defined at Section 2(a)(42) of  the 1940 Act,

the term  "majority" of  the outstanding voting  securities means the vote of  the lesser of: (i) 67%  of the voting shares  of the

Portfolio at a  meeting where  more than 50%  of the  outstanding voting shares are present  in person or represented by  proxy; or

(ii)  more than  50%  of the  outstanding  voting shares  of  the

Portfolio.



                      PRINCIPAL RISK FACTORS

Because the investment objective  and investment restrictions  of the Acquiring  Portfolio are identical  to those of  the Acquired

Portfolio, and  because the investment policies  of the Acquiring

Portfolio  and the Acquired Portfolio, other than with respect to the maturities  of the  U.S. Government  securities in  which the

Acquiring Portfolio and the Acquired Portfolio each invests, also

are   identical,  the   risks  associated  with   the  particular

investment policies and strategies  that the Acquiring  Portfolio and the Acquired Portfolio are authorized to employ in seeking to meet their  investment objectives also are  identical, except, as described  below,  for  the  fluctuation  due  to  interest  rate movements in the  market value  of certain of  the securities  in which the Acquiring Portfolio  and the Acquired Portfolio invest.

As described  above, the Acquiring Portfolio  invests principally in the current thirty-year  U.S. Treasury bond and in  other U.S.

Government  securities  with maturities  of  ten  years or  more,

whereas the Acquired Portfolio invests principally in the current

ten-year  U.S.  Treasury  note   and  in  other  U.S.  Government

securities  with maturities  of ten  years or  less.   The market

values  of  the  investment  securities  of  both  the  Acquiring

Portfolio  and the  Acquired Portfolio  will vary  inversely with interest rate  movements and, therefore,  the per share  value of the Acquiring Portfolio and the Acquired Portfolio each also will fluctuate as interest rates change.  As interest rates fluctuate,

however,  debt securities  with longer  maturities, such  as GNMA

certificates  and  the   longer-term  securities  in   which  the

Acquiring  Portfolio  may  invest,  generally  experience greater price movement  compared to the shorter-term  securities in which the Acquired  Portfolio may  invest.  Accordingly,  investment in the Acquiring Portfolio  may involve a somewhat higher  degree of risk than investment in  the Acquired Portfolio.  Because  of the fluctuation  of  per  share  values,  investment  in  either  the

Acquired Portfolio  or the  Acquiring Portfolio (both  before and after  the  proposed  Reorganization)  may not  be  suitable  for investors with short-term investment objectives.

                   THE PROPOSED REORGANIZATION



Agreement and Plan of Reorganization

The terms  and conditions under which  the proposed transactions,

as contemplated by the Reorganization, may be consummated are set

forth  in the  Plan.   Significant  provisions  of the  Plan  are

summarized  immediately  below.     This  summary,  however,   is

qualified in  its entirety by  reference to  the Plan, a  form of which is attached to  this combined prospectus/proxy statement as

Appendix A.



The Plan contemplates (i) the Acquiring Portfolio, on the closing date  of the Reorganization, acquiring  all of the  assets of the

Acquired Portfolio in exchange for Acquiring Portfolio Shares and the assumption  by the Acquiring Portfolio of all the liabilities of the Acquired Portfolio  and (ii) the constructive distribution of Acquiring Portfolio Shares to the Shareholders of the Acquired

Portfolio in exchange  for the Acquired Portfolio  Shares of such

Shareholders,  all  as provided  for  by the  Plan.   Immediately

following the  Reorganization, the  Acquiring  Portfolio will  be renamed "The Rushmore U.S. Government Bond Portfolio."



The  assets of  the  Acquired Portfolio  to  be acquired  by  the

Acquiring  Portfolio  include  all property,  including,  without

limitation,  all  cash,   securities,  commodities  and   futures

interests, and dividends or interest receivables which are owned by the Acquired Portfolio and any deferred or prepaid expenses shown as an asset on  the books of the Acquired Portfolio  on the closing date of the Reorganization.  The Acquiring Portfolio will assume from  the  Acquired Portfolio  all liabilities,  expenses,

costs, charges, and reserves  reflected on an unaudited statement

of  assets and  liabilities  of  the  Acquired  Portfolio.    The

Acquiring Portfolio  also will deliver Acquiring Portfolio Shares to the  Acquired Portfolio, which Acquiring  Portfolio Shares the

Acquired Portfolio  then shall distribute to  the Shareholders of

the  Acquired  Portfolio  in  exchange   for  such  Shareholders'

Acquired  Portfolio  Shares.     The  exchange  of  the  Acquired

Portfolio's  assets   for  the  Acquiring   Portfolio  Shares  is

anticipated to occur on December ___, 1995, or such later date as the parties may agree (the "Closing Date").



The value of the  Acquired Portfolio's assets to be  acquired by,

and the  value  of the  Acquired  Portfolio's liabilities  to  be assumed by,  the Acquiring Portfolio and the net asset value of a share  of  the  Acquiring  Portfolio  will  be  determined  as of immediately  after the close of  regular trading on  the New York

Stock  Exchange (the "NYSE") at  4:00 P.M., Eastern  Time, on the

Closing Date,  using the  valuation procedures  set forth in  the

Acquiring  Portfolio's then-current  Prospectus and  Statement of

Additional Information.

Upon the Closing Date, the Acquired Portfolio will distribute pro rata to its Shareholders of record the Acquiring Portfolio Shares

received  by   the  Acquired  Portfolio  in   exchange  for  such

Shareholders'  interests in the  Acquired Portfolio, as evidenced

by   such  Shareholders'   Acquired   Portfolio  Shares.     This

distribution  will be  accomplished  by opening  accounts on  the books  of the Acquiring Portfolio in the name of each Shareholder of  record in the Acquired Portfolio and by crediting thereon the shares previously  credited to the Acquired  Portfolio account of the Shareholder on those books, as described above (see "Synopsis

--  Continuation of  Shareholder Accounts;  Share Certificates").

Each such Acquiring Portfolio shareholder account shall represent the respective pro-rata number  of the Acquiring Portfolio Shares due such Shareholder.



Accordingly,  every  Shareholder  will  own  Acquiring  Portfolio

Shares immediately  after the Reorganization, the  value of which

Acquiring Portfolio Shares  will be  equal to the  value of  such

Shareholder's Acquired Portfolio Shares immediately prior to  the

Reorganization.  Moreover, because the Acquiring Portfolio Shares will be issued at net asset  value in exchange for the net assets of  the Acquired Portfolio that will equal the aggregate value of those Acquiring Portfolio Shares, the  net asset value per  share

of  each Acquiring  Portfolio  will  be  unchanged.    Thus,  the

Reorganization will not result  in a dilution of  any Shareholder account.

The consummation of the proposed transactions contemplated by the

Reorganization  is subject to a number of conditions set forth in the Plan, some of which conditions may be waived by the Board, or by  an authorized officer of the Fund, as appropriate.  Among the

significant  conditions  (which  may   not  be  waived)  for  the

Reorganization of the Acquired Portfolio are:  (i) the receipt by the  Fund of  an opinion  of counsel  to the  Fund (or  a revenue ruling  of  the U.S.  Internal  Revenue  Service)  as to  certain

Federal  income  tax  aspects  of the  Reorganization  (see  "The

Proposed Reorganization -- Federal Income Tax Consequences"); and

(ii) the approval of  the Plan at the Meeting by  the affirmative vote of the  holders of a majority of  all the outstanding voting shares of the Acquired Portfolio.  The Plan may be terminated and the  Reorganization  abandoned  at  any  time,  before  or  after approval  by the  Shareholders, prior  to the  applicable Closing

Date,  by  mutual  consent  of  the Acquired  Portfolio  and  the

Acquiring Portfolio.  In addition, the Plan may be amended in any mutually-agreeable manner,  except that no amendment  may be made to  the Plan subsequent to  the Meeting that  would be materially detrimental to the Shareholders.



Management contemplates  that the Acquired Portfolio's  assets at the  date  of  the  transactions of  the  Reorganization  will be invested in  a manner  consistent with the  investment objectives and policies of both the Acquired Portfolio and the corresponding

Acquiring Portfolio. To the extent that any portfolio asset of the Acquired Portfolio is inconsistent with the investment requirements  of  the  Acquiring  Portfolio  on  that  date,  the

Acquired  Portfolio  will bear  the transaction  costs associated with  replacement  of  that  asset,  including  any  adverse  tax consequences if losses are incurred in replacing such asset.  The

Acquired  Portfolio, however,  intends to conform  its securities portfolio to meet  the investment objective  and policies of  the

Acquiring Portfolio prior to the Closing Date.



Reasons For the Proposed Reorganization

As  described below  in greater  detail, the  Board believes  the

Reorganization  would  benefit   Shareholders  by  enhancing  the

ability of the Fund's adviser to effect portfolio transactions on

more  favorable  terms  and   give  the  Fund's  adviser  greater

investment  flexibility   as  well  as  promote   more  efficient

operations and enable greater diversification of investments.  In addition, the Board also believes that the investment policies of the Acquiring Portfolio may  be more advantageous to Shareholders than  the  investment policies  of  the  Acquired Portfolio,  and present the  potential for greater  capital growth, and  that the

Reorganization  would  result  in certain  economies  which would increase the ability of  the combined fund to continue  to obtain

management   and  administrative  services   in  connection  with

Shareholders' assets at acceptable  levels.  The Board, including all  of  the  Independent  Directors,  has  determined  that  the interests of the Shareholders of the Acquired Portfolio will not be diluted as a result of the proposed transactions contemplated

by  the   Reorganization  and  that  the   proposed  transactions

contemplated  by the Reorganization are in  the best interests of

the  Shareholders  of  the  Acquired  Portfolio.    The  proposed

Reorganization  was   recommended  to  the  Board   by  MMA,  the

investment adviser to the  Acquired Portfolio, and was considered and unanimously approved by the  Board at a meeting held  on July

27, 1995.



The  unanimous  decision  by  the  Board  to  recommend  that the

Shareholders  of  the  Acquired  Portfolio vote  to  approve  the

Reorganization of the Acquired Portfolio was based on a number of factors, first and  foremost that the  Reorganization would be  a means of combining similar  portfolios with identical  investment objectives and  comparable investment  policies and  would permit

the   Shareholders   of   the  Acquired   Portfolio   to   pursue

substantially the  same investment goals in  a potentially larger fund.  The  Board believes that the  Reorganization, if effected,

would  enable the  resulting larger fund,  with its  larger asset base, to achieve enhanced investment performance and distribution

capability.   These goals are  anticipated to be  achieved by the

Reorganization  because the expected increase  in the size of the

combined    Acquiring    Portfolio-Acquired   Portfolio    should

potentially  increase  the  larger,  resulting  fund's  operating efficiencies, enhance  the ability  of the investment  adviser to this  larger  fund  to  effect  portfolio  transactions  on  more
favorable  terms,   and  give  the  investment   adviser  greater

investment flexibility and the ability  to select a larger number of portfolio securities for the larger, resulting fund,  with the attendant  ability  to spread  investment  risks  among a  larger number of portfolio securities.



The Board further considered that, without  the larger asset base

resulting   from  the   proposed  Reorganization,   the  Acquired

Portfolio  might not  be able  to continue  to retain  investment management  and administrative services assuming the continuation

of the relative low  asset level of the Acquired Portfolio.   The

Board  considered that  the  present asset  base of  the Acquired

Portfolio  may  not  be   large  enough  to  generate  sufficient

management  fees to MMA in order for this arrangement to continue to  be economically  feasible for  MMA, and  could result  in the

cancellation of the  Rushmore Management Agreement  by MMA.   The

Board  anticipates  that  the  larger  asset  base  of  the  fund resulting  from the Reorganization  would produce  economies that would enable services to continue to be provided to the Acquiring

Portfolio at  acceptable compensation  levels.    These economies

should permit the reduction or elimination of certain duplicative costs  and expenses,  presently  incurred for  services that  are separately  performed for  both  the Acquired  Portfolio and  the

Acquiring  Portfolio.   As  a  general  rule,  economies  can  be

expected to be realized primarily with respect to fixed expenses,

such as  costs of  printing and fees  for professional  services.

Expenses  that are based on the value  of assets or the number of shareholder accounts,  such as  custody and transfer  agent fees,

however,  would  be  largely  unaffected by  the  Reorganization.

Achievement of these goals, of course, cannot be assured.



The   Board   believes  that   the   essential   aspect  of   the

Reorganization  is  that the  interest  of a  Shareholder  in the

Acquiring  Portfolio   would  be  virtually  identical   to  that

Shareholder's interest in the predecessor Acquired Portfolio; the

Board  further believes  that  the Reorganization  would have  no material  impact on  the economic  interests of  the Shareholders and, as discussed above, would not result in the dilution of  any

Shareholder account.  A condition precedent to the Reorganization will  be the receipt by the Fund  of an opinion of counsel to the effect that the Reorganization will not result in the recognition of any gain or loss for Federal income tax purposes either to the

Acquiring  Portfolio   or  the  Acquired  Portfolio   or  to  the

shareholders of  either the  Acquiring Portfolio or  the Acquired

Portfolio.



The  Board   based  its   decision  to  recommend   the  proposed

Reorganization, and the transactions contemplated thereby, to the

Shareholders for  the reasons  set forth above  as well  as on  a number of other factors, including the following:

     1.   the terms and conditions of the Reorganization and

          the fact that the  Reorganization would not result

          in dilution of Shareholder interests;



     2.   the  relative, comparative  past growth  in assets

          and   investment   performance  of   the  Acquired

          Portfolio and the Acquiring Portfolio;



     3.   the future prospects of the Acquired Portfolio and

          the Acquiring Portfolio  if the Reorganization  of

          such  Acquired  Portfolio   into  such   Acquiring

          Portfolio is  effected and if  such Reorganization

          is not effected;



     4.   the fact that the investment objectives, policies,

          and restrictions of the Acquired Portfolio and the

          Acquiring Portfolio are compatible;



     5.   service  features available to shareholders in the

          Acquired Portfolio and the Acquiring Portfolio;



     6.   the  anticipated benefits  to the  Shareholders of

          continuing to be part of the same mutual fund;



     7.   the   tax-free  nature  and  consequences  of  the

          Reorganization; and

     8.   alternatives to the Reorganization.



Description of Securities To Be Issued

General.  The Acquiring Portfolio Shares to be issued pursuant to the proposed  Reorganization represent shares of  common stock in the Fund, which is  a diversified, open-end management investment company, organized as a  corporation under the laws of  the State

of Maryland,  pursuant to  the Rushmore Articles.   The  Rushmore

Articles  authorize the  Board to  issue an  unlimited number  of

shares of  common stock  in one or  more series.   Currently, the

Fund  has authorized  four  series:   The  Rushmore Money  Market

Portfolio,   The   Rushmore  U.S.   Government  Intermediate-Term

Securities  Portfolio, The  Rushmore  U.S.  Government  Long-Term

Securities  Portfolio, and  The Rushmore  Nova  Portfolio (though shares in The Rushmore Nova Portfolio currently are not available or  sold to the public).  Other  series in the Fund, however, may

be   added  in  the  future.    Each  Acquiring  Portfolio  Share

represents  an  equal  proportionate  interest  with  each  other

Acquiring Portfolio Share  of the Fund,  and each such  Acquiring

Portfolio  Share   is  entitled   to   equal  voting,   dividend,

liquidation, and redemption rights.   Acquiring Portfolio  Shares

entitle their holders  to one  vote per  full share  held and  to

fractional  votes  for fractional  shares  held.   The  Acquiring

Portfolio Shares do not have cumulative voting rights, preemptive

rights,   or   subscription   rights,   and   are   fully   paid,

nonassessable, redeemable, and freely transferable.

Currently,  each   shareholder  of  an  Acquiring   Portfolio  is

permitted to inspect the records, accounts, and books of the Fund for any legitimate business purpose.



Meetings.  As a Maryland corporation, the Fund is not required to hold an annual  shareholders' meeting  if the 1940  Act does  not require  such a meeting.  The By-Laws  of the Fund provide that a special  meeting of Fund shareholders  of any series  of the Fund may  be called  by the  directors of  the Fund  ("Directors") and shall  be called  by the  Directors upon  the written  request of shareholders owning at least 25% of all of the outstanding voting

shares entitled to  be cast at such meeting.   The Fund will hold

special shareholder  meetings as required or  deemed desirable by the  Board  for such  purposes  as  electing Directors,  changing fundamental  policies, or  approving  an  investment advisory  or

shareholder services  agreement.   Pursuant to Maryland  law, any

Director may be removed from office with or without  cause at any time by  the affirmative vote of  a majority of all  the votes of

Fund shareholders entitled to vote for the election of directors.

If requested by shareholders  of at least 10% of  the outstanding voting  shares  of the  Fund, the  Fund  will call  a shareholder meeting  for the  purpose  of voting  upon  the question  of  the removal of  a  Director and  will assist  in communications  with other  Fund shareholders as required by Section 16(c) of the 1940

Act.

Shareholder Liability.   Shareholders of a  Maryland corporation,

such as the Fund,  except to the extent otherwise provided in the governing instrument of the  corporation, are entitled to limited

personal  liability.    The  Fund's  governing   instrument,  the

Rushmore Articles, specifically  disclaims shareholder  liability for  acts or  obligations  of the  Fund  and provides  that  Fund shareholders shall not be  subject to any personal  liability for

the  acts  or obligations  of the  Fund.   The  Rushmore Articles

further provide for  indemnification, out of the  property of the series  of  the Fund  with  respect to  which  such shareholder's shares are issued, for all losses and expenses of any shareholder held personally liable solely  by reason of  his or her being  or having  been a shareholder of such series  and not because of his

or  her acts or  omissions or for  some other reason.   Thus, the

risk of a  shareholder of  the Fund incurring  financial loss  on account of shareholder liability  is considered remote since such liability  is limited to  circumstances in which  a disclaimer is inoperative and the Fund would be unable to meet its obligations.



Liability of Directors.  Under  the Rushmore Articles, a Director

will be  held  personally  liable  only for  the  Director's  own willful  misfeasance, bad  faith, gross  negligence, or  reckless disregard of the duties involved in the conduct of the office  of

a Director.   Under the Rushmore Articles, Directors and officers

of  the Fund ("Officers") will be indemnified for the expenses of litigation against such Directors and Officers unless it is determined that the person did not act in good faith in the reasonable  belief that the person's action was in or not opposed to the best  interests of the Fund or if  the person's conduct is determined  to constitute willful  misfeasance, bad  faith, gross

negligence, or reckless disregard of  that person's duties.   The

Fund  also may advance money for these expenses provided that the

Director  or the  Officer undertakes  to repay  the Fund  if that person's conduct later is determined to preclude indemnification.



The foregoing is only a summary of certain characteristics of (i)

the shares of common stock  of the Fund to be issued  pursuant to the proposed Reorganization, (ii) the operations of the  Fund and the  Rushmore Articles  and the  By-Laws of  the Fund,  and (iii)

Maryland law.  The foregoing is not a complete description of the shares of common  stock of the Fund nor of  the documents or laws cited.  Shareholders should  refer to the provisions  of Maryland law directly for a more thorough description.



Federal Income Tax Consequences

The Fund will receive,  as a condition to the  Reorganization, an opinion from Jorden Burt  Berenson & Johnson LLP, counsel  to the

Fund, to the  effect, for  Federal income tax  purposes and  with respect to the Reorganization, that:



     1.   the proposed Reorganization  and the  transactions

          contemplated thereby, as described herein, will constitute a tax-free "reorganization" within the

          meaning  of  Section  368(a)(1)(C)  of   the  U.S.

          Internal  Revenue  Code of  1986, as  amended (the

          "Code");



     2.   no gain  or loss  generally will be  recognized to

          the Acquired Portfolio upon the transfer of all of

          the  Acquired Portfolio's assets  to the Acquiring

          Portfolio   in   exchange  solely   for  Acquiring

          Portfolio  Shares  and   the  assumption  by   the

          Acquiring Portfolio of all the liabilities  of the

          Acquired Portfolio and the subsequent distribution

          of  those  Acquiring   Portfolio  Shares  to   the

          Acquired Portfolio's Shareholders of record;



     3.   no  gain  or  loss   will  be  recognized  to  the

          Acquiring  Portfolio  upon  the  receipt  of those

          Acquired Portfolio  assets in exchange  solely for

          Acquiring Portfolio Shares  and the assumption  by

          the   Acquiring   Portfolio   of  those   Acquired

          Portfolio liabilities;



     4.   the Acquiring Portfolio's basis for those Acquired

          Portfolio  assets  transferred  by   the  Acquired

          Portfolio  to the Acquiring  Portfolio will be the

          same  as   the  basis  thereof   in  the  Acquired

          Portfolio's    hands   immediately    before   the

          Reorganization,  and   the  Acquiring  Portfolio's

          holding period for  those assets will include  the

          Acquired Portfolio's holding period therefor;



     5.   each  Shareholder   of  record  of   the  Acquired

          Portfolio will recognize no  gain or loss upon the

          constructive  exchange  of  all   of  his  or  her

          Acquired  Portfolio  Shares  solely for  Acquiring

          Portfolio Shares pursuant to the Reorganization;



     6.   each   Shareholder's   basis  for   the  Acquiring

          Portfolio Shares to be received by the Shareholder

          pursuant to the Reorganization will be the same as

          the Shareholder's basis  in the Acquired Portfolio

          Shares   to   be  constructively   surrendered  in

          exchange therefor; and



     7.   each such Shareholder's  holding period for  those

          Acquiring Portfolio Shares will include the period

          during which the Acquired  Portfolio Shares to  be

          constructively  surrendered  in exchange  therefor

          were held, provided the Acquired  Portfolio Shares

          were held as capital assets by that Shareholder on

          the date of the Reorganization.

A  revenue ruling of the Internal Revenue Service is not expected to be obtained by the Fund.



The Acquired Portfolio, as of August 31, 1995, had a capital loss carryover of $979,097, and the Acquiring Portfolio,  as of August

31, 1995, had a capital loss carryover of $624,343.   Pursuant to

the Reorganization  of the Acquired Portfolio  into the Acquiring

Portfolio, the Acquiring Portfolio  would retain its capital loss carryover  and would succeed to the capital loss carryover of the

Acquired Portfolio, subject, in both cases, to the limitations of

Sections  381,  382, 383,  and  384 of  the Code.    The Acquired

Portfolio and the Acquiring Portfolio, as of the foregoing dates,

had no other loss carryover.



THE FOREGOING IS INTENDED  TO BE ONLY A SUMMARY  OF THE PRINCIPAL

FEDERAL INCOME TAX CONSEQUENCES  OF THE REORGANIZATION AND SHOULD

NOT BE  CONSIDERED TO BE TAX  ADVICE.  THERE CAN  BE NO ASSURANCE

THAT THE  INTERNAL REVENUE SERVICE WILL  CONCUR ON ALL  OR ANY OF

THE  ISSUES  DISCUSSED  ABOVE.    SHAREHOLDERS  OF  THE  ACQUIRED

PORTFOLIO  MAY  WISH  TO  CONSULT WITH  THEIR  OWN  TAX  ADVISORS

REGARDING  THE FEDERAL,  STATE, AND  LOCAL TAX  CONSEQUENCES WITH

RESPECT  TO THE  FOREGOING MATTERS  AND ANY  OTHER CONSIDERATIONS

WHICH MAY  BE  APPLICABLE TO  THE  SHAREHOLDERS OF  THE  ACQUIRED

PORTFOLIO.

Pro Forma Capitalization and Ratios

The  following tables  show  the capitalization  of the  Acquired

Portfolio and  the Acquiring  Portfolio separately, as  of August

31,  1995, and  combined in  the aggregate on  a pro  forma basis

(unaudited),   as   of   that   date,  giving   effect   to   the

Reorganization:

                        Acquired    Acquiring     Pro Forma
                       Portfolio    Portfolio     Combined

   Net Assets:        $11,592,845  $16,390,706   $27,983,551

   Net Asset Value
     Per Share:          $9.44        $9.89         $9.89

   Shares
   Outstanding:        1,227,678    1,657,846     2,830,024



Cessation of Existence

If  the  Plan is  approved by  the  Shareholders of  the Acquired

Portfolio  and  the  Reorganization  is  completed,  the Acquired

Portfolio, as  described above,  thereafter will cease  to exist.

See  "The   Proposed  Reorganization --  Agreement  and  Plan  of

Reorganization."



Required  Vote  and  Board  Recommendation With  Respect  to  the

Reorganization Plan

As  described above, the Board, including  all of the Independent

Directors, has unanimously concluded, after due consideration of the direct and indirect costs of the transactions contemplated by the proposed Reorganization and all other factors and information deemed by the Board to be relevant, that the Reorganization would be  in the  best  interests of  the  Acquired Portfolio  and  its

Shareholders and  that the interests of  existing Shareholders of the Acquired  Portfolio will not  be diluted as  a result  of the

transactions  contemplated  by  the Reorganization.    The Board,

therefore, has submitted the Plan for the Reorganization, and the transactions contemplated thereby, as set  forth in the Plan, for approval by the Shareholders at the Meeting.  As described above,

a  quorum  being  present,  the  approval  of  the  Plan  by  the

Shareholders  of  the  Acquired  Portfolio  under  Proposal   One

requires   the  affirmative  vote  of   a  majority  of  all  the

outstanding voting  shares  of the  Acquired Portfolio.   In  the

event that  the Shareholders  of the  Acquired  Portfolio do  not

approve  the  Plan,  and   the  Reorganization  of  the  Acquired

Portfolio  contemplated  thereunder,  the  Board   will  consider

possible alternative arrangements and MMA will continue to render services to the Acquired Portfolio.



The Board of Directors of The Rushmore Fund, Inc. has unanimously approved and recommends that,  with respect to the Reorganization of  the  Acquired Portfolio  into  the  Acquiring Portfolio,  the

Shareholders of the Acquired Portfolio vote FOR Proposal One, the proposed Agreement  and Plan  of Reorganization for  the Acquired

Portfolio and the transactions contemplated thereby, as described above.



       ADDITIONAL INFORMATION ABOUT THE ACQUIRING PORTFOLIO
                AND THE ACQUIRING PORTFOLIO SHARES



Additional information about the Acquiring  Portfolio is included in  the current Prospectus of The  Rushmore U.S. Government Long-

Term  Securities Portfolio, dated December  21, 1994.   A copy of

this prospectus has been filed  with the Securities and  Exchange

Commission (the  "Commission") and  is incorporated by  reference

herein.     A  Shareholder   will  receive  with   this  combined

prospectus/proxy  statement  a copy  of  the  prospectus for  The

Rushmore U.S. Government Long-Term Securities Portfolio.  Further

information  about the  Acquiring  Portfolio is  included in  the

Statement of Additional Information  for The Rushmore Fund, Inc.,

dated  December  21, 1994,  which also  has  been filed  with the

Commission and is  incorporated by reference  herein.  Copies  of this  Statement  of  Additional  Information  for  the  Acquiring

Portfolio may  be obtained without charge  by contacting Rushmore

Trust   and   Savings,  F.S.B.   ("RTS"),   which   provides  all

administrative  services  to  the  Acquiring  Portfolio, at  4922

Fairmont Avenue, Bethesda, Maryland  20814, or by telephoning RTS toll-free at (800) 343-3355.

       ADDITIONAL INFORMATION ABOUT THE ACQUIRED PORTFOLIO
                AND THE ACQUIRED PORTFOLIO SHARES



Additional information about the  Acquired Portfolio is  included in  the  current  Prospectus  of  The  Rushmore  U.S.  Government

Intermediate-Term  Securities Portfolio, dated December 21, 1994.

A  copy  of  each of  this  prospectus has  been  filed  with the

Commission  and   is  incorporated   by  reference  herein.     A

Shareholder  will receive  with  this  combined  prospectus/proxy statement  a  copy  of  the  prospectus  for  The  Rushmore  U.S.

Government  Intermediate-Term  Securities  Portfolio.     Further

information  about  the Acquired  Portfolio  is  included in  the

Statement of Additional Information  for The Rushmore Fund, Inc.,

dated  December  21, 1994,  which also  has  been filed  with the

Commission  and is incorporated by  reference herein.   A copy of

this  Statement  of  Additional  Information  for  the   Acquired

Portfolio may be obtained without charge by contacting RTS, which provides all administrative services  to the Acquired  Portfolio,

at  4922  Fairmont  Avenue,   Bethesda,  Maryland  20814,  or  by

telephoning RTS toll-free at (800) 343-3355.



                          MISCELLANEOUS



Available Information

The Fund is registered under  the 1940 Act and is subject  to the informational  requirements of  the  Securities  Exchange Act  of

1934, as amended, and the 1940 Act, and, in accordance therewith, files reports, proxy materials, and other information with the

Commission.  Such reports, proxy materials, and other information can be inspected at the Securities and Exchange Commission at 450

Fifth  Street, N.W.,  Washington, D.  C. 20549.   Copies  of such

material also can be obtained  from the Public Reference  Branch,

Office of Consumer  Affairs and Information  Services, Securities

and Exchange  Commission, 450 Fifth Street,  N.W., Washington, D.

C. 20549, at prescribed rates.



Legal Matters

Certain  legal matters  in connection  with the  issuance of  the

Acquiring Portfolio Shares will be passed upon by  Messrs. Jorden

Burt Berenson &  Johnson LLP, 1025 Thomas Jefferson Street, N.W.,

Suite 400 East, Washington, D.C. 20007-0805 ("Counsel").  Counsel

also  will render  an opinion  as to  certain Federal  income tax consequences of the Reorganization.



Financial Statements and Experts

Both the audited financial  statements of the Acquiring Portfolio included in  the Statement  of Additional Information  related to this  combined  prospectus/proxy  statement (the  "SAI")  and the audited financial  statements of the Acquired  Portfolio included

in   the  SAI  have  been  audited  by  Deloitte  &  Touche  LLP,

independent accountants, for the periods indicated in the reports of independent accountants thereon which appear in the SAI.  Such financial statements are incorporated herein by reference in reliance upon such reports of independent accountants given on the authority of such firm as experts in accounting and auditing.

Copies of these financial statements, as included in the SAI, may be obtained without  charge by contacting  RTS, at 4922  Fairmont

Avenue, Bethesda, Maryland 20814, or by telephoning RTS toll-free at (800) 343-3355.



                          OTHER BUSINESS



The Board  of Directors  of The Rushmore  Fund, Inc. knows  of no business  to be brought before the Meeting other than the matters

set forth  in this  combined prospectus/proxy statement.   Should

any other matter requiring a vote of Shareholders arise, however,

the Proxies will vote thereon according to their best judgment in the interests of the  Acquired Portfolio and the Shareholders  of

the Acquired Portfolio.


                         By Order of the Board of Directors




                         Richard J. Garvey, President
                         The Rushmore Fund, Inc.

4922 Fairmont Avenue
Bethesda, Maryland
November ___, 1995

P R O X Y                                               P R O X Y

                   THE RUSHMORE U.S. GOVERNMENT
              INTERMEDIATE-TERM SECURITIES PORTFOLIO
                     The Rushmore Fund, Inc.

                       4922 Fairmont Avenue
                    Bethesda, Maryland  20814
                           ____________

           PROXY FOR A SPECIAL MEETING OF SHAREHOLDERS
                        December 22, 1995

     THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS of The Rushmore Fund, Inc. (the "Fund") for use at a special meeting of the shareholders of the Rushmore U.S. Government Intermediate-Term Securities Portfolio, a series of the Fund, which meeting will be held at 10:00 A.M., Eastern Time, on Friday, December 22, 1995, at the offices of the Fund, 4922 Fairmont Avenue, Bethesda, Maryland 20814 (the "Meeting").

     The undersigned shareholder of the Rushmore U.S. Government Intermediate-Term Securities Portfolio, revoking any and all previous proxies heretofore given for shares of the Rushmore U.S. Government Intermediate-Term Securities Portfolio held by the undersigned ("Shares"), does hereby appoint Daniel L. O'Connor, Richard J. Garvey, and Stephenie E. Dickerson, and each and any of them, with full power of substitution to each, to be the attorneys and proxies of the undersigned (the "Proxies"), to attend the Meeting of the shareholders of the Rushmore U.S. Government Intermediate-Term Securities Portfolio, and to represent and direct the voting interest represented by the undersigned as of the record date for said Meeting for the Proposals specified below.

     This proxy, if properly executed, will be voted in the manner as directed herein by the undersigned shareholder. Unless otherwise specified below in the squares provided, the undersigned's vote will be cast "FOR" each Proposal. If no direction is made for any Proposals, this proxy will be voted "FOR" any and all such Proposals. In their discretion, the Proxies are authorized to transact and vote upon such other matters and business as may come before the Meeting or any adjournments thereof.

Proposal 1.    To approve or disapprove  an Agreement and Plan of
               Reorganization among  the Fund, the  Rushmore U.S.
               Government Intermediate-Term Securities Portfolio,
               and   the   Rushmore  U.S.   Government  Long-Term
               Securities Portfolio,  another series of  the Fund
               (the  "Plan"),  and the  transactions contemplated
               thereby,  pursuant to which Plan the Intermediate-
               Term  Securities Portfolio  would transfer  all of
               its assets to the Long-Term  Securities Portfolio,
               in exchange for (i) shares of common stock in  the
               Long-Term  Securities  Portfolio  that   would  be
               distributed   to   the    shareholders   of    the
               Intermediate-Term  Securities  Portfolio and  (ii)
               the   assumption   by  the   Long-Term  Securities
               Portfolio   of   all   the   liabilities   of  the
               Intermediate-Term   Securities   Portfolio    (the
               "Reorganization").     Immediately  following  the
               Reorganization, the Long-Term Securities Portfolio will be renamed "The Rushmore U.S. Government Bond
               Portfolio."

               FOR  [  ]       AGAINST  [  ]        ABSTAIN  [  ]

Proposal 2.    To transact  such other  business as  properly may
               come before the Meeting or any adjournment(s) thereof.


     To avoid the expense of adjourning the Meeting to a subsequent date, please return this proxy in the enclosed self-addressed, postage-paid envelope. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE RUSHMORE FUND, INC., WHICH RECOMMENDS A VOTE FOR THE PROPOSAL.

                               Dated: ________________, 1995


                               _______________________________
                                   Signature of Shareholder

                               _______________________________
                                   Signature of Shareholder

     This proxy may be revoked by the shareholder(s) at any time prior to the special meeting.

NOTE:   Please  sign exactly  as your  name appears  hereon.   If
shares are registered in more than one name, all registered shareholders should sign this proxy; but if one shareholder signs, this signature binds the other shareholder. When signing as an attorney, executor, administrator, agent, trustee, or guardian, or custodian for a minor, please give full title as such. If a corporation, please sign in full corporate name by an authorized person. If a partnership, please sign in partnership name by an authorized person.

                           APPENDIX A:

                             FORM OF
               AGREEMENT AND PLAN OF REORGANIZATION

                           APPENDIX A:

               AGREEMENT AND PLAN OF REORGANIZATION


     THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this ___ day of December, 1995, by and among The Rushmore Fund, Inc. (the "Fund"), a Maryland corporation, The Rushmore U.S. Government Long-Term Securities Portfolio (the "Acquiring Portfolio"), a series of the Fund, and The Rushmore U.S. Government Intermediate-Term Securities Portfolio (the "Acquired Portfolio"), also a series of the Fund. The Fund, the Acquiring Portfolio, and the Acquired Portfolio have their respective principal places of business at 4922 Fairmont Avenue, Bethesda, Maryland 20814.

     This Agreement is intended to be and is adopted as a plan of reorganization within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"), with respect to the proposed reorganization of the Acquired Portfolio, pursuant to which the Acquired Portfolio will become part of the Acquiring Portfolio (the "Reorganization"). Specifically, this Agreement is intended to be and is adopted for the purpose of providing for the Reorganization of the Acquired Portfolio into the Acquiring Portfolio. The Reorganization will consist of the transfer of all of the assets of the Acquired Portfolio to the Acquiring Portfolio in exchange solely for (i) shares of common stock in the Acquiring Portfolio (the "Acquiring Portfolio Shares") and (ii) the assumption by the Acquiring Portfolio of all the liabilities of the Acquired Portfolio, and the distribution of the Acquiring Portfolio Shares to the shareholders of the Acquired Portfolio, as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

     WHEREAS, the Acquired Portfolio and the Acquiring Portfolio are series of an open-end, registered investment company of the management type and the Acquired Portfolio owns securities which generally are assets of the character in which such Acquiring Portfolio is permitted to invest;

     WHEREAS, the Board of Directors of the Fund has determined, with respect to the Reorganization, that the exchange of all of the assets of the Acquired Portfolio for Acquiring Portfolio Shares and the assumption of all the liabilities of the Acquired Portfolio by the Acquiring Portfolio is in the best interests of the Acquired Portfolio and the Acquiring Portfolio and their shareholders and that the interests of the existing shareholders of the Acquired Portfolio and the Acquiring Portfolio would not be diluted as a result of this transaction;

     WHEREAS, the purpose of the Reorganization is to combine the assets of the Acquiring Portfolio with those of the Acquired
Portfolio in an attempt to achieve greater operating economies and increased portfolio diversification.

     NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree, with respect to the Reorganization, as follows:

1.   THE TRANSFER  OF ASSETS  OF THE  ACQUIRED  PORTFOLIO TO  THE
     ACQUIRING PORTFOLIO IN EXCHANGE FOR  THE ACQUIRING PORTFOLIO
     SHARES, AND THE  ASSUMPTION OF  ALL THE  LIABILITIES OF  THE
     ACQUIRED PORTFOLIO

     1.1  A closing shall take place as provided for in paragraph
3.1 ("Closing") and the provisions of paragraphs 1 through 8 of this Agreement shall apply. At the Closing, subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Acquired Portfolio agrees to transfer all of the Acquired Portfolio's assets, as set forth in paragraph 1.2, to the Acquiring Portfolio, and the Acquiring Portfolio agrees in exchange therefor: (i) to deliver to the Acquired Portfolio the number of Acquiring Portfolio Shares, including fractional Acquiring
Portfolio Shares, determined by dividing the value of the Acquired Portfolio's net assets computed in the manner and as of the time and date set forth in paragraph 2.1 by the net asset value of one Acquiring Portfolio Share computed in the manner and as of the time and date set forth in paragraph 2.2; and (ii) to assume all the liabilities of the Acquired Portfolio, as set forth in paragraph 1.3.

     1.2 The assets of the Acquired Portfolio to be acquired by the Acquiring Portfolio shall consist of all property, including, without limitation, all cash, securities, commodities and futures interests, and dividends or interest receivable which are owned by the Acquired Portfolio and any deferred or prepaid expenses shown as an asset on the books of the Acquired Portfolio on the closing date provided in paragraph 3.1 (the "Closing Date").

     1.3 The Acquired Portfolio will endeavor to discharge all of its known liabilities and obligations prior to the Closing Date. The Acquiring Portfolio shall assume all liabilities, expenses, costs, charges, and reserves reflected on an unaudited statement of assets and liabilities of the Acquired Portfolio prepared by the administrator of the Acquiring Portfolio and the Acquired Portfolio, as of the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period.

     1.4 Immediately after the transfer of assets provided for in paragraph 1.1, the Acquired Portfolio will distribute pro rata to the Acquired Portfolio's shareholders of record, determined as of immediately after the close of business on the Closing Date (the "Acquired Portfolio Shareholders"), the Acquiring Portfolio Shares received by the Acquired Portfolio pursuant to paragraph
1.1. Such distribution will be accomplished by the transfer of the Acquiring Portfolio Shares then credited to the account of the Acquired Portfolio on the books of the Acquiring Portfolio to open accounts on the share records of the Acquiring Portfolio in the names of the Acquired Portfolio Shareholders and representing the respective pro rata number of the Acquiring Portfolio Shares due such shareholders. All issued and outstanding shares of the Acquired Portfolio will simultaneously be canceled on the books of the Acquired Portfolio, although share certificates representing interests in the Acquired Portfolio will represent a number of Acquiring Portfolio Shares after the Closing Date as determined in accordance with Section 2.3. The Acquiring Portfolio shall not issue certificates representing the Acquiring Portfolio Shares in connection with such exchange. Ownership of Acquiring Portfolio Shares will be shown on the books of the Acquiring Portfolio's transfer agent.

     1.5  Immediately following the Reorganization, the Acquiring
Portfolio  will be  renamed  "The Rushmore  U.S. Government  Bond
Portfolio."

2.   VALUATION

     2.1 The value of the Acquired Portfolio's assets to be acquired by the Acquiring Portfolio hereunder shall be the value of such assets computed as of immediately after the close of business of the New York Stock Exchange (the "NYSE") at 4:00 P.M., Eastern Time, on the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Fund's Articles of Incorporation and the Acquired Portfolio's then-current prospectus or statement of additional information.

     2.2 The net asset value of an Acquiring Portfolio Share shall be the net asset value per share computed as of immediately after the close of business of the New York Stock Exchange on the Valuation Date, using the valuation procedures set forth in the Fund's Articles of Incorporation and the Acquiring Portfolio's then-current prospectus or statement of additional information.

     2.3 The number of the Acquiring Portfolio Shares to be issued (including fractional shares, if any) in exchange for the Acquired Portfolio's assets shall be determined by dividing the value of the net assets of the Acquired Portfolio determined using the same valuation procedures referred to in paragraph 2.1 by the net asset value of an Acquiring Portfolio Share determined in accordance with paragraph 2.2.

     2.4   All computations of  value for the  Fund, the Acquired
Portfolio, and  the Acquiring Portfolio  shall be  made by  Money
Management Associates ("MMA").

3.   CLOSING AND CLOSING DATE

     3.1 The Closing Date shall be December ___, 1995 or such other date as the parties may agree to in writing. All acts taking place at the Closing shall be deemed to take place simultaneously as of immediately after the close of business on the Closing Date unless otherwise agreed to by the parties. The close of business on the Closing Date shall be as of 4:00 P.M., Eastern Time. The Closing shall be held at the offices of the Fund, 4922 Fairmont Avenue, Bethesda, Maryland 20814, or at such other time and/or place as the parties may agree.

     3.2 Rushmore Trust and Savings, F.S.B., Bethesda, Maryland, as custodian for the Acquired Portfolio (the "Custodian"), shall deliver at the Closing a certificate of an authorized officer stating that: (i) the Acquired Portfolio's portfolio securities, cash, and any other assets shall have been delivered in proper form to the Acquiring Portfolio within two business days prior to or on the Closing Date; and (ii) all necessary taxes, including all applicable Federal and state stock transfer stamps, if any, shall have been paid, or provision for payment shall have been made, in conjunction with the delivery of the Acquired Portfolio's portfolio securities.

     3.3 Rushmore Trust and Savings, F.S.B., Bethesda, Maryland, as the transfer agent for the Fund (the "Transfer Agent"), on behalf of the Acquiring Portfolio and the Acquired Portfolio, shall deliver at the Closing a certificate of an authorized officer stating that their records contain the names and addresses of the Acquired Portfolio Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Portfolio shall issue and deliver a confirmation evidencing the Acquiring Portfolio Shares to be credited on the Closing Date to the Secretary of the Acquired Portfolio or provide evidence satisfactory to the Acquired Portfolio that such Acquiring Portfolio Shares have been credited to the Acquired Portfolio's account on the books of the Acquiring Portfolio. At the Closing, each party shall deliver to the other such bills of sales, checks, assignments, share certificates, if any, receipts, or other documents as such other party or its counsel may reasonably request.

4.   REPRESENTATIONS AND WARRANTIES

     4.1 The Fund, on its own behalf and on behalf of the Acquired Portfolio, represents and warrants to the Acquiring
Portfolio as follows:

     (a) The Fund is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland;

     (b) The Fund is a registered investment company classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the "Commission"), as an investment company under the Investment
Company Act of 1940, as amended (the "1940 Act"), and the registration of its shares, under the Securities Act of 1933, as amended (the "1933 Act"), are in full force and effect;

     (c) Neither the Fund nor the Acquired Portfolio is in, and the execution, delivery, and performance of this Agreement will not result in, a material violation of the Fund's Articles of Incorporation or By-Laws or of any agreement, indenture, instrument, contract, lease, or other undertaking to which the Fund or the Acquired Portfolio is a party or by which either or both of the Fund and the Acquired Portfolio are bound;

     (d)  Neither  the Fund  nor the Acquired  Portfolio has  any
material   contracts  or  other   commitments  (other  than  this
Agreement) which will be terminated with liability to the Fund or the Acquired Portfolio prior to the Closing Date;

     (e) Except as otherwise disclosed in writing to and accepted by the Fund, on behalf of the Acquiring Portfolio, no material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or to their knowledge threatened against the Fund or the Acquired Portfolio or any of their properties or assets which, if adversely determined, would materially and adversely affect the Fund's or the Acquired Portfolio's financial condition or the conduct of either the Fund's or the Acquired Portfolio's business. Neither the Fund nor the Acquired Portfolio knows of any facts which might form the basis for the institution of such proceedings and neither the Fund nor the Acquired Portfolio is a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body which materially and adversely affects the business or the ability of the Fund or the Acquired Portfolio to consummate the transactions herein contemplated;

     (f) The Statement of Assets and Liabilities of the Acquired Portfolio at _________, 1995 has been audited by Deloitte & Touche LLP, independent accountants, and is in accordance with generally accepted accounting principles consistently applied, and such statement (a copy of which has been furnished to the Fund, on behalf of the Acquiring Portfolio) fairly reflects the financial condition of the Acquired Portfolio as of such date, and there are no known contingent liabilities of the Acquired Portfolio as of such date not disclosed therein;

     (g) Since _________, 1995, there has not been any material adverse change in the Acquired Portfolio's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Portfolio of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Fund, on behalf of the Acquiring Portfolio. For the purposes of this subparagraph (g), a decline in net asset value per share of the Acquired Portfolio, the discharge of Acquired Portfolio liabilities, or the redemption of Acquired Portfolio shares by Acquired Portfolio Shareholders shall not constitute a material adverse change;

     (h) At the Closing Date, all material Federal and other tax returns and reports of the Fund and the Acquired Portfolio required by law to have been filed by such date shall have been filed and are or will be correct, and all Federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and to the best knowledge of the Fund and the Acquired Portfolio no such return is currently under audit and no assessment has been asserted with respect to such returns;

     (i)   For each taxable  year of its  operation, the Acquired
Portfolio has met the requirements of Subchapter M of the Code for qualification as a regulated investment company and has elected to be treated as such;

     (j) All issued and outstanding shares of the Acquired Portfolio are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid, and non-assessable by the Acquired Portfolio. All of the issued and outstanding shares of the Acquired Portfolio will, at the time of closing, be held by the persons and in the amount set forth in the records of the Transfer Agent, on behalf of the Acquired Portfolio as provided in paragraph 3.3. The Acquired Portfolio does not have outstanding any options, warrants, or other rights to subscribe for or to purchase any of the Acquired Portfolio shares, nor is there outstanding any security convertible into any of the Acquired Portfolio shares;

     (k) At the Closing Date, the Acquired Portfolio will have good and marketable title to the Acquired Portfolio's assets to be transferred to the Acquiring Portfolio pursuant to paragraph

1.2 and full right, power, and authority to sell, assign, transfer, and deliver such assets hereunder, and, upon delivery and payment for such assets, the Acquiring Portfolio will acquire good and marketable title thereto, subject to any restrictions as might arise under the 1933 Act, other than as disclosed to the Acquiring Portfolio;

     (l) The execution, delivery, and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of the Fund's directors, and, subject to the approval of the Acquired Portfolio Shareholders, this Agreement will constitute a valid and binding obligation of the Fund and the Acquired Portfolio, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights, and to general equity principles;

     (m) The information to be furnished by the Fund and the Acquired Portfolio for use in registration statements, proxy materials, and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and other laws and regulations thereunder applicable thereto; and

     (n) The proxy statement of the Fund (the "Proxy Statement") to be included in the Registration Statement referred to in paragraph 5.6 (other than information therein that relates to the Acquiring Portfolio) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading.

     4.2 The Fund, on its own behalf and on behalf of the Acquiring Portfolio, represents and warrants to the Acquired
Portfolio as follows:

     (a) The Fund is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland;

     (b) The Fund is a registered investment company classified as a management company of the open-end type, and its registration with the Commission, as an investment company under the 1940 Act, and the registration of its shares, under the 1933 Act, are in full force and effect;

     (c) The current prospectus and statement of additional information of the Acquiring Portfolio conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

     (d) At the Closing Date, the Acquiring Portfolio will have good and marketable title to the Acquiring Portfolio's assets;

     (e) Neither the Fund nor the Acquiring Portfolio is in, and the execution, delivery, and performance of this Agreement will not result in, a material violation of the Fund's Articles of Incorporation or By-Laws or of any agreement, indenture, instrument, contract, lease, or other undertaking to which the Fund or the Acquiring Portfolio is a party or by which the Fund or the Acquiring Portfolio are bound;

     (f) No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened against the Fund or the Acquiring Portfolio or any of their properties or assets, except as previously disclosed in writing to the Fund, on behalf of the Acquired Portfolio. Neither the Fund nor the Acquiring Portfolio knows of any facts which might form the basis for the institution of such proceedings and neither the Fund nor the Acquiring
Portfolio is a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body which materially and adversely affects the business or the ability of the Fund or the Acquiring Portfolio to consummate the transactions contemplated herein;

     (g) The Statement of Assets and Liabilities of the Acquiring Portfolio at _________, 1995, audited by Deloitte & Touche LLP, independent accountants, and a copy of which has been furnished to the Fund, on behalf of the Acquired Portfolio, fairly and accurately reflects the financial condition of the Acquiring Portfolio as of such date in accordance with generally accepted accounting principles consistently applied;

     (h) Since __________, 1995, there has not been any material adverse change in the Acquiring Portfolio's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Portfolio of indebtedness maturing more than one year from the date such indebtedness was incurred. For the purposes of this subparagraph (h), a decline in net asset value per share of the Acquiring Portfolio shares, the discharge of Acquiring Portfolio liabilities, or the redemption of Acquiring Portfolio shares by Acquiring Portfolio Shareholders shall not constitute a material adverse change;

     (i) At the Closing Date, all material Federal and other tax returns and reports of the Fund and the Acquiring Portfolio required by law to have been filed by such date shall have been filed and are or will be correct, and all Federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and, to the best knowledge of the Fund and the Acquiring Portfolio, no such return is currently under audit and no assessment has been asserted with respect to such returns;

     (j)  For each  taxable year of its operation,  the Acquiring
Portfolio has met the requirements of Subchapter M of the Code for qualification as a regulated investment company and has elected to be treated as such;

     (k) All issued and outstanding Acquiring Portfolio Shares are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid, and non-assessable by the Acquiring Portfolio. The Acquiring Portfolio does not have outstanding any options, warrants, or other rights to subscribe for or to purchase the Acquiring Portfolio Shares, nor is there outstanding any security convertible into the Acquiring Portfolio Shares;

     (l) The execution, delivery, and performance of this Agreement will have been fully authorized prior to the Closing Date by all necessary action, if any, on the part of the directors of the Fund and this Agreement will constitute a valid and binding obligation of the Acquiring Portfolio enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights, and to general equity principles;

     (m) The Acquiring Portfolio Shares to be issued and delivered to the Acquired Portfolio, for the account of the Acquired Portfolio Shareholders, pursuant to the terms of this Agreement, will, at the Closing Date, have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Portfolio Shares, and will be fully paid and non-assessable by the Acquiring Portfolio;

     (n) The information to be furnished by the Acquiring Portfolio for use in registration statements, proxy materials, and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and other laws and regulations applicable thereto;

     (o)   The Proxy Statement to be included in the Registration
Statement  (only  insofar  as it  relates  to  the  Fund and  the

Acquiring  Portfolio)   will,  on  the  effective   date  of  the
Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statement herein, in light of the circumstances under which such statements were made, not materially misleading; and

     (p) The Fund and the Acquiring Portfolio each agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act, and such of the state blue sky or securities laws as may be necessary in order to continue their operations after the Closing Date.

5.   COVENANTS  OF  THE  ACQUIRING  PORTFOLIO  AND  THE  ACQUIRED
     PORTFOLIO

     The following covenants of the Acquiring Portfolio and the Acquired Portfolio, as applicable, are made on behalf of the Acquiring Portfolio and the Acquired Portfolio, respectively, by the Fund:

     5.1 The Acquiring Portfolio and the Acquired Portfolio each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions, and any other distribution that may be advisable.

     5.2 The Acquired Portfolio will call a meeting of the Acquired Portfolio Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

     5.3   The  Acquired Portfolio  covenants that  the Acquiring
Portfolio Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

     5.4    The  Acquired  Portfolio will  assist  the  Acquiring
Portfolio  in  obtaining   such  information  as  the   Acquiring
Portfolio reasonably requests concerning the beneficial ownership of the shares of the Acquired Portfolio.

     5.5 Subject to the provisions of this Agreement, the Acquiring Portfolio and the Acquired Portfolio will each take, or cause to be taken, all action, and do, or cause to be done, all things, reasonably necessary, proper, or advisable to consummate and make effective the transactions contemplated by this Agreement.

     5.6 The Acquired Portfolio will provide the Acquiring Portfolio with information reasonably necessary for the preparation of a prospectus (the "Prospectus") which will include the Proxy Statement, referred to in paragraph 4.1(n), all to be included in a Registration Statement on Form N-14 of the Acquiring Portfolio (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act, in connection with the meeting of the Acquired Portfolio Shareholders to consider approval of this Agreement and the transactions contemplated herein (the "Meeting").

6.   CONDITIONS  PRECEDENT TO  OBLIGATIONS  OF THE  FUND AND  THE
     ACQUIRED PORTFOLIO

     The obligations of the Fund and the Acquired Portfolio to consummate the transactions provided for herein shall be subject, at their election, to the performance by the Fund and the Acquiring Portfolio of all the obligations to be performed by the Fund and the Acquiring Portfolio hereunder on or before the Closing Date, and, in addition thereto, to the following further conditions:

     6.1 All representations and warranties of the Fund and the Acquiring Portfolio contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date; and

     6.2 The Fund, on behalf of the Acquiring Portfolio, shall have delivered to the Fund, on behalf of the Acquired Portfolio, on the Closing Date, a certificate executed in the Fund's name by the Fund's President or Vice President, and the Fund's Treasurer or Assistant Treasurer, in a form reasonably satisfactory to the Fund, on behalf of the Acquired Portfolio, and dated as of the
Closing Date, to the effect that the representations and warranties of the Fund and the Acquiring Portfolio made in this Agreement are true and correct at and as of the Closing Date, except as these representations and warranties may be affected by the transactions contemplated by this Agreement and as to such other matters as the Fund shall reasonably request.

7.   CONDITIONS  PRECEDENT TO  OBLIGATIONS  OF THE  FUND AND  THE
     ACQUIRING PORTFOLIO

     The obligations of the Fund and the Acquiring Portfolio to complete the transactions provided for herein shall be subject, at their election, to the performance by the Fund and the Acquired Portfolio of all of the obligations to be performed by the Fund and the Acquired Portfolio hereunder on or before the Closing Date and, in addition thereto, to the following conditions:

     7.1 All representations and warranties of the Fund and the Acquired Portfolio contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as these representations and warranties may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

     7.2 The Fund shall have delivered to the Fund, on behalf of the Acquiring Portfolio, a statement of the Acquired Portfolio's assets and liabilities, as of the Closing Date, certified by the Treasurer or the Assistant Treasurer of the Fund; and

     7.3 The Fund shall have delivered to the Fund, on behalf of the Acquiring Portfolio, on the Closing Date, a certificate executed in the Fund's name and the Acquired Portfolio's name by the Fund's President or Vice President, and the Fund's Treasurer or Assistant Treasurer, in form and substance satisfactory to the Fund, and dated as of the Closing Date, to the effect that the representations and warranties of the Fund and the Acquired Portfolio, with respect to the Fund and the Acquired Portfolio, made in this Agreement are true and correct at and as of the Closing Date, except as these representations and warranties may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Fund shall reasonably request.

8.   FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING
     PORTFOLIO AND THE ACQUIRED PORTFOLIO

     If any of the conditions set forth below do not exist on or before the Closing Date, with respect to the Acquired Portfolio or the Acquiring Portfolio, then the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

     8.1 The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of Common Stock, $.001 par value per share, of the Acquired Portfolio in accordance with the provisions of the Fund's Articles of Incorporation and By-Laws, and certified copies of the resolutions evidencing such approval shall have been delivered to the Fund, on behalf of the Acquiring Portfolio. Notwithstanding anything herein to the contrary, the Fund, the Acquiring Portfolio, or the Acquired Portfolio may not waive the conditions set forth in this paragraph 8.1;

     8.2 On the Closing Date, no action, suit, or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or to obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

     8.3 All consents of other parties and all other consents, orders, and permits of Federal, state, and local regulatory authorities deemed necessary by the Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, or permit would not involve a risk of a material adverse effect on the assets or properties of the Fund, the Acquiring Portfolio, or the Acquired Portfolio, provided that the parties hereto may, for themselves, waive any of such conditions;

     8.4 The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened, or contemplated under the 1933 Act; and

     8.5 The parties shall have received the opinion of Messrs. Jorden Burt Berenson & Johnson LLP, addressed to the Fund, on behalf of both the Acquiring Portfolio and the Acquired Portfolio, substantially to the effect that the transactions contemplated by this Agreement shall constitute a tax-free reorganization for Federal income tax purposes. The delivery of such opinion is conditioned upon receipt by Messrs. Jorden Burt Berenson & Johnson LLP of representations that such firm shall request of the Fund, the Acquiring Portfolio, and the Acquired Portfolio. Notwithstanding anything herein to the contrary, the Fund, the Acquiring Portfolio, or the Acquired Portfolio may not waive the conditions set forth in this paragraph 8.5.

9.   BROKERAGE FEES AND EXPENSES

     9.1 The Fund, on behalf of the Acquiring Portfolio, and the Fund, on behalf of the Acquired Portfolio, represents and warrants to the other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

     9.2 MMA will bear the aggregate expenses and costs of the Reorganization.

10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

     10.1 The Fund, on behalf of the Acquiring Portfolio, and the Fund, on behalf of the Acquired Portfolio, agree that neither party has made any representation, warranty, or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

     10.2     The  representations,  warranties,   and  covenants
contained in this Agreement, or in any document delivered pursuant hereto or in connection herewith, shall survive the consummation of the transactions contemplated hereunder.

11.  TERMINATION

     This Agreement and the transactions contemplated hereby may be terminated and abandoned by either party by resolution of the Fund's Board of Directors at any time prior to the Closing Date, if circumstances should develop that, in the opinion of such Board of Directors, make proceeding with the Agreement inadvisable.

12.  WAIVER

     The Fund, on behalf of either or both of the Acquiring Portfolio and the Acquired Portfolio, after consultation with the Fund's counsel and by consent of the Fund's Board of Directors, may waive any condition to the respective obligations of the Acquiring Portfolio and the Acquired Portfolio hereunder, except as provided herein.

13.  AMENDMENTS

     This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Fund; provided, however, that, following the Meeting of the Acquired Portfolio Shareholders called by the Acquired Portfolio pursuant to paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Portfolio Shares to be issued to the Acquired Portfolio Shareholders under this Agreement to the detriment of such shareholders without their further approval.

14.  NOTICES

     Any notice, report, statement, or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by prepaid telegraph, telecopy, or certified mail addressed to the Fund at 4922 Fairmont Avenue, Bethesda, Maryland 20814.

15.  HEADINGS;    COUNTERPARTS;   GOVERNING    LAW;   ASSIGNMENT;
     LIMITATION OF LIABILITY

     15.1 The Article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     15.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

     15.3 This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland.

     15.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or to give any person, firm, or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

     15.5 It is expressly agreed that the obligations of the Fund, the Acquiring Portfolio, and the Acquired Portfolio
hereunder shall not be binding upon any of the directors, shareholders, nominees, officers, agents, or employees of the Fund personally, but shall bind only the corporate property of the Fund, the Acquiring Portfolio, and the Acquired Portfolio, as provided in the Articles of Incorporation of the Fund. The execution and delivery by such officers of the Fund shall not be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the corporate property of the Fund, the Acquiring Portfolio, and the Acquired Portfolio as provided in the Articles of Incorporation of the Fund.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its President or Vice President and its seal to be affixed hereto and attested by its Secretary or Assistant Secretary.

 Attest:                        THE RUSHMORE FUND, INC.

           [Seal]


 By:                            By:
 Title:                         Title:

 Attest:                        THE RUSHMORE FUND, INC., on
                                behalf of THE RUSHMORE U.S.
           [Seal]               GOVERNMENT LONG-TERM SECURITIES
                                PORTFOLIO



 By:
 Title:                         By:
                                Title:



 Attest:                        THE RUSHMORE FUND, INC., on
                                behalf of THE RUSHMORE U.S.
           [Seal]               GOVERNMENT INTERMEDIATE-TERM
                                SECURITIES PORTFOLIO


 By:
 Title:                         By:
                                Title:

                           APPENDIX B:

                             FORM OF
                 INVESTMENT MANAGEMENT AGREEMENT
                             BETWEEN
                     THE RUSHMORE FUND, INC.
                               AND
                   MONEY MANAGEMENT ASSOCIATES

                                                     Attachment A
                                   Last approved October 27, 1994



                       MANAGEMENT CONTRACT
                             BETWEEN
                     THE RUSHMORE FUND, INC.
                               AND
                   MONEY MANAGEMENT ASSOCIATES


     This Management  Contract (the "Contract"), dated  as of the

10th day  of October, 1985,  is entered  into by and  between The

Rushmore  Fund, Inc.  (hereinafter sometimes  referred to  as the

"Fund")  and Money  Management Associates  (hereinafter sometimes referred to as the "Manager").



                           WITNESSETH:



     THAT in  consideration of  the mutual  covenants hereinafter contained, it is agreed as follows:



     1.        THE FUND hereby employs  the Manager to manage the

investment  and reinvestment  of the  assets of  the Fund  and to administer the affairs of the Fund, subject to the control of the officers and Board of Directors of  the Fund, for the period  and

on the terms  set forth in  this Agreement.   The Manager  hereby

accepts such employment and agrees  during such period to  render the  services and to assume the obligations herein set forth, for the compensation herein provided.

     2.        The Manager assumes and shall pay or reimburse the

Fund for: (a) all  expenses in connection with the  management of the investment and reinvestment of the assets of the Fund, except that  the Fund  assumes and  shall pay  all  broker's commissions issue  and transfer taxes  chargeable to  the Fund  in connection with  securities transactions to which  the Fund is  a party; (b)

the  compensation (if any) of those directors and officers of the

Fund  who also serve as  directors, officers or  employees of the

Manager;  and  (c)  all  expenses  not  hereinafter  specifically assumed  by  the Fund  where such  expenses  are incurred  by the

Manager or by the  Fund in connection with the  administration of the affairs of the Fund.



     The  Fund assumes and shall pay or reimburse the Manager for the Fund's  taxes, corporate fees, interest expenses (if any) and its allocable share of  all charges, costs and  expenses incurred in connection with:  (a) determining  from time to  time the  net assets  of  the Fund,  maintaining  its  books and  records,  and preparing, reproducing and filing its tax returns and reports  to governmental agencies; (b) auditing its financial statements; (c)

providing stock certificates representing  shares of the Fund and the services  rendered in  the registration  or transfer of  such

shares,  in  the  payment   and  disbursement  of  dividends  and

distributions  by the  Fund,  and in  the  custody of  the  cash,

securities and other  assets of the  Fund; (d) stockholders'  and directors' meetings, and preparation, printing and distribution of all reports and proxy materials; (e) printing the Fund's prospectus  on at least an  annual basis, and  distributing it to its then-existing shareholders;  (f) legal  services rendered  to

the  Fund;  (g)  retaining  and  compensating   those  directors,

officers  and employees  of the  Fund who  do not  also serve  as directors, officers or employees  of the Manager; (h) maintaining appropriate insurance coverage for the Fund and its directors and officers; (i)  its membership in trade  associations; (j) federal and  state  filing and  registration  fee;  and (k)  distribution expenses pursuant  to a distribution plan approved  by a majority of the shareholders and non-interested directors.



     3.        In   connection   with  the   management   of  the

investment  and  reinvestment  of  the assets  of  the  Fund, the

Manager  is authorized on behalf of the Fund, to place orders for the execution of the  Fund's portfolio transactions in accordance with the  applicable policies of  the Fund  as set  forth in  the

Fund's registration  statements under the Securities  Act of 1933 and the  Investment Company  Act  of 1940,  as such  registration statements may  be amended from time to  time, and is directed to use its best  efforts to obtain the best available price and most favorable execution with respect to all such transactions for the

Fund.



     4.        As  compensation for the  services to  be rendered

and  the charges  and  expenses to  be  assumed and  paid  by the

Manager as provided in Section 2, the Fund shall pay the  Manager an  annual  fee of  five tenths  (0.50%)  of one  percent  of the averagedailynet assetvalue ofthe Fund.The feewill bepaid monthly.



     If  in any fiscal year  the aggregate expenses  of the Fund,

exclusive of taxes, brokerage, interest charges and extraordinary legal  expenses  but  including the  management  and distribution fees, exceed 1.25% of the average  market value of the net assets for that fiscal year of the  Fund, the Manager will refund to the

Fund, or bear,  the excess  expenses over 1.25%.   These  expense

reimbursements, if any, will be estimated, reconciled and paid on a monthly basis.



     In  the event of termination of this contract, the fee shall be computed  on  the  basis of  the  period ending  on  the  last business day on which this contract is in effect subject to a pro rata  adjustment based  on  the number  of  days elapsed  in  the current month as a percentage of the total number of days in such month.



     5.        The  directors of  the Fund  acknowledge  that, in

further consideration  of the services of  the Manager hereunder,

the Manager has reserved  for itself all rights to,  and interest in, the name "The  Rushmore Fund, Inc.," or any similar name, and that  use of  the name  shall continue  only with  the continuing consent of the Manager, which consent may be withdrawn at any time, effective immediately upon written notice thereof to the

Fund.



     6.        Subject  to and in  accordance with  the governing

instruments  of  the  Fund   and  of  the  Manager  respectively,

directors, officers, agents and  stockholders of the Fund are  or may  be interested in the  Manager (or any  successor thereof) as partners  or otherwise; partners and agents of the Manager are or may be  interested in  the Fund  as directors,  officers, agents,

stockholders or  otherwise; the Manager (or any  successor) is or may  be interested in the  Fund as stockholder  or otherwise; and

the effect  of any such  interrelationships shall be  governed by said governing  instruments and the applicable  provisions of the

Investment Company Act of 1940.



     The  manager shall notify the Fund of any change in partners of  Money Management  Associates within  a reasonable  time after such change.



     7.        This contract shall  continue in effect  until the

first meeting of  the Shareholders of the  Fund (but in  no event longer than two years  from the date hereof), and if  approved at such stockholders' meeting, until two years from the date hereof,

and  thereafter only so long  as such continuance  is approved at least annually by  a vote of  a majority of  the Fund's Board  of

Directors, including the votes of a majority of the directors who are not parties to such contract or interested persons of any such party, cast in person at a meeting called for the purpose of voting such approval.  Provided, however, that (a)  this Contract may  at any  time be  terminated without  payment of  any penalty either by  vote of the Board of Directors  of the Fund or by vote of a majority of  the outstanding voting securities of  the Fund,

on  sixty  days prior  written notice  to  the Manager,  (b) this

Contract  shall  automatically  terminate  in the  event  of  its assignment (within the  meaning of the Investment  Company Act of

1940), and (c)  this Contract may be terminated by the Manager on sixty days prior  written notice to the  Fund.  Any notice  under this contract shall be given in writing, addressed and delivered,

or mailed post  paid, to the  other party at  any office of  such party.



     As used in  this Section 6,  the terms "interested  persons"

and "vote of a majority of the outstanding securities" shall have the respective meanings set forth in Section 2(a)(19) and Section

2(a)(42) of the Investment Company Act of 1940.



     8.        The services of the  Manager to the Fund hereunder

are not to be deemed exclusive, and the Manager shall  be free to render  similar  services  to  others  so  long as  its  services

hereunder  are not impaired thereby.   The Manager  shall for all

purposes herein be  deemed to  be an  independent contractor  and shall, unless otherwise expressly provided or authorized, have no authority to act for or represent the Fund in any way or otherwise be deemed an agent of the Fund.



     9.        No provisions of this  contract shall be deemed to

protect  the Manager  against any  liability to  the Fund  or its stockholders  to which it might otherwise be subject by reason of any willful misfeasance,  bad faith  or gross  negligence in  the performance  of  its duties  or  the  reckless  disregard of  its obligations under this contract.  Nor shall any provisions hereof be deemed to  protect any director or officer of the Fund against any  such liability  to which  he might  otherwise be  subject by reason of any willful misfeasance, bad faith or  gross negligence in the performance of his duties or the reckless disregard of his obligations.  If any provision of this contract  shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this contract shall not be affected thereby.



     IN  WITNESS WHEREOF,  the  parties hereto  have caused  this contract to be executed on the day and year first above written.



WITNESS:                             THE RUSHMORE FUND, INC.



/s/Elizabeth L. Snider               /s/J. Hugh Ward


WITNESS:                             MONEY MANAGEMENT ASSOCIATES

/s/Timothy P. Hagan                  /s/Daniel L. O'Connor

                            AMENDMENT
                                TO
                       MANAGEMENT CONTRACT
                             BETWEEN
                     THE RUSHMORE FUND, INC.
                               AND
                   MONEY MANAGEMENT ASSOCIATES


     The  following amendment  is hereby  made to  the Management
Contract dated October 10,  1985 between The Rushmore Fund,  Inc.
and  Money Management  Associates.   The  following paragraph  is
added to Section 4 of said contract:

     As compensation for the services to be rendered and the charges and expenses to be assumed and paid by the Manager as provided in Section 2, the Nova Portfolio of the Fund shall pay the Manager an annual fee of three fourths (.75) of one percent of the average daily net asset value of the Portfolio. The fee will be paid monthly.



Witness                              THE RUSHMORE FUND, INC.



/s/Witness                           by  /s/William L. Major
                                             Secretary



Witness                              MONEY MANAGEMENT ASSOCIATES



/s/Witness                           by  /s/Daniel L. O'Connor
                                              Partner


                                     Date:  November 17, 1989

                          RUSHMORE GROUP

                       FUND COST STRUCTURES

                                      MGT       ADM
                                      FEE       FEE      TOTAL

 Fund for Government Investors       0.50%     0.25       0.75
 Fund for Tax-Free Investors:
   Money Market Portfolio            0.50%     0.25       0.75

   Virginia Portfolio               0.625%     0.30      0.925

   Maryland Portfolio               0.625%     0.30      0.925

      (the Adviser has voluntarily limited the total fees for the Virginia and Maryland portfolios to 0.60%)


 The Rushmore Fund:
   Money Market Portfolio            0.50%     0.25       0.75

   U.S.G. Intermediate Bond          0.50%     0.50       1.00

   U.S.G. Long - Term Bond           0.50%     0.50       1.00

                           APPENDIX C:

                      CURRENT PROSPECTUS OF
    THE RUSHMORE U.S. GOVERNMENT INTERMEDIATE-TERM SECURITIES
PORTFOLIO
                               AND
   THE RUSHMORE U.S. GOVERNMENT LONG-TERM SECURITIES PORTFOLIO,
                     DATED DECEMBER 21, 1994

                     THE RUSHMORE FUND, INC.
            4922 Fairmont Avenue, Bethesda, MD  20814
                 (800) 343-3355   (301) 657-1500


      U.S. Government Intermediate-Term Securities Portfolio
                               and
          U.S. Government Long-Term Securities Portfolio


The Rushmore Fund, Inc. is an open-end investment company consisting of three portfolios: the Money Market Portfolio, the U.S. Government Intermediate-Term Securities Portfolio, and the U.S. Government Long-Term Securities Portfolio. Each of the portfolios in effect represents a different fund and investors can exchange their holdings, without charge, among the three separate portfolios as their investment outlook or objectives change.

This prospectus sets forth concisely the information you should know about the Fund and the U.S. Government Intermediate-Term
Securities Portfolio and the U.S. Government Long-Term Securities
Portfolio.

Investors should read this prospectus and retain it for future reference. It is designed to set forth concisely the information an investor should know before investing in the Fund. A Statement of Additional Information dated December 21, 1994 containing additional information about the Fund has been filed with the Securities and Exchange Commission and is incorporated herein by reference. A copy of the Statement may be obtained, without charge, by writing or telephoning the Fund.

The date of this Prospectus is December 21, 1994.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                            FEE TABLE

                                U.S. Gov't   U.S. Gov't
                              Intermediate-     Long-
                                     Term       Term
                                Portfolio     Portfolio
SHAREHOLDER TRANSACTION EXPENSES
     Maximum Sales Load Imposed
     on Purchases
(as a percentage of offering price)  None         None
     Redemption Fees                 None         None

     Exchange Fees                   None         None

     Monthly Account Fee
     (for accounts under $500)       $5.00        $5.00

ANNUAL FUND OPERATING EXPENSES
   (as a percentage of average
     net assets)

     Management Fees                 .50%         .50%

     12b-1 Fees                      None         None

     Other Expenses                  .30          .30

     Total Fund Operating Expenses   .80%         .80%


EXAMPLE

     You would pay the following expenses on a $1,000 investment assuming (1) 5% annual return and (2) redemption at the end of each time period:


                         1 YEAR    3 YEARS   5 YEARS   10 YEARS

Intermediate-Term          $8        $26       $45       $103
Long-Term Portfolio         8         26        45        103


     The same level of expenses would be incurred if the investment were held throughout the period indicated.

     The preceding table is provided to assist the investor in understanding the various costs and expenses that the investor will incur directly or indirectly. The five percent assumed annual return is for comparison purposes only. The actual return may be more or less depending on market conditions. The example should not be considered a representation of past or future expenses. Actual expenses may be greater or lessor than those shown. For more complete information about the various costs and expenses, see "Management of the Fund" in the prospectus and Statement of Additional Information.

                     The Rushmore Fund, Inc.
                       Financial Highlights
      U.S. Government Intermediate-Term Securities Portfolio
                             Audited

                                   For the Year Ended August 31,
                                             1994       1993       1992
     Per Share Operating Performance:
       Net Asset Value - Beginning of
         Period.....................        $  10.22  $  10.73    $   9.93

       Net Investment Income...........        0.527     0.596       0.681

       Net Realized and Unrealized Gains     (1.080)     0.492       0.799
        (Losses) on Securities....
       Net Increase (Decrease) in Net
       Asset Value
         Resulting from Operations.....      (0.553)     1.088       1.480
        Dividends to Shareholders.....       (0.530)   (0.596)     (0.680)
        Distributions to Shareholders
        from Net Realized
          Capital Gains...                   (0.166)   (1.002)         ---

        Net Increase (Decrease) in Net
          Asset Value.........                (1.25)    (0.51)        0.80

        Net Asset Value - End of
         Period......................       $   8.97  $  10.22    $  10.73

     Total Investment Return........         (5.64)%    14.47%      15.37%

     Ratios to Average Net Assets:
        Expenses.................              0.80%     0.80%       0.80%
        Net Investment Income.........         5.50%     5.91%       6.63%

     Supplementary Data:
        Portfolio Turnover Rate....           174.0%    113.3%      199.8%
        Number of Shares Outstanding at
          End of Period (000 s                 1,489     1,990       1,502
     omitted)..

*from inception December 18, 1985
The auditors report is incorporated by reference in the registration statement. The auditors report and further information about the performance of the Fund are contained in the annual report to shareholders which may be obtained without charge by calling or writing the Fund.

                     The Rushmore Fund, Inc.
                       Financial Highlights
      U.S. Government Intermediate-Term Securities Portfolio
                             Audited

                                 For the Year Ended August 31,

                                          1991        1990        1989
     Per Share Operating
     Performance:
        Net Asset Value - Beginning
         of Period . . . . . . . .  .     $  9.39     $ 10.01      $ 9.53

        Net Investment Income  . . .        0.702       0.733       0.784
        Net Realized and Unrealized
        Gains (Losses)
           on Securities.......             0.539     (0.387)       0.480
     Net Increase (Decrease) in Net
     Asset Value
       Resulting from Operations . .        1.241       0.346       1.264
       Dividends to Shareholders..        (0.701)     (0.732)     (0.784)
      Distributions to Shareholders
      from NetRealized
        Capital Gains...                      ---     (0.234)         ---

      Net Increase (Decrease) in Net
        Asset Value.....                     0.54      (0.62)        0.48

      Net Asset Value - End of
      Period......................     $     9.93  $     9.39    $  10.01

     Total Investment Return..             13.86%       3.28%      13.94%

     Ratios to Average Net Assets:
       Expenses..........                   0.80%       0.80%       0.80%
       Net Investment Income.....           7.21%       7.47%       7.93%

     Supplementary Data:
        Portfolio Turnover Rate....        195.8%      423.5%      461.0%
        Number of Shares Outstanding
          at End of Period
          (000 s omitted).......            2,322         372         695

*from inception December 18, 1985
The auditors report is incorporated by reference in the registration statement. The auditors report and further information about the performance of the Fund are contained in the annual report to shareholders which may be obtained without charge by calling or writing the Fund.

                     The Rushmore Fund, Inc.
                       Financial Highlights
      U.S. Government Intermediate-Term Securities Portfolio
                             Audited

                                   For the Year Ended August 31,

                                           1988        1987       1986*
     Per Share Operating Performance:
        Net Asset Value - Beginning
        of Period..............         $     9.70    $  10.47   $  10.00

        Net Investment Income......          0.800       0.629      0.471
        Net Realized and Unrealized
        Gains (Losses)
           on Securities............       (0.170)     (0.766)      0.460

      Net Increase (Decrease) in
        Net Asset Value
         Resulting from Operations...        0.630     (1.370)       .931
         Dividends to Shareholders..       (0.800)     (0.633)    (0.461)
        Distributions to Shareholders
        from Net Realized
          Capital Gains.......                 ---         ---        ---

        Net Increase (Decrease) in
        Net Asset Value....                 (0.17)      (0.77)       0.47

        Net Asset Value - End of
        Period...................       $     9.53  $     9.70   $  10.47

     Total Investment Return.....            6.83%     (1.42)%      9.62%

     Ratios to Average Net Assets:
        Expenses................             0.81%       0.78%      1.00%
        Net Investment Income.......         8.14%       6.17%      6.50%

     Supplementary Data:
        Portfolio Turnover Rate..         1,753.7%       87.2%        ---
        Number of Shares Outstanding
        at End of Period
         (000 s omitted)......                 116          91         37

*from inception December 18, 1985
The auditors report is incorporated by reference in the registration statement. The auditors report and further information about the performance of the Fund are contained in the annual report to shareholders which may be obtained without charge by calling or writing the Fund.

                     The Rushmore Fund, Inc.
                       Financial Highlights
          U.S. Government Long-Term Securities Portfolio
                             Audited

                                   For the Year Ended August 31,
                                            1994       1993        1992
     Per Share Operating Performance:
        Net Asset Value - Beginning
         of Period....                      $  11.55  $  10.62  $     9.97

        Net Investment Income  . . . .         0.599     0.650       0.697
        Net Realized and Unrealized
        Gains (Losses)
          on Securities......                (1.880)     1.304       0.649

        Net Increase (Decrease) in Net
        Asset Value
          Resulting from Operations...       (1.281)     1.954       1.346
          Dividends to Shareholders..        (0.602)    (.650)      (.696)
        Distributions to Shareholders
        from Net Realized                    (0.583)    (.374)         ---
          Capital Gains  . . . . . .   .

        Net Increase (Decrease) in Net
        Asset Value  . . . . . . . .   .      (2.47)      0.93        0.65

        Net Asset Value - End
        of Period  . . . . . . . . . .    $     9.08  $  11.55    $  10.62

     Total Investment Return.......         (10.29)%    20.92%      13.97%

     Ratios to Average Net Assets:
        Expenses.........                      0.80%     0.80%       0.80%
        Net Investment Income..                5.97%     6.08%       6.80%

     Supplementary Data:
        Portfolio Turnover Rate..            188.3%     173.6%     298.0%
        Number of Shares Outstanding
        at End of Period
          (000 s omitted)...........        3,225        2,085       2,148

*from inception December 18, 1985
The  auditors   report  is   incorporated  by  reference  in  the
registration statement. The auditors report and further information about the performance of the Fund are contained in the annual report to shareholders which may be obtained without charge by calling or writing the Fund.

                     The Rushmore Fund, Inc.
                       Financial Highlights
          U.S. Government Long-Term Securities Portfolio
                             Audited

                                   For the Year Ended August 31,
                                           1991        1990        1989
     Per Share Operating Performance:
        Net Asset Value - Beginning
        of Period..........             $     9.14  $     9.96  $     8.96

        Net Investment Income.....           0.718       0.720       0.742
        Net Realized and Unrealized
        Gains (Losses)
          on Securities.............         0.829     (0.821)       1.000
       Net Increase (Decrease) in Net
       Asset Value
         Resulting from Operations...        1.547      (.101)       1.742
         Dividends to Shareholders...       (.717)      (.719)      (.742)
       Distributions to Shareholders
       from Net Realized
         Capital Gains.......                  ---         ---         ---

       Net Increase (Decrease) in Net
       Asset Value.......                     0.83      (0.82)        1.00

       Net Asset Value - End
       of Period.........               $     9.97  $     9.14  $     9.96

     Total Investment Return....            17.61%     (1.24)%      20.17%

     Ratios to Average Net Assets:
        Expenses.............                0.80%       0.80%       0.80%
        Net Investment Income......          7.43%       7.28%       7.73%

     Supplementary Data:
        Portfolio Turnover Rate......        235.7%      400.8%     411.8

     Number of Shares Outstanding at
        End of Period
         (000 s omitted).......               1,452       1,427     2,603

*from inception December 18, 1985
The auditors report is incorporated by reference in the registration statement. The auditors report and further information about the performance of the Fund are contained in the annual report to shareholders which may be obtained without charge by calling or writing the Fund.

                     The Rushmore Fund, Inc.
                       Financial Highlights
          U.S. Government Long-Term Securities Portfolio
                             Audited

                                 For the Year Ended August 31,
                                           1988        1987        1986*
     Per Share Operating Performance:
        Net Asset Value - Beginning
        of Period.............          $     9.19   $     9.97   $  10.00

        Net Investment Income........        0.747        0.772      0.614
        Net Realized and Unrealized
        Gains (Losses)
           on Securities.........          (0.230)      (0.779)    (0.031)

       Net Increase (Decrease) in Net
       Asset Value
         Resulting from Operations..          .517       (.007)       .583
      Dividends to Shareholders..           (.747)       (.773)     (.613)
      Distributions to Shareholders
      from Net Realized
        Capital Gains.....                     ---          ---        ---

      Net Increase (Decrease) in Net
      Asset Value............               (0.23)       (0.78)     (0.03)

      Net Asset Value - End of
      Period...................         $     8.96   $     9.19   $   9.97

     Total Investment Return....             5.73%      (0.06)%      6.14%

     Ratios to Average Net Assets:
        Expenses...........                  0.83%        0.78%      1.00%
        Net Investment Income......          8.05%        7.90%      8.83%

     Supplementary Data:
        Portfolio Turnover Rate....          829.0%       226.0%     43.7%
        Number of Shares Outstanding
        at Endof Period
          (000 s omitted)........                806       1,175      776

*from inception December 18, 1985
The auditors report is incorporated by reference in the registration statement. The auditors report and further information about the performance of the Fund are contained in the annual report to shareholders which may be obtained without charge by calling or writing the Fund.

MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE

It has  been a  year since  interest rates  stopped falling.   In
October 1993, the yield on the 30-year bond was 5.70%, the lowest since 1977, when the Treasury began regular auctions. On August
31, 1994 the yield on the bond had risen to 7.45%.

Since February of this year the Federal Reserve has increased the federal funds rate 175 basis points (1.75%). Though inflation remains relatively low, there are some signs that inflationary pressures are growing. For example, commodity prices have been on the rise this year. Also, Federal Reserve Chairman Greenspan has said in public statements that it is just as important to reduce investor's expectations of higher inflation as it is to reduce actual inflation. Adding to the concerns of bond holders is uncertainty about weakness in the U.S. dollar. They fear it will diminish the value of dollar-denominated assets and boost inflation by increasing the cost of goods imported into the United States. These factors are adding pressure to bond prices.

Rushmore U.S. Government Intermediate-Term Portfolio invests in the current ten-year Treasury note. The objective of the Fund is to provide high current income, while maintaining the safety of principal.

Rushmore U.S. Government  Long-Term Portfolio invests in  30-year
Treasury bonds, and, like the Intermediate Term Portfolio, strives to earn the highest income possible, while maintaining the safety of principal.

The prospect of further tightening by the Federal Reserve remains very much alive. However, it is fair to say the economy has shown remarkable resilience in the face of a sharp backup in interest rates. Inflation remains low, so we feel that any further increase in rates would be an opportunity to buy Treasury securities. Treasury notes and bonds are clearly a better buy now, with rates up sharply, than they were a year ago. The Fund has a conservative investment policy which it expects to continue.

PERFORMANCE DATA

From time to time, quotations of a Portfolio's "total return" and "yield" may be included in advertisements, sales literature or shareholder reports. Both "total return" and "yield" figures are based on historical earnings and show the performance of a hypothetical investment and are not intended to indicate future performance. The "total return" of a Portfolio refers to return assuming an investment has been held in the Portfolio for one year, five years and for ten years (up to the life of the Portfolio) , the ending date of which will be stated. The "total return" quotations are expressed in terms of average annual compounded rates of return for all periods quoted and assume that all dividends and capital gains distributions were reinvested. The "yield" of a Portfolio refers to net income generated by an investment in the fund over a specified thirty-day period. This income is thus "annualized". That is, the amount of income generated by the investment during the thirty-day period is assumed to be generated over a 12-month period and is shown as a percentage of the investment. "Yield" and "total return" for a Portfolio will vary based on changes in market conditions and the level of the Portfolio's expenses.

The annualized yields  for the U.S. Government  Intermediate-Term
Securities Portfolio and the U.S. Government Long-Term Securities
Portfolio were 6.60% and 6.95%, respectively, for the  year ended
August 31, 1994.



          Rushmore       Rushmore       Lehman         Lehman
          U.S. Gov't     U.S. Gov't     Brothers       Brothers
          Intermediate-  Long-Term      Intermediate-  Long
          Term                          Gov't Index    T-Bond
12/31/85  $10,000        $10,000        $10,000        $10,000
8/31/86   $10,962        $10,614        $11,136        $12,440
8/31/87   $10,806        $10,608        $11,341        $11,529
8/31/88   $11,544        $11,215        $12,178        $12,458
8/31/89   $13,154        $13,478        $13,516        $14,942
8/31/90   $13,585        $13,310        $14,615        $15,169
8/31/91   $15,468        $15,654        $16,470        $17,981
8/31/92   $17,845        $17,841        $18,581        $20,865
8/31/93   $20,428        $21,574        $20,194        $25,455
8/31/94   $19,276        $19,354        $20,026        $23,829


    Past performance is not indicative of future performance.

                           Total Return
                                                    Inception
                    One Year        Five Years     December 18,
                      Ended           Ended            1985
                   August 31,       August 31,    to August 31,
                      1994             1994            1994


 Intermediate-        -5.64%          7.94%           7.83%
 Term Portfolio
 Long-Term           -10.29%          7.50%           7.88%
 Portfolio

                INVESTMENT OBJECTIVES AND POLICIES

U.S. Government Intermediate-Term Securities Portfolio Objective The investment objective of the U.S. Government Intermediate-Term Securities Portfolio is to invest in Government securities with maturities of ten years or less and to provide investors with maximum current income to the extent that such investment is consistent with safety of principal.

U.S. Government Long-Term Securities Portfolio Objective

The investment objective of the U.S. Government Long-Term Securities Portfolio is to invest in Government securities with maturities of ten years or more and to provide investors with maximum current income to the extent that such investment is consistent with safety of principal.

Investment Policies of the Portfolios

The Intermediate-Term and Long-Term Portfolios differ primarily in the maturities of the Government securities in which they invest. Both Portfolios will invest only in securities issued or guaranteed by the U.S. Government, its agencies and instrumentalities, and in securities and certificates evidencing ownership of future interest and principal payments on the above securities (zero coupons). Agencies and instrumentalities include such organizations as the Government National Mortgage Association ("Ginnie Mae"), the Federal Home Loan Banks, the Federal Home Loan Mortgage Corporation, and the Federal National Mortgage Association. The Portfolios may purchase U.S. Government securities under repurchase agreements and may also lend Portfolio securities.

Government bonds typically pay coupon interest semi-annually and repay the principal at maturity. Government National Mortgage Association certificates ("Ginnie Mae"), differ from other Government securities in that monthly payments of both principal and interest are made. Ginnie Mae certificates represent an ownership in a pool of either Federal Housing Administration
(FHA) insured or Veterans Administration (VA) guaranteed mortgages. These certificates have yield and maturity characteristics corresponding to the underlying mortgages and a certificate's term may be shortened by unscheduled or early payments of principal on the underlying mortgages. The actual yield of each certificate will be influenced by the prepayment experience of the mortgage pool.

Fixed Income Value, Yield Fluctuations and Zero Coupons

Fluctuation in the market value of the securities of the U.S. Government Intermediate-Term Securities and the U.S. Government Long-Term Securities Portfolios will occur due to interest rate movements. The market values of the investment securities of these Portfolios will vary inversely with interest rate movements and, therefore, the per share value of these Portfolios will also fluctuate as interest rates change. Furthermore, debt securities with longer maturities, such as Ginnie Maes, generally experience greater price movement compared to shorter term securities as interest rates fluctuate. Because of the fluctuation of per share values, investment in the U.S. Government-Intermediate Term and U.S. Government Long-Term Securities Portfolios may not be suitable for investors with short-term objectives.

The fixed income Portfolios may buy and sell zero coupon Treasury securities. This term is used by the Fund to describe U.S. Treasury notes and bonds which have been stripped of their unmatured interest coupons, the coupons themselves, and receipts or certificates representing interests in such stripped debt obligations and coupons. Interest is not paid in cash during the term of these securities, but is accrued and paid at maturity. They are purchased at a discount from face value, reflecting the current value of the deferred interest. The discount is taxable even though there is no cash return until maturity. Price volatility is greater than normal interest paying securities and the value of the zero coupon securities reacts more quickly to changes in interest rates than do coupon bonds. No Portfolio will have invested more than 10% of its assets in current value of the zero coupon securities at any time.

Specialized Investment Practices and Risks

Repurchase Agreements and Federal Agency Securities

In order to effectively utilize cash reserves kept for liquidity, the Portfolios may invest in repurchase agreements secured by securities issued or guaranteed by the U.S. Government, its agencies and instrumentalities and in securities and certificates evidencing ownership of future interest and principal payments on the above securities. A repurchase agreement arises when a buyer purchases a security and simultaneously agrees to sell it to the seller at an agreed upon future date, normally one day or a few days later. The resale price is greater than the purchase price, reflecting an agreed upon market rate. A Portfolio may enter into repurchase agreements only with member banks of the Federal Reserve system or primary dealers of U.S. Government securities. In the event of a default or bankruptcy by the seller, the Portfolio will liquidate those securities held under repurchase agreements. However, liquidation of the securities could involve costs or delays and, to the extent proceeds from their sale were less than the agreed upon repurchase price, the Portfolio could suffer a loss.

While  U.S.  Treasury  securities  and those  of  the  Government
National    Mortgage   Association   and   the   Small   Business

Administration are backed by the full faith and credit of the United States, other Federal agency securities such as the Federal Home Loan Banks and the Federal National Mortgage Association are not guaranteed by the U.S. Treasury. These Federal agency securities are supported by the ability to borrow from the U. S. Treasury or by the credit of the agency itself.

Lending of Securities

Each Portfolio may lend its securities to NASD registered broker-dealers and Federal Reserve member banks for the purpose of earning additional income. Such loans will be pursuant to agreements requiring the broker-dealer or bank to fully and continuously secure the loan by cash or other securities in which the Portfolio may invest equal to the market value of the securities loan. The Portfolios receive compensation for lending their securities in the form of fees.

The Portfolios will enter into securities lending and repurchase transactions only with parties who meet credit worthiness standards approved by the Fund's Board of Directors. In the event of a default or bankruptcy by a seller or borrower, the Portfolios will promptly liquidate collateral. However, the exercise of the Portfolios' right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale of collateral on a default of the seller or borrower were less than the seller's or borrower's obligation, the Portfolios could suffer a loss.

Borrowings

Each Portfolio may not borrow money except as a temporary measure to facilitate redemptions. Such a borrowing may not exceed 30% of the Portfolio's total assets, taken at current net asset value before any borrowing. Each Portfolio may not purchase securities if a borrowing is outstanding.

PORTFOLIO TURNOVER

The portfolio turnover for the U.S. Government Intermediate-Term Securities Portfolio was 174.0% and 113.3% for the years ended August 31, 1994 and 1993. For these same periods, the turnover for the U.S. Government Long-Term Securities Portfolio was 188.3% and 173.6%.

HOW TO INVEST IN THE FUND

The minimum initial investment is $2,500 which may be divided among the separate Portfolios. Retirement accounts may be opened with a $500 minimum investment. The shares of the Fund are offered at the daily public offering price which is the net asset value per share (See Net Asset Value) next computed after receipt of your order.There isno minimum amountfor subsequentinvestments.

Investments in  the Fund can  be made  directly with the  Fund or
through  securities  dealers  who  have   the  responsibility  to
transmit orders promptly and may charge a processing fee.

The Fund reserves  the right to reject  any purchase order.   All
accounts will be held in book entry form. No certificates for shares will be issued.

By  Mail:  Fill  out an application  and make a  check payable to
"The  Rushmore Fund,  Inc."    Mail  the  check  along  with  the
application, to:

     The Rushmore Fund, Inc.
     4922 Fairmont Avenue
     Bethesda, MD  20814

Purchases by check will normally be credited to an account within one business day after receipt of payment. Foreign checks will not be accepted. Be certain to specify the allocation of your purchase among the Portfolios.

By Bank Wire:  Request a wire transfer to:

     Rushmore Trust & Savings, FSB
     Bethesda, MD
     Routing Number 0550-71084
     For Account of The Rushmore Fund, Inc.
     Account Number 029385-770

AFTER INSTRUCTING YOUR BANK TO TRANSFER MONEY BY WIRE, YOU MUST TELEPHONE THE FUND AT (800) 622-1386 OR (301) 657-1510 BETWEEN 8:30 A.M. AND 2:45 P.M. EASTERN TIME AND TELL US THE AMOUNT YOU TRANSFERRED AND THE NAME OF THE BANK SENDING THE TRANSFER. YOUR BANK MAY CHARGE A FEE FOR SUCH SERVICES. IF THE PURCHASE IS CANCELLED BECAUSE YOUR WIRE TRANSFER IS NOT RECEIVED, YOU MAY BE LIABLE FOR ANY LOSS THE FUND MAY INCUR.

Purchase orders which do not specify the portfolio in which an investment is to be made will be invested in the Money Market
Portfolio.

HOW TO REDEEM AN INVESTMENT - (WITHDRAWALS)

On any day the Fund is open for business, an investor may withdraw all or any portion of his investment by redeeming shares at the next determined net asset value per share after receipt of the order by writing the Fund or by telephoning 1-800-622-1386 or
(301)  657-1510 between  8:30 A.M.  and  2:45 P.M.  Eastern time.

Telephone redemption privileges may be terminated or modified by the Fund upon 60 days notice to all shareholders of the Fund.

The privilege to initiate redemption transactions by telephone will be made available to fund shareholders automatically.

Telephone redemptions will only be sent to the address of record or to bank accounts specified in the account application. When acting on instructions believed to be genuine, The Fund will not be liable for any loss resulting from a fraudulent telephone redemption request and the investor would bear the risk of any such loss.

The Fund will employ reasonable procedures to confirm that redemption instructions communicated by telephone are genuine; and if the Fund does not employ such procedures, then the Fund may be liable for any losses due to unauthorized or fraudulent instructions. The Fund follows specific procedures for transactions initiated by telephone, including among others, requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation not later than five business days after such transactions, and/or tape recording of telephone transactions.

The proceeds of redemptions will be sent directly to the investor's address of record. If the investor requests payment of redemptions to a third party or to a location other than his address of record listed on the account application, the request must be in writing and the investor's signature must be guaranteed by an eligible institution. Eligible institutions generally include banking institutions, securities exchanges, associations, agencies or broker/dealers, and ''STAMP'' program participates. There are no fees charged for redemptions.

The Fund will redeem its shares at a redemption price equal to their net asset value as next computed following the receipt of a request for redemption. There is no redemption charge. Payment for the redemption price will be made within seven days after the Fund's receipt of the request for redemption. For investments that have been made by check, payment on withdrawal requests may be delayed for up to ten business days or until the check clears, whichever occurs first. This delay is necessary to assure the Fund that investments made by checks are good funds. The proceeds of the redemption will be forwarded promptly upon confirmation of receipt of good funds.

The right of redemption may also be suspended, or the date of payment postponed, (a) for any period during which the New York Stock Exchange is closed (other than customary weekend or holiday closings); or (b) when trading on the Exchange is restricted, or an emergency exists, as determined by the Securities and Exchange Commission, so that disposal of the Fund's investments for determination of net asset value is not reasonably practicable; or (c) for such other periods as the Commission, by order, may permit for protection of the Fund's investors. Investors should also be aware that telephone redemptions or exchanges may be difficult to implement in a timely manner during periods of drastic economic or market changes. If such conditions occur, redemption or exchange orders can be made by mail. Because of the administrative expense of handling small accounts, the Fund reserves the right to involuntarily redeem an investor's account which falls below $500 in total value in all portfolios of the Fund due to redemptions or exchanges after providing 60 days written notice.

EXCHANGES

The Fund is composed of three separate portfolios. This prospectus describes the features of the U.S.Government Intermediate-Term Securities and U.S.Government Long-Term Securities Portfolios. There is also a Money Market Portfolio. Investors may invest in one or more of the portfolios, and may exchange shares in one portfolio, at no charge, for shares of another portfolio at their relative net asset values. Shares of The Rushmore Fund, Inc. may also be exchanged for shares of Fund for Government Investors, Inc., Fund for Tax-Free Investors, Inc. or the American Gas Index Fund, Inc. on the basis of the respective net asset values of the shares involved. Exchanges may be made by telephone or letter. Written requests should be sent to The Rushmore Fund, Inc., 4922 Fairmont Avenue, Bethesda, MD 20814 and be signed by the record owner or owners. Telephone exchange requests may be made by calling the Fund at 1-800-622-1386 or (301) 657-1510 between 8:30 A.M. and 2:45 P.M. Eastern time. Exchanges will be effected at the respective net asset values of the portfolios involved as next determined after receipt of the exchange request. To implement an exchange, shareholders should provide the following information: account registration including address and number, taxpayer identification number, number, percentage or dollar value of shares to be redeemed, name and account number of the portfolio to which the investment is to be transferred. Exchanges may be made only if they are between identically registered accounts. Shareholders contemplating such an exchange should obtain and review the prospectuses of those funds. The exchange privilege is available only in states where the exchange may legally be made. Telephone exchange privileges may be terminated or modified upon 60 days notice to all shareholders of the Fund.

TRANSACTION CHARGES

In addition to charges described elsewhere in this prospectus, the Fund may impose a charge of $5 per month for any account whose average daily balance is below $500 due to redemptions. The fee will continue to be imposed during months when the account balance remains below $500. The fee will be imposed on the last business day of the month. This fee will be paid to Rushmore Trust & Savings, FSB. The fee will not be imposed on tax-sheltered retirement plans or account established under the Uniform Gifts or Transfers to Minors Act. The Fund may also make a charge of $10 for items returned for insufficient or uncollectible funds.

TAX-SHELTERED RETIREMENT PLANS

Tax-sheltered retirement plans of the following types will be available to investors:

     Individual Retirement Accounts - (IRAs)
     Keogh Accounts - Defined
        Contribution Plans (Profit-Sharing Plan)
     Keogh Accounts - Money Purchase
        Plans (Pension Plan)
     401(k) Plans
     403(b) Plans

Additional information regarding these accounts may be obtained by contacting the Fund.

DIVIDENDS AND DISTRIBUTIONS

Dividends of the U.S. Government Intermediate-Term Securities and U.S. Government Long-Term Securities Portfolios are declared daily. Investors will receive dividends in additional shares at month end unless they elect in writing to receive cash. Dividends paid in cash to those investors so electing will be mailed on the second business day of the following month. Statements of account showing dividends paid will be sent at least quarterly.

Long-term capital gains, if any, will be distributed on an annual basis while short-term capital gains, if any, will be distributed quarterly.

NET ASSET VALUE

The net asset value of the Portfolios' shares will be determined daily as of 3:00 p.m. Eastern Time, except on customary national business holidays which result in the closing of the New York Stock Exchange and weekends. The net asset value per share is calculated by dividing the net worth by the number of shares. The securities of the U.S. Government Intermediate-Term Securities and U.S. Government Long-Term Securities Portfolios will be valued on the basis of the average of quoted bid and ask price when quotations are available. If market quotations are not readily available, the Board of Directors will value the Portfolios' securities in good faith. The directors will continuously review these methods of valuation and recommend changes which may be necessary to assure that the Portfolios' investments are valued at fair value.

TAXES

The Fund intends to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. Because of this qualification, the Fund will not be liable for Federal income taxes to the extent its earnings are distributed.

Dividends derived from interest and dividends received by the Fund, together with distributions of any short-term capital gains, are taxable to shareholders as ordinary income whether or not reinvested.

Distributions of net long-term gains, if any, realized by the Fund and designated as capital gains distributions will be made annually and will be taxed to shareholders as long-term capital gains regardless of the length of time the shares have been held. Currently, long-term capital gains are taxed at ordinary income rates. Statements as to the Federal tax status of shareholders' dividends and distributions will be mailed annually. Shareholders should consult their tax advisers concerning the tax status of the Fund's dividends in their own states and localities.

Shareholders are required by law to certify that their tax identification number is correct and that they are not subject to back-up withholding. In the absence of this certification, the Fund is required to withhold taxes at the rate of 20% on dividends, capital gains distributions and redemptions. Shareholders who are non-resident aliens may be subject to a withholding tax on dividends earned.

ORGANIZATION AND DESCRIPTION OF COMMON STOCK

The Fund is an open-end, diversified investment company. It was incorporated in Maryland on July 24, 1985 and has a present authorized capital of 1,000,000,000 shares of $.001 par value common stock which may be issued in three separate classes: U.S. Government Intermediate-Term Securities Portfolio, U.S. Government Long-Term Securities Portfolio, and the Money Market Portfolio.

All shares of the Fund are freely transferable. The shares do not have preemptive rights, and none of the shares have any preference to conversion, exchange, dividends, retirements, liquidation, redemption or any other feature. Shares have equal voting rights, except that in a matter affecting only a particular portfolio, such as a change in investment policy, only shares of that portfolio may be entitled to vote on the matter.

Because the shares have non-cumulative voting rights, the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors, if they choose to do so. In such event, the holders of the remaining less than 50% of the shares voting will not be able to elect any directors. Shareholder inquiries can be made by telephone (301-657-1500) or by mail (4922 Fairmont Avenue, Bethesda, MD 20814).

Under Maryland Corporate law, a registered investment company is not required to hold an annual shareholders' meeting if the Investment Company Act of 1940 does not require a meeting. The Act does require a meeting if the following actions are necessary: ratification of the selection of independent public accountants, approval of the investment advisory agreement, election of the board of directors, or approval of the appointment of directors to board vacancies when such vacancies cause less than two-thirds of the board to have been elected or approval of a change in a fundamental investment policy. Under the Investment Company Act of 1940, shareholders have the right to remove directors and, if holders of 10% of the outstanding shares request in writing, a shareholders' meeting must be called.

Officers and directors of the Fund, as a group, own less than 1% of the shares outstanding.

MANAGEMENT OF THE FUND

Investment Adviser and Administrative Servicing Agent

The Fund is provided investment advice and management services by Money Management Associates, 4922 Fairmont Avenue, Bethesda, Maryland 20814. Money Management Associates provides investment advice and management to other mutual funds including Fund for Government Investors,Inc., Fund for Tax-Free Investors, Inc. and the American Gas Index Fund, Inc. Net assets under management currently approximate $920 million.

Under an Agreement with the Adviser, the Portfolios pay the Adviser a fee at an annual rate based on 0.50% of the net assets
of each  Portfolio.    The  Adviser manages  the  investment  and
reinvestment of the assets of the portfolios of the Fund and administers the affairs of the Fund, subject to the control of the officers and the Board of Directors of the Fund. Investment
decisions are made  by committee.   The Adviser  bears all  costs
associated with providing  these services.   For the fiscal  year
ended August 31, 1994, the Fund paid the Adviser investment advisory fees of .50% (50/100 of 1%) of average daily net assets. The Fund's net expenses exclusive of the investment fees were
 .30%  (30/100  of  1%) of  the  U.S.Government  Intermediate-Term
Securities  and   the   U.S.  Government   Long-Term   Securities
Portfolios.

Effective September 1, 1993, the Board of Directors approved an arrangement whereby Rushmore Trust & Savings, FSB provides the Fund with shareholder servicing, transfer agent, custodian and administrative services. The U.S. Government Intermediate-Term and Long-Term Securities Portfolios pay an annual fee of .30% (30/100 of 1%) of average daily net assets for these services.

Officers and Directors

The Fund has  a Board of Directors  which is responsible for  the
general  supervision  of the  Fund's  business.   The  day-to-day
operations of the Fund are the responsibility of the Fund's officers.

                              PART B

                     THE RUSHMORE FUND, INC.

                           ____________

   The Rushmore U.S. Government Long-Term Securities Portfolio

                           ____________

                       4922 Fairmont Avenue
                    Bethesda, Maryland  20814
                          (800) 343-3355


               STATEMENT OF ADDITIONAL INFORMATION


This Statement of Additional Information is not a prospectus and should be read in conjunction with the combined prospectus/proxy statement dated November ___, 1995 (the "Combined Prospectus/Proxy Statement"), for the special meeting (the "Meeting") of the shareholders of the shares of Common Stock, $.001 par value per share, of The Rushmore U.S. Government Intermediate-Term Securities Portfolio (the "Acquired Portfolio"), which Acquired Portfolio is a separate series of The Rushmore Fund, Inc. (the "Fund"), a diversified, open-end management investment company. This Meeting is to be held on Friday, December 22, 1995.

The Combined Prospectus/Proxy Statement describes certain transactions and other actions contemplated by the proposed reorganization of the Acquired Portfolio into The Rushmore U.S. Government Long-Term Securities Portfolio (the "the Acquiring Portfolio"), a separate series of the Fund (the "Reorganization"). Pursuant to an Agreement and Plan of Reorganization in connection with the Reorganization (the "Reorganization Plan"), the Acquiring Portfolio would acquire all of the assets of the Acquired Portfolio in exchange solely for shares of common stock in the Acquiring Portfolio and the assumption by the Acquiring Portfolio of all the liabilities of
the    Acquired   Portfolio.       Immediately    following   the
Reorganization, the Acquiring Portfolio will be renamed "The Rushmore U.S. Government Bond Portfolio."

Pursuant to the Reorganization Plan, neither the Acquired Portfolio nor the Acquiring Portfolio will bear any costs associated with the Reorganization. As described in the Combined Prospectus/Proxy Statement, the Acquiring Portfolio has an investment objective that is identical to the investment objective of the Acquired Portfolio and has investment policies that are comparable to the investment policies of the Acquired Portfolio. The shareholders of the Acquired Portfolio are being requested to approve the Reorganization Plan at the Meeting.

The Combined Prospectus/Proxy Statement may be obtained free of charge by contacting Rushmore Trust and Savings, F.S.B. ("RTS"), which provides all administrative services to both the Acquired Portfolio and the Acquiring Portfolio, at 4922 Fairmont Avenue, Bethesda, Maryland 20814, or by telephoning RTS toll-free at
(800) 343-3355. This Statement of Additional Information contains additional and more detailed information about the operations and activities of the Acquiring Portfolio and the operations and activities of the Acquired Portfolio.


 The date of this Statement of Additional Information is November
___, 1995.

               STATEMENT OF ADDITIONAL INFORMATION

                        TABLE OF CONTENTS


Current Statement of Additional Information for The Rushmore U.S.
     Government Intermediate-Term  Securities Portfolio  and  The
     Rushmore  U.S.  Government  Long-Term  Securities Portfolio,
     Dated December 21, 1994

Current Annual Report of The Rushmore Fund, Inc., for the fiscal year ended August 31, 1994

Semi-Annual Report of The Rushmore Fund, Inc., for the six-month period ended February 28, 1995

Pro Forma Financial Statements

           CURRENT STATEMENT OF ADDITIONAL INFORMATION
        OF THE RUSHMORE U.S. GOVERNMENT INTERMEDIATE-TERM
                       SECURITIES PORTFOLIO
                               AND
   THE RUSHMORE U.S. GOVERNMENT LONG-TERM SECURITIES PORTFOLIO
                     DATED DECEMBER 21, 1994

                     THE RUSHMORE FUND, INC.



          Money Market Portfolio
          U.S. Government Intermediate-Term Securities Portfolio
          U.S. Government Long-Term Securities Portfolio



            4922 Fairmont Avenue   Bethesda, MD  20814
                 (301) 657-1517    (800) 621-7874







               STATEMENT OF ADDITIONAL INFORMATION

This Statement of Additional Information is not a Prospectus.  It
should  be read in conjunction with  the Fund's prospectus, dated
December  21,1994.   A  copy of  the  prospectus may  be obtained
without charge by writing or telephoning the Fund.

The date of this Statement of Additional  Information is December
21, 1994.

               STATEMENT OF ADDITIONAL INFORMATION

                        TABLE OF CONTENTS




                    Cross Reference to Related Item in Prospectus


                                                    U.S. Gov't
                                                    Long-Term
                                                    Securities
                                                       and
                                                    U.S. Gov't
                                                  Intermediate-
                                         Money         Term
                                         Market     Securities
                                 Page  Portfolio    Portfolio

             Investment
             Objectives and       3        4            7
             Policies

             Investment
             Restrictions         3        4            8

             Management of
             the Fund             4        9            13

             Principal Holders
             of Securities        5        5            13

             Net Asset Value      5        8            11

             Yield and Return
             Calculations         6        4            5

             Taxes                6        8            12

             Auditors and
             Custodian            6        10           13

             Financial
             Statement            6        3           3,4

INVESTMENT POLICIES

Lending of Securities

     Each portfolio may lend its securities to broker-dealers and Federal Reserve member banks for the purpose of earning additional income. Such loans will be pursuant to agreements requiring the broker-dealer or bank to fully and continuously secure the loan by cash or other securities in which the portfolio may invest equal to the market value of the securities loan. The portfolios receive compensation for lending their securities in the form of fees.
     The portfolios will enter into securities lending and repurchase transactions only with parties who meet credit worthiness standards approved and monitored by the Fund's board of directors. In the event of a default or bankruptcy by a seller or borrower, the portfolios will promptly seek to liquidate collateral. However, the exercise of the Portfolios' right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale of collateral on a default of the seller or borrower were less than the seller's or borrower's obligation, the Portfolios could suffer a loss.

Zero Coupon Securities

     The U.S. Government Intermediate-Term Securities and the U.S. Government Long-Term Securities Portfolios may invest in zero coupon securities. Zero coupon securities is the term used by the Fund to describe U.S. Treasury notes and bonds which have been stripped of their unmatured interest coupons, the coupons themselves, and receipts or certificates representing interests in such stripped debt obligations and coupons. A zero coupon security pays no interest to its holder during its life. Its value to an investor consists of the difference between its face value at the time of maturity and the price for which it was acquired, which is generally an amount much less than its face value (sometimes referred to as a "deep discount" price).

     Currently  the  only U.S.  Treasury security  issued without coupons is the Treasury bill. However, in the last few years a number of banks and brokerage firms have separated ("stripped") the principal portions ("corpus") from the coupon portions of the U.S. Treasury bonds and notes and sold them separately in the form of receipts or certificates representing undivided interests in these instruments (which instruments are generally held by a bank in a custodial or trust account). More recently, the U.S. Treasury Department has facilitated the stripping of Treasury notes and bonds by permitting the separated corpus and coupons to be transferred directly through the Federal Reserve Banks' book-entry system. This program, which eliminates the need for custodial or trust accounts to hold the Treasury securities, is called "Separate Trading of Registered Interest and Principal of Securities" ("STRIPS"). Each such stripped instrument (or receipt) entitles the holder to a fixed amount of money from the Treasury at a single, specified future date. The U.S. Treasury redeems zero coupon securities consisting of the corpus for the face value thereof at maturity, and those consisting of stripped coupons for the amount of interest, and at the date, stated thereon.

Portfolio Transactions

     The   Money   Market,   U.S.  Government   Intermediate-Term
Securities and U.S. Government Long-Term Securities Portfolios' securities are normally purchased on a net basis which does not involve payment of brokerage commissions.

INVESTMENT RESTRICTIONS

     The following investment restrictions supplement those set forth in the Prospectus. These restrictions are fundamental and may not be changed without prior approval of a majority of the Portfolio's outstanding voting shares. As defined in the Investment Company Act of 1940, as amended, the term "majority" means the vote of the lesser of (a) 67% of the shares of the Portfolio at a meeting where more than 50% of the outstanding shares are present in person or by proxy; or (b) more than 50% of the outstanding shares of the Portfolio.

     The portfolios may not:

1. borrow money except as a temporary measure to facilitate redemptions. Such borrowing may be in an amount not to exceed 30% of the Portfolio's total assets, taken at current value, before such borrowing. The Portfolio may not purchase an
investment  security   if  a   borrowing  by  the   Portfolio  is
outstanding.

2. make loans except through repurchase agreements and through the loans of portfolio securities provided the borrower maintains collateral equal to at least 100% of the value of the borrowed security, and marked to market daily.

3.   underwrite securities of any other issuer.

4. purchase or sell real estate, including limited partnership interests.

5. purchase or sell restricted securities or warrants, nor may it issue senior securities.

6. purchase any security whereby it would account for more than 10% of any issuer's outstanding shares.

7. purchase securities of any issuer if, as a result of such a purchase, such securities would account for more than 5%, (as defined by Section 5 (b)(1) of the Investment Company Act of
1940), of the Fund's assets. There is no limitation, however, as to investments issued or guaranteed by the United States Government, its agencies or instrumentalities, or in obligations of the United States Government, its agencies or instrumentalities, which are purchased in accordance with the Fund's investment objective and policies.

8.   purchase or sell commodities or commodities contracts.

9.   concentrate more than 25% of its assets in any one industry.

     The following restrictions have been adopted by the Fund for all portfolios but are not considered fundamental and may be changed by the Board of Directors of the Fund.

     The portfolios may not:

1. invest in companies for the purpose of exercising management or control.

2. purchase more than 10% of the voting securities of any one issuer, or more than 10% of the securities of any class of any one issuer.

3.   purchase  or hold  the  securities of  any  issuer if  those officers or directors of the Fund, or of Money Management Associates, who individually own beneficially more than .5% of the outstanding securities of the issuer, together own beneficially more than 5% of those securities.

4. invest in securities of other investment companies, except at customary brokerage commission rates or in connection with mergers, consolidations or offers of exchange.

5. purchase the securities of companies which, including predecessors, have a record of less than three years continuous operation if, as a result, more than 5% of the market value of the Portfolio's assets would be invested in such companies.

6.   invest more than 10% of their assets in illiquid securities.

7.   invest in oil, gas or other mineral leases.

8.   issue shares for other than cash.

Portfolio Turnover

     The portfolio turnover for the U.S. Government Intermediate-Term Securities Portfolio was 174.0% and 113.3% for the years ended August 31, 1994 and 1993. For these same periods, the turnover for the U.S. Government Long-Term Securities Portfolio was 188.3% and 173.6%. The Portfolios are not managed, any turnover results from the inflow and outflow of funds.

MANAGEMENT OF THE FUND

     The names and addresses of the directors and officers of the Fund and officers of the Fund's Adviser, Money Management Associates (the "Adviser"), together with information as to their principal business occupations during the past five years, are set forth below. Fees and expenses for non-interested directors will be paid by the Fund.

     *Daniel  L. O'Connor,  III,  52  -  Chairman of  the  Board,
     President, Treasurer  and Director of the Fund.  Partner and
     Chief  Operating  Officer of  the  Adviser.   Address:  4922
     Fairmont Avenue, Bethesda, MD 20814.

     *Richard J. Garvey, 61  - Director.  Limited Partner  of the
     Adviser.  Address: 4922 Fairmont Avenue, Bethesda, MD 20814.


     *William L. Major, 56 - Secretary. Employee of the Fund's investment adviser since 1988, a limited partner since 1994. Strategic Planning Manager, Leaseway Transportation, a diversified transportation company. Address: 4922 Fairmont Avenue, Bethesda, MD 20814.

     Jeffrey  R.  Ellis,  50  -  Director.    Vice  President  of
     LottoFone,  a telephone  lottery system,  since 1993.   Vice
     President  Shoppers Express,  Inc. through  1992.   Address:
     5525 Dorsey Lane, Bethesda,  MD  20816.

     Patrick F. Noonan, 52 - Director. Chairman and Chief Executive Officer of the Conservation Fund since 1986. Vice Chairman, American Farmland Trust and Trustee, American
     Conservation   Association   since    1985.       President,
     Conservation Resources, Inc. since 1981. Address: 11901 Glen Mill Drive, Potomac, MD 20854.

     Arthur  J. Rosenblatt,  82 - Director.   Retired.   Address:
     2913 39th Street, NW, Washington, DC  20016.

     Leo Seybold,  80  - Director.   Retired.     Address:   5804
     Rockmere Drive, Bethesda, MD  20816.

     *Rita A. Gardner,  51 -  Director.  Limited  partner of  the
     Adviser.   Vice President and Director of MMA Services, Inc.
     until 1993.   Address:   4922 Fairmont Avenue,  Bethesda, MD
     20814.

     Michael G.  Trainer,  53  -  Director.    Attorney  at  Law.
     Address: 4922 Fairmont Avenue, Bethesda, MD 20814.

     Timothy  N. Coakley, CPA,  27   - Controller.  Audit Manager
     Deloitte & Touche  LLP until 1994.   Address: 4922  Fairmont
     Avenue, Bethesda, MD  20814.

     Certain  Directors  and  Officers   of  the  Fund  are  also
Directors and  Officers of  Fund for Government  Investors, Inc.,
Fund  for Tax-Free Investors,  Inc. and American  Gas Index Fund,
Inc., other investment companies managed by the Adviser.

     The Adviser, Money Management Associates, which has its office at 4922 Fairmont Avenue, Bethesda, Maryland 20814, provides the Fund with investment advisory services. The Adviser is a limited partnership which was formed under the laws of the District of Columbia on August 15, 1974. Its primary business since inception has been to serve as the Investment Adviser to Fund for Government Investors, Inc., and to Fund for Tax-Free Investors, Inc. Daniel L. O'Connor is the sole general partner of the Adviser, and, as such, exercises control thereof.

*    Indicates interested  person  as defined  in the  Investment
Company Act of 1940.

     Under an Investment Advisory Agreement with the Adviser, dated October 10, 1985 (the "Agreement"), the Adviser provides investment advice to the Fund and oversees its day-to-day operations, subject to direction and control by the Fund's Board of Directors. Pursuant to the Agreement, the Fund pays the Adviser a fee at an annual rate based on 0.50% of the net assets of the Fund. Normal expenses which are borne by the Fund, include, but are not limited to, taxes, corporate fees, federal and state registration fees, interest expenses (if any), office expenses, the costs incident to preparing, registering and redeeming stock certificates for shareholders, custodian charges, the expenses of shareholders' and directors' meetings, data processing, preparation, printing and distribution of all reports and proxy materials, legal services rendered to the Fund, compensation for those directors who do not serve as employees of the Adviser, insurance coverage for the Fund and its directors and officers, and its membership in trade associations. The Adviser will pay the costs of office space. The Adviser may, from its own resources, including profits from advisory fees received from the Fund provided such fees are legitimate and not excessive, make payments to broker-dealers and other financial institutions for their expenses in connection with the distribution of Fund shares.

     For the fiscal year ending August 31, 1994, the Adviser earned advisory fees of $156,752, $95,945, and $111,890 on the Money Market, U.S. Government Intermediate-Term Securities, and U.S. Government Long-Term Securities Portfolios, respectively.

     Under an Agreement dated September 1, 1993, Rushmore Trust & Savings, FSB (RTSB) provides the Fund with shareholder servicing, transfer agent, custodian and administrative services. The services of RTSB are provided to the Fund on a fee basis and are paid by the Fund. RTSB will charge an annual fee of 25 basis points (.25%) on the Money Market, 30 basis points (.30%) on the U.S. Government Intermediate-Term and Long-Term Securities on the average daily net assets of each portfolio. The non-interested directors of the Fund have reviewed the fee structure and determined that it is competitive and in the best interest of the shareholders of the Fund. The fees will be reviewed and approved annually by the non-interested directors. The Fund is subject to the self-custodian rules of the Securities and Exchange Commission. These rules require that the Custodian be subject to three securities verification examinations each year conducted by the Fund's independent accountant. Two of the examinations must be performed on an unannounced surprise basis.

PRINCIPAL HOLDERS OF SECURITIES

     On December 5, 1994 there were 22,597,986 shares of the Money Market Portfolio, 1,174,115 shares of the U.S. Government Intermediate-Term Securities Portfolio, 3,652,004 shares of the U.S. Government Long-Term Securities Portfolio. Charles Schwab & Company, San Francisco, California, held for the benefit of others 21.71% of U.S. Government Intermediate-Term Securities Portfolio and 70.48% of U.S. Government Long-Term Securities Portfolio. Officers and Directors of the Fund, as a group, own less than 1% of the shares outstanding.

NET ASSET VALUE

     The net asset value of the Money Market Portfolio's shares will be determined daily as of 4:00 p.m., Eastern time. The net asset value of U.S. Government Intermediate-Term and Long-Term Securities Portfolios' shares will be determined at 3:00 p.m. except on customary national business holidays which result in the closing of the New York Stock Exchange, and weekends. The net asset value per share is calculated by dividing the net worth by the number of shares. The securities of the U.S. Government Intermediate-Term Securities and U.S. Government Long-Term Securities Portfolios will be valued on the basis of the average of quoted bid and ask price when market quotations are available.

CALCULATION OF YIELD AND RETURN QUOTATIONS

     A current quotation of yield and total return may appear from time to time in advertisements and in communications to shareholders and others. The yields and returns quoted may be calculated as follows:

      Money Market Portfolio
     (a) Yield - the net average annualized yield for a specified 7-day period computed by dividing the net change in value, exclusive of capital changes, of a hypothetical pre-existing account having a balance of one share at the beginning of the period, subtracting a hypothetical charge for all fees and expenses charged to all shareholders' accounts and dividing the difference by the value of the account at the beginning of the period. The resulting base period return is then multiplied by 365/7 with the resulting yield figure carried to the nearest hundredth of one percent.

     (b) Effective Yield - the net annualized yield giving effect to compounding by adding 1, raising the sum to a power equal to 365 divided by 7 and subtracting 1 from the result according to the following formula:

EFFECTIVE YIELD =
[(BASE PERIOD RETURN + 1) 365/7] - 1.

U.S. Government Intermediate and Long-Term Securities Portfolios
      Yield is calculated based on a specified 30 day period computed by dividing the net investment income per share earned during the period by the offering price per share on the last day of the period according to the following formula:

          YIELD = 2[(a-b/cd) + 1)6 - 1] where:
          a = income earned during the period
          b = expenses
          c = average number of shares outstanding during     the
          period entitled to receive dividends
          d = offering price on last day of the period

     Average annual total return is computed by finding the average annual compounded rate of return over the 1, 5 and 10 year periods (or from inception) that would equate the initial amount invested to the ending redeemable value according to the following formula:

P (1 + T)n = ERV where:
P = a hypothetical initial investment of $1,000
T = average annual total return
n = number of years
ERV = ending redeemable value

TAXES

     The Fund qualifies as a regulated investment company under Subchapter M of the Internal Revenue Code. To qualify, at least 90% of the Fund's gross income must be derived from dividends, interest, and gains from the sale of securities. No more than 30% of the Fund's gross income may be derived from gains on the sale of securities held less than three months. These requirements may restrict the extent of the Fund's activities in option transactions.

     As a regulated investment company, the Fund will not be subject to Federal income taxes on the net investment income and capital gains that it distributes to its shareholders. The distribution of net investment income and capital gains will be taxable to shareholders regardless of whether the shareholder elects to receive these distributions in cash or in additional shares. Distributions reported to shareholders as long-term capital gains shall be taxable as such, regardless of how long the shareholder has owned the shares. Shareholders will be notified annually by the Fund as to the Federal tax status of all distributions made by the Fund. Distributions may be subject to state and local taxes.

     The Fund has available to it a number of elections under the Internal Revenue Code concerning the treatment of option transactions for tax purposes. The Fund will utilize the tax treatment most favorable to a majority of investors. Taxation of these transactions will vary according to the elections made by the Fund. These tax considerations may have an impact on investment decisions made by the Fund.


AUDITORS AND CUSTODIAN

     Deloitte   &  Touche   LLP,  independent   certified  public
accountants,  are  the auditors  of  the Fund.  Rushmore  Trust &
Savings, FSB, Bethesda, Maryland acts as custodian bank for the Fund.

FINANCIAL STATEMENTS

     The Fund incorporates by reference in this Statement of Additional Information the financial statements and notes contained in its annual report to the shareholders for the year ended August 31, 1994, which must accompany this Statement of Additional Information.

                     CURRENT ANNUAL REPORT OF
                     THE RUSHMORE FUND, INC.,
                    FOR THE FISCAL YEAR ENDED
                         AUGUST 31, 1994

                 ANNUAL REPORT, August 31, 1994

                     The Rushmore Fund, Inc.

         4922 Fairmont Avenue, Bethesda, Maryland 20814
                  (800) 343-3355 (301) 657-1500


Dear Shareholders:

It  has  been a  year since  interest  rates stopped  falling. In
October 1993 the yield on the 30 year bond was 5.79%, the lowest since 1977, when the Treasury began regular auctions. On August
31, 1994 the yield on the bond had risen to 7.45%.

Since February of this year the Federal Reserve has increased the federal funds rate 175 basis points (1.75%). Though inflation remains relatively low, there are some signs that inflationary pressures are growing. For example, commodity prices have been on the rise this year. Also, Federal Reserve Chairman Greenspan has said in public statements that it is just as important to reduce investor's expectations of higher inflation as it is to reduce actual inflation. Adding to the concerns of bond holders is uncertainty about weakness in the U.S. dollar. They fear it will diminish the value of dollar-denominated assets and boost inflation by increasing the cost of goods imported into the United States. These factors are adding pressure to bond prices.

Rushmore Money Market Portfolio

Rushmore Money Market Portfolio invests in the highest quality commercial paper (66.94%), U.S. Government Agency obligations (13.36%) and U.S. Treasury repurchase agreements (19.70%). The Fund had an average maturity of 40 days on August 31, 1994. For the one year period ended August 31, 1994, the annualized yield was 2.88%. We look for short term rates to continue to rise over the next few months, which in turn will mean high rates on money market funds.

Rushmore U.S. Government  Intermediate-Term Securities and  Long-
Term Securities Portfolios

Rushmore U.S. Government Intermediate-Term Securities Portfolio invests in the current ten-year Treasury note. The objective of the Fund is to provide high current income, while maintaining the safety of principal. For the fiscal year ended August 31, 1994, the Fund posted a total return of -5.64%.

Rushmore U.S. Government Long-Term Securities Portfolio invests in 30-year Treasury bonds, and, like the Intermediate Term Portfolio, strives to earn the highest income possible, while maintaining the safety of principal. For the fiscal year ended August 31, 1994, the Fund posted a total return of -10.29%.

In conclusion, the prospect of further tightening by the Federal Reserve remains very much alive. However, it is fair to say the economy has shown remarkable resilience in the face of a sharp backup in interest rates. Inflation remains low, so we feel that any further increase in rates would be an opportunity to buy Treasury securities. Treasury notes and bonds are clearly a better buy now, with rates up sharply, than they were a year ago.

We want to stress that we will continue our conservative investment philosophy and thank you for your continued support.

Sincerely,


/s/Daniel L. O'Connor    /s/Richard J. Garvey
Daniel L. O'Connor       Richard J. Garvey
Chairman                 President

                     THE RUSHMORE FUND, INC.
                     STATEMENT OF NET ASSETS
                      MONEY MARKET PORTFOLIO

                         August 31, 1994

                       Face AmountValue (Note 1)

COMMERCIAL PAPER 66.99%

AT & T Corp.
  4.40%,9/13/94                  $1,000,000$998,533

Atlantic Richfield Co.
  4.58%, 10/26/94                 1,000,000993,003

American Express Credit Corp.
  4.75%, 11/16/94                 1,000,000989,972

Coca-Cola Co.
  4.78%, 11/18/94                 1,000,000989,643

Cargill, Inc.
  4.71%, 9/29/94                  1,000,000996,337

Chevron Oil Finance Co.
  4.70%, 11/08/94                 1,000,000991,122

Exxon Credit Corp.
  4.50%, 10/18/94                 1,000,000994,125

Ford Motor Credit Corp.
  4.56%, 11/04/94                 1,000,000991,893

General Electric Capital Corp.
 4.42%, 9/14/94                   1,000,000998,404

IBM Corp.
  3.60%, 9/15/94                  1,000,000998,211

Merrill Lynch & Company, Inc.
  4.78%,11/23/94                  1,000,000988,979

Phillip Morris Co.
  4.75%, 11/17/94                 1,000,000989,840

Pitney Bowes Credit Corp.
  4.65%, 10/12/94                 1,000,000994,704








Texaco, Inc.
  4.4%, 9/07/94                   1,000,000999,267

Transamerica Finance Corp.
  4.45%, 9/21/94                  1,000,000     997,528

Total Commercial Paper
  (Cost $14,911,561)               14,911,561


                         Face AmountValue (Note 1)
U.S. GOVERNMENT AGENCY
  OBLIGATIONS 13.37%

Federal Home Loan Bank Discount
  Notes 4.44%, 10/25/94          $1,000,000$     993,340

Federal Farm Credit Discount
  Notes 4.56%, 11/02/94           1,000,000 992,147

Freddie Mac Discount Notes
  4.65%, 11/07/94                 1,000,000      991,346

Total U.S. Government Agency
  Obligations (Cost $2,976,833)      2,976,833

REPURCHASE AGREEMENTS
  19.71%

With Paine Webber at 4.75%, dated
  8/31/94, due 9/1/94,
  collateralized by U.S. Treasury
  Bills, due 9/22/94
  (Cost $4,387,201)                   4,387,201

Total Investments 100.07%
  (Cost $22,275,595*)                22,275,595

Other Liabilities in excess of Assets
  -0.07%                               (15,070)

Net Assets (Note 7) 100.00%        $ 22,260,525

Net Asset Value Per Share (Based
  on 22,260,525 Shares
  Outstanding)                     $       1.00


      * Same cost is used for Federal income tax purposes.

                See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
                     STATEMENT OF NET ASSETS
     U.S. GOVERNMENT INTERMEDIATE-TERM SECURITIES PORTFOLIO
                         August 31, 1994




                         Face AmountValue (Note 1)
U.S. TREASURY OBLIGATIONS 95.48%

U.S. Treasury Notes
  5.875%, 2/15/04
  (Cost $13,009,658)             $14,000,000$12,758,900

REPURCHASE AGREEMENTS 4.41%

With Paine Webber at 4.75%,
  dated 8/31/94, due 9/1/94,
  collateralized by
  U.S. Treasury Bills, due 9/22/94
  (Cost $588,953)                    588,953

Total Investments 99.89%
  (Cost $13,598,611*)             13,347,853

Other Assets Less Liabilities 0.11%      14,419

Net Assets (Note 7) 100.00%      $13,362,272

Net Asset Value Per Share
  (Based on 1,489,141
  shares outstanding)            $      8.97

      * Same cost is used for Federal income tax purposes.

               See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
                     STATEMENT OF NET ASSETS
         U.S. GOVERNMENT LONG-TERM SECURITIES PORTFOLIO
                         August 31, 1994



                         Face Amount Value (Note 1)
U.S. TREASURY OBLIGATIONS 96.40%

U.S. Treasury Bonds 8.00%,
  11/15/21                       $ 8,000,000$     8,365,040

U.S. Treasury Bonds 6.25%,
  8/15/23                        23,400,00019,856,538

Total Investments 96.40%
  (Cost $28,995,018*)            28,221,578

Other Assets Less Liabilities 3.60%       1,054,815

Net Assets (Note 7) 100.00%          $29,276,393

Net Asset Value Per Share
  (Based on 3,225,132
  Shares Outstanding)               $       9.08


      * Same cost is used for Federal income tax purposes.

               See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
                    STATEMENTS OF OPERATIONS
               For the Year Ended August 31, 1994


                                         U.S.           U.S.
                                      Government     Government
                                     Intermediate-     Long-
                           Money         Term           Term
                          Market      Securities     Securities
                        Portfolio      Portfolio      Portfolio

 INVESTMENT INCOME      $1,128,365  $1,209,008      $1,515,573
 EXPENSES
   Investment Advisory
   Fee                     156,752      95,945         111,890
   Administrative Fee
   (Note 2)                 86,641      58,072          67,293

     Total Expenses        243,393     154,017         179,183

 NET INVESTMENT INCOME     884,972   1,054,991       1,336,390

   Net Realized Loss
    on Investments             -0-    (746,062)       (271,328)
   Net Change in
    Unrealized
    Depreciation of
    Investment                 -0-   (1,585,722)     (2,738,037)


 NET LOSS ON
   INVESTMENTS                 -0-   (2,331,784)     (3,009,365)
 NET INCREASE
  (DECREASE)
  IN NET ASSETS
  RESULTING FROM
  OPERATIONS            $  884,972  $(1,276,793)    $(1,672,975)

               See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
               STATEMENTS OF CHANGES IN NET ASSETS
               For the Year Ended August 31, 1994



                    Money Market
                          Portfolio

                               1994        1993

FROM INVESTMENT ACTIVITIES
 Net Investment Income             $      884,972   $ 1,512,232
 Net Realized Gains (Losses)
 on Investment Transactions                              -
 Net Change in Unrealized Appreciation
  (Depreciation) of Investments               -

 Net Increase (Decrease) in Net Assets
  Resulting From Operations               884,972     1,512,232
DISTRIBUTIONS TO
 SHAREHOLDERS
 From Net Investment Income              (895,876)   (1,512,230)
FROM SHARE TRANSACTIONS
 (Note 5)   . . . .                   (34,498,161)  (41,846,837)

Net Increase (Decrease)
  in Net Assets . .                   (34,509,065)  (41,846,835)
NET ASSETS-Beginning of Year           56,769,590    98,616,425

NET ASSETS-End of Year             $   22,260,525  $ 56,769,590


               See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
               STATEMENTS OF CHANGES IN NET ASSETS
               For the Year Ended August 31, 1994

                                         U.S. Government
                                        Intermediate-Term
                                            Securities
                                                Portfolio
                                       1994            1993
FROM INVESTMENT ACTIVITIES
 Net Investment Income             $   1,054,991  $  1,283,334
 Net Realized Gains (Losses) on
  Investment Transactions               (746,062)      331,837
 Net Change in Unrealized Appreciation
  (Depreciation) of Investments       (1,585,722)    1,266,772
 Net Increase (Decrease) in Net Assets
  Resulting From Operations           (1,276,793)    2,881,943
DISTRIBUTIONS TO
 SHAREHOLDERS
 From Net Investment Income           (1,059,384)   (1,282,332)
 From Realized Gains on Investments     (331,837)   (2,156,689)
FROM SHARE TRANSACTIONS
 (Note 5)   . . . . . . . . .         (4,320,098)    4,794,390

Net Increase (Decrease)
 in Net Assets  . .                   (6,988,112)    4,237,312
NET ASSETS-Beginning of Year          20,350,384    16,113,072

NET ASSETS-End of Year                13,362,272  $ 20,350,384


               See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
               STATEMENTS OF CHANGES IN NET ASSETS
               For the Year Ended August 31, 1994


                                         U.S. Government
                                             Long-Term
                                            Securities
                                            Portfolio
                                      1994             1993
FROM INVESTMENT ACTIVITIES
 Net Investment Income             $ 1,336,390    $  1,210,927
 Net Realized Gains (Losses) on
  Investment Transactions             (271,328)      1,300,316
 Net Change in Unrealized
  Appreciation (Depreciation)
  of Investments                    (2,738,037)      1,374,652
 Net Increase (Decrease)
  in Net Assets Resulting
  From Operations                   (1,672,975)      3,885,895
DISTRIBUTIONS TO
 SHAREHOLDERS
 From Net Investment Income         (1,341,699)     (1,210,403)
 From Realized Gains on Investments (1,300,316)       (696,214)
FROM SHARE TRANSACTIONS
 (Note 5)                            9,497,713        (688,561)
Net Increase (Decrease)
 in Net Assets                       5,182,723       1,290,717
NET ASSETS-Beginning of Year        24,093,670      22,802,953

NET ASSETS-End of Year             $29,276,393     $24,093,670


               See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
                      FINANCIAL HIGHLIGHTS
                     Money Market Portfolio



                                   For the Year Ended August 31,
                                     1994              1993

Per Share Operating Performance:
   Net Asset Value Beginning
    of Year                        $  1.00        $  1.00

   Net Investment Income  . .        0.027          0.024
   Net Realized and Unrealized
   Gains (Losses) on Securities

   Net Increase in Net Asset Value
    Resulting from Operations        0.027          0.024
   Dividends to Shareholders        (0.027)        (0.024)
   Distributions to Shareholders
  From Net Realized Capital Gains

   Net Increase (Decrease) in
   Net Asset Value  . . . . .         0.00           0.00

 Net Asset Value End of Year       $  1.00        $  1.00

Total Investment Return . . .         2.88%          2.43%

Ratios to Average Net Assets:
   Expenses . . . . . . . . .         0.75%          0.78%
   Net Investment Income  . .         2.73%          2.40%

Supplementary Data:
   Portfolio Turnover Rate  .
   Number of Shares Outstanding
    at End of Year
    (000's omitted)   . . . .       22,261         56,759


               See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
                      FINANCIAL HIGHLIGHTS
                     Money Market Portfolio



                                   For the Year Ended August 31,
                                     1992              1991

Per Share Operating Performance:
   Net Asset Value Beginning
    of Year                        $  1.00        $  1.00

   Net Investment Income  . .        0.037          0.061
   Net Realized and Unrealized
   Gains (Losses) on Securities

   Net Increase in Net Asset
    Value Resulting
    from Operations   . . . .        0.037          0.061
   Dividends to Shareholders        (0.037)        (0.061)
   Distributions to Shareholders
  From Net Realized Capital Gains

   Net Increase (Decrease) in
   Net Asset Value  . . . . .         0.00           0.00
   Net Asset Value End of Year     $  1.00        $  1.00

Total Investment Return . . .         3.71%          6.33%

Ratios to Average Net Assets:
   Expenses . . . . . . . . .         0.80%          0.79%
   Net Investment Income  . .         3.71%          6.14%

Supplementary Data:
   Portfolio Turnover Rate  .
   Number of Shares Outstanding
    at End of Year
    (000's omitted)   . . . .       98,606        115,539


               See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
                      FINANCIAL HIGHLIGHTS
                     Money Market Portfolio



                                   For the Year Ended August 31,
                                               1990


Per Share Operating Performance:
   Net Asset Value Beginning
    of Year                        $  1.00

   Net Investment Income  . .        0.076
   Net Realized and Unrealized
   Gains (Losses) on Securities

   Net Increase in Net Asset
    Value Resulting
    from Operations   . . . .        0.076
   Dividends to Shareholders        (0.076)
   Distributions to Shareholders
  From Net Realized Capital Gains

   Net Increase (Decrease) in
   Net Asset Value  . . . . .         0.00
   Net Asset Value End of Year     $  1.00

Total Investment Return . . .         7.92%

Ratios to Average Net Assets:
   Expenses . . . . . . . . .         0.80%
   Net Investment Income  . .         7.62%

Supplementary Data:
   Portfolio Turnover Rate  .
   Number of Shares Outstanding
    at End of Year
    (000's omitted)   . . . .      140,718


               See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
                      FINANCIAL HIGHLIGHTS
     U.S. Government Intermediate-Term Securities Portfolio



                                   For the Year Ended August 31,
                                     1994              1993

Per Share Operating Performance:
   Net Asset Value Beginning
    of Year                        $ 10.22        $ 10.73

   Net Investment Income  . .        0.527          0.596
   Net Realized and Unrealized
   Gains (Losses) on Securities     (1.080)         4.492

   Net Increase (Decrease) in
   Net Asset Value Resulting
   from Operations                 (0.553)          1.088
   Dividends to Shareholders       (0.530)         (0.596)
   Distributions to Shareholders
   From Net Realized Capital Gains (0.166)         (1.002)
   Net Increase (Decreases) in
   Net Asset Value  . . . . .       (1.25)          (0.51)

   Net Asset Value End of Year     $ 8.97         $ 10.22

Total Investment Return . . .       (5.64)%         14.47%

Ratios to Average Net Assets:
   Expenses . . . . . . . . .         0.80%          0.80%
   Net Investment Income  . .         5.50%          5.91%

Supplementary Data:
   Portfolio Turnover Rate  .        174.0%         113.3%
   Number of Shares Outstanding
    at End of Year
    (000's omitted)   . . . .       1,489           1,990


               See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
                      FINANCIAL HIGHLIGHTS
     U.S. Government Intermediate-Term Securities Portfolio



                                   For the Year Ended August 31,
                                     1992              1991

Per Share Operating Performance:
   Net Asset Value Beginning
    of Year                        $  9.93        $  9.39

   Net Investment Income  . .        0.681          0.702
   Net Realized and Unrealized
   Gains (Losses) on Securities      0.799          0.539

   Net Increase (Decrease) in
   Net Asset Value Resulting
   from Operations                  1.480           1.241
   Dividends to Shareholders       (0.680)         (0.701)
   Distributions to Shareholders
   From Net Realized Capital Gains
   Net Increase (Decreases) in
   Net Asset Value  . . . . .        0.80            0.54

   Net Asset Value End of Year     $ 10.73        $  9.93

Total Investment Return . . .        15.37%         13.86%

Ratios to Average Net Assets:
   Expenses . . . . . . . . .         0.80%          0.80%
   Net Investment Income  . .         6.63%          7.21%

Supplementary Data:
   Portfolio Turnover Rate  .        199.8%         195.8%
   Number of Shares Outstanding
    at End of Year
    (000's omitted)   . . . .        1,502          2,322


               See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
                      FINANCIAL HIGHLIGHTS
     U.S. Government Intermediate-Term Securities Portfolio



                                   For the Year Ended August 31,
                                                1990

Per Share Operating Performance:
   Net Asset Value Beginning
    of Year                        $ 10.01

   Net Investment Income  . .        0.733
   Net Realized and Unrealized
   Gains (Losses) on Securities     (0.387)

   Net Increase (Decrease) in
   Net Asset Value Resulting
   from Operations                   0.346
   Dividends to Shareholders        (0.732)
   Distributions to Shareholders
  From Net Realized Capital Gains   (0.234)
   Net Increase (Decreases) in
   Net Asset Value  . . . . .        (0.62)

   Net Asset Value End of Year     $  9.39

Total Investment Return . . .         3.28%

Ratios to Average Net Assets:
   Expenses . . . . . . . . .         0.80%
   Net Investment Income  . .         7.47%

Supplementary Data:
   Portfolio Turnover Rate  .        423.5%
   Number of Shares Outstanding
    at End of Year
    (000's omitted)   . . . .          372

               See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
                      FINANCIAL HIGHLIGHTS
         U.S. Government Long-Term Securities Portfolio



                                   For the Year Ended August 31,
                                     1994              1993

Per Share Operating Performance:
   Net Asset Value Beginning
    of Year                        $ 11.55        $ 10.62

   Net Investment Income  . .        0.599          0.650
   Net Realized and Unrealized
   Gains (Losses) on Securities     (1.880)         1.304

   Net Increase (Decrease) in
   Net Asset Value Resulting
   from Operations                 (1.281)          1.954
   Dividends to Shareholders       (0.602)         (0.650)
   Distributions to Shareholders
   From Net Realized Capital Gains (0.583)         (0.374)
   Net Increase (Decreases) in
   Net Asset Value  . . . . .       (2.47)           0.93

   Net Asset Value End of Year     $ 9.08         $ 11.55

Total Investment Return . . .      (10.29)%         20.92%

Ratios to Average Net Assets:
   Expenses . . . . . . . . .         0.80%          0.80%
   Net Investment Income  . .         5.97%          6.08%

Supplementary Data:
   Portfolio Turnover Rate  .        188.3%         173.6%
   Number of Shares Outstanding
    at End of Year
    (000's omitted)   . . . .        3,225          2,085


               See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
                      FINANCIAL HIGHLIGHTS
         U.S. Government Long-Term Securities Portfolio



                                   For the Year Ended August 31,
                                     1992              1991

Per Share Operating Performance:
   Net Asset Value Beginning
    of Year                        $  9.97        $  9.14

   Net Investment Income  . .        0.697          0.718
   Net Realized and Unrealized
   Gains (Losses) on Securities      0.649          0.829

   Net Increase (Decrease) in
   Net Asset Value Resulting
   from Operations                  1.346           1.547
   Dividends to Shareholders       (0.696)         (0.717)
   Distributions to Shareholders
   From Net Realized Capital Gains
   Net Increase (Decreases) in
   Net Asset Value  . . . . .        0.65            0.83

   Net Asset Value End of Year     $ 10.62        $  9.97

Total Investment Return . . .        13.97%         17.61%

Ratios to Average Net Assets:
   Expenses . . . . . . . . .         0.80%          0.80%
   Net Investment Income  . .         6.80%          7.43%

Supplementary Data:
   Portfolio Turnover Rate  .        298.0%         235.7%
   Number of Shares Outstanding
    at End of Year
    (000's omitted)   . . . .        2,148          1,452


               See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
                      FINANCIAL HIGHLIGHTS
         U.S. Government Long-Term Securities Portfolio



                                   For the Year Ended August 31,
                                                1990

Per Share Operating Performance:
   Net Asset Value Beginning
    of Year                        $  9.96

   Net Investment Income  . .        0.720
   Net Realized and Unrealized
   Gains (Losses) on Securities     (0.821)

   Net Increase (Decrease) in
   Net Asset Value Resulting
   from Operations                  (0.101)
   Dividends to Shareholders        (0.719)
   Distributions to Shareholders
  From Net Realized Capital Gains   (  -- )
   Net Increase (Decreases) in
   Net Asset Value  . . . . .        (0.82)

   Net Asset Value End of Year     $  9.14

Total Investment Return . . .         1.24%

Ratios to Average Net Assets:
   Expenses . . . . . . . . .         0.80%
   Net Investment Income  . .         7.28%

Supplementary Data:
   Portfolio Turnover Rate  .        400.8%
   Number of Shares Outstanding
    at End of Year
    (000's omitted)   . . . .        1,427

               See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
                  NOTES TO FINANCIAL STATEMENTS

                         August 31, 1994

1.  SIGNIFICANT ACCOUNTING POLICIES

    The Rushmore Fund, Inc. ("Fund") is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open end, diversified investment company. The Fund consists of three separate portfolios each with its own investment objectives and policies. The following is a summary of significant accounting policies which the Fund follows.

(a) Securities  of  the  Money Market  Portfolio  are  valued  at amortized cost which approximates market value. Securities of the U.S. Government Intermediate-Term Securities Portfolio and U.S. Government Long-Term Securities Portfolio are valued on the basis of the average of quoted bid and ask prices when market quotations are available. If market quotations are not readily available, the Board of Directors will value the portfolios' securities in good faith.

(b) Security transactions are recorded on the trade date (the date the order to buy or sell is executed). Interest income is accrued on a daily basis. Realized gains and losses from securities transactions are computed on an identified cost basis.

(c) Net investment income is computed, and dividends are declared daily, in the Money Market, U.S. Government Intermediate-Term Securities and U.S. Government Long-Term Securities Portfolios. Income dividends in these portfolios are paid monthly. Dividends are reinvested in additional shares unless shareholders request payment in cash. Generally, short-term capital gains are distributed quarterly in the Money Market, U.S. Government Intermediate-Term Securities and U.S. Government Long-Term Securities Portfolios. Long-term capital gains, if any, are distributed annually.

(d) The Fund complies with the provisions of the Internal Revenue Code applicable to regulated investment companies and distributes all net investment income to its shareholders. Therefore, no Federal income tax provision is required.

2.  INVESTMENT ADVISORY AND SHAREHOLDER SERVICES

    Investment advisory and management services are provided by Money Management Associates, ("Adviser"). Under an agreement with the Adviser, each portfolio of the Fund pays a fee for such services at an annual rate of 0.50% of the average daily net assets of the portfolio.

    Rushmore Trust & Savings FSB (Trust) provides transfer agency, dividend-disbursing and shareholder services to the Fund. In addition, the Trust serves as custodian of the Fund's assets and pays the operating expenses of the Fund. For these services, the Trust receives an annual fee of 0.25% of the average assets of the Money Market Portfolio, 0.30% of the average assets of the U.S. Government Intermediate Securities and U.S. Government Long-Term Securities Portfolios.


3.  SECURITIES TRANSACTIONS

    For  the  year ended  August  31, 1994,  purchases  and sales
(including  maturities)  of   securities  (excluding   short-term
securities) were as follows:

                                     U.S.           U.S.
                                   Government     Government
                                   Intermediate-    Long-
                     Money            Term          Term
                     Market        Securities     Securities
                    Portfolio      Portfolio      Portfolio

Purchases                 - --     $  30,011,891  $ 55,721,500

Sales                    ----      $  31,568,180  $ 39,484,875



4.  ORGANIZATION OF THE FUND

       Under agreements approved by the shareholders, the Rushmore equity portfolios merged with similar portfolios of the Cappiello-Rushmore Trust. The Stock Market Index Plus Portfolio merged with the Cappiello-Rushmore Growth Fund; the Over-the-Counter Index Plus Portfolio merged with the Cappiello-Rushmore Emerging Growth Fund; and the Precious Metals Index Plus Portfolio merged with the Cappiello-Rushmore Gold Fund. The mergers occurred on March 7, 1994, when shares of each Rushmore portfolio were converted to shares of the respective Cappiello-Rushmore portfolio based on the relative net asset value per share of each of the portfolios on that date. Therefore, no financial information is provided for the Stock Market Index Plus Portfolio, the Over-the-Counter Index Plus Portfolio, and the Precious Metals Index Plus Portfolio.

5.  SHARE TRANSACTIONS

       On  August 31,  1994, there  were 1,000,000,000  shares of
$.001 par value capital stock authorized. Transactions in shares of the Fund for the year ended August 31, 1994 were as follows:


                                          U.S.           U.S.
                                        Government     Government
                                        Intermediate-    Long-
                          Money            Term          Term
                          Market        Securities     Securities
                         Portfolio      Portfolio      Portfolio

In Shares
    Shares Sold . . .     186,493,281    2,367,327     6,740,435
    Shares Issued in
   Reinvestment of
   Dividends  . . . .        785,648       125,167       235,699

                          187,278,929    2,492,494     6,976,134
   Shares Redeemed  .    (221,777,090)  (2,993,817)   (5,836,329)
                          (34,498,161)    (501,323)    1,139,805
   In Dollars . . . .
    Shares Sold . . .    $186,493,281  $23,290,679  $69,119,197
    Shares Issued in
   Reinvestment of
   Dividends  . . . .         785,648    1,171,779    2,351,026
                          187,278,929   24,462,458   71,470,223
    Shares Redeemed .    (221,777,090) (28,782,556) (61,972,510)
                         $ (34,498,161) $(4,320,098) $ 9,497,713


6.   NET UNREALIZED APPRECIATION/DEPRECIATION OF INVESTMENTS

          Unrealized appreciation (depreciation) as of August 31,
     1994, based on the cost for Federal income tax purposes is as follows:

                                          U.S.           U.S.
                                        Government     Government
                                        Intermediate-    Long-
                          Money            Term          Term
                          Market        Securities     Securities
                         Portfolio      Portfolio      Portfolio

Gross Unrealized
  Appreciation  . . .                   $        0   $    41,397
Gross Unrealized
  Depreciation  . . .                      (250,758)    (814,837)
Net Unrealized
  Depreciation  . . .                   $  (250,758) $  (773,440)
Cost of Investments
  for Federal Income
  Tax purposes  . . .    $22,275,595    $13,598,611  $28,995,018


7.   NET ASSETS

     At August 31, 1994, net assets consisted of the following:

                                          U.S.           U.S.
                                        Government     Government
                                        Intermediate-    Long-
                          Money            Term          Term
                          Market        Securities     Securities
                         Portfolio      Portfolio      Portfolio

Paid-in Capital . . . . .  $22,260,525  $14,359,731  $31,102,593
Undistributed Net
  Investment Income . . .            0            0            0
Accumulated Net Realized
  Loss on Investments . .            0     (746,701)  (1,052,760)
Net Unrealized Depreciation
  on Investments  . . . .            0     (250,758)    (773,440)

Net Assets  . . . . . . .  $ 22,260,525 $13,362,272  $29,276,393


                  INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Directors
of The Rushmore Fund, Inc.:

We have audited the statements of net assets of the Money Market, U.S. Government Intermediate-Term Securities, and U.S. Government Long-Term Securities Portfolios of The Rushmore Fund, Inc. as of August 31, 1994 and the related statements of operations for the year then ended, and the statements of changes in net assets and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at August 31, 1994 by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of the Money Market, U.S. Government Intermediate-Term Securities, and U.S. Government Long-Term Securities Portfolios of The Rushmore Fund, Inc. at August 31, 1994, the results of their operations, the changes in their net assets and the financial highlights for the respective stated periods in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
Washington, D.C.
October 20, 1994

                      SEMI-ANNUAL REPORT OF
                     THE RUSHMORE FUND, INC.,
                  FOR THE SIX-MONTH PERIOD ENDED
                        FEBRUARY 28, 1995

              SEMI-ANNUAL REPORT, February 28, 1995

                     The Rushmore Fund, Inc.

         4922 Fairmont Avenue, Bethesda, Maryland 20814
                  (800) 343-3355 (301) 657-1500


Dear Shareholders:

The 1994 calendar year ranks as one of the worst in the bond market's history, and the bear market environment has not abated through February 1995. The Federal Reserve raised the Fed Funds rate a total of three percent in seven incremental increases during the period February 1994 through February 1995, primarily in response to the persistence of a strong economy. Much of the increase in interest rates can be attributed to persistent economic strength.

Rushmore Money Market Portfolio

Rushmore Money Market Portfolio invests in the highest quality commercial paper (75.11%), U.S. Government Agency obligations (15.02%), and U.S. Treasury repurchase agreements (9.87%). As of February 28, 1995, the Fund had an average maturity of 17 days which proved to be beneficial, as short-term rates continued to rise. For the six month period ended February 28, 1995, Rushmore Money Market Portfolio had an annualized yield of 4.56%.

Rushmore  U.S. Government Intermediate-Term  Securities and Long-
Term Securities Portfolios

Rushmore U.S. Government Intermediate-Term Securities Portfolio invests in the current ten-year Treasury note. The objective of the Fund is to provide high current income, while maintaining the safety of principal. For the six month period ended February 28, 1995, the Fund's total return was 2.72%.

Rushmore U.S. Government Long-Term Securities Portfolio invests in 30-year Treasury bonds, and like the Intermediate-Term Portfolio, strives to earn the highest income possible, while maintaining the safety of principal. For the six month period ended February 28, 1995, the Fund's total return was 3.44%.

Outlook

If the current weakness of the dollar persists, it could have a slight impact on the economy by increasing the chances of inflation as foreign producers raise dollar prices to keep their revenue from falling. However, the most important factor for the bond market will be the strength of the economy. In the short term, we believe the economic evidence will build to support another increase in interest rates by mid-year. By that time, the lagging effects of the numerous interest rate increases over the past year should cause the economy to show signs of cooling off. We are already seeing investors becoming more cautious as they appear to be funneling more money into higher yielding U.S. Government securities.

Thank you for your continued support.

Sincerely,


/s/ Daniel L. O'Connor                       /s/    Richard    J.
Garvey
Daniel L. O'Connor                           Richard J. Garvey
Chairman                                     President

                     THE RUSHMORE FUND, INC.
                      MONEY MARKET PORTFOLIO
                     STATEMENT OF NET ASSETS
                        February 28, 1995


                                     Face Amount  Value  (Note 1)
COMMERCIAL PAPER 75.45%

American Tel. & Tel. Corp.
  5.95%, 4/07/95                     $ 1,000,000  $  993,885

Atlantic Richfield Co.
  5.83%, 3/24/95                       1,000,000     996,275

American Express Credit Corp.
  5.98%, 3/23/95                       1,000,000     996,345

Cargill, Inc.
  5.90%, 3/24/95                       1,000,000     996,231

Chevron Oil Finance Co.
  5.95%, 3/10/95                       1,000,000     998,512

Coca-Cola Co.
  5.80%, 3/27/95                       1,000,000     995,811

Consolidated Natural Gas, Inc.
  5.82%, 3/02/95                       1,000,000     999,838

Exxon Credit Corp.
  5.75%, 3/22/95                       1,000,000     996,646

Ford Motor Credit Corp.
  6.00%, 3/07/95                       1,000,000     999,000

General Electric Capital Corp.
  5.98%, 3/15/95                       1,000,000     997,674

Merrill Lynch & Company, Inc.
  6.07%, 3/06/95                       1,000,000     999,157

Philip Morris Co.
  5.78%, 3/21/95                       1,000,000     996,789

Southern Cal Edison
  6.00%, 4/14/95                       1,000,000     992,667

Texaco, Inc.







  6.02%, 3/03/95                       1,000,000     999,666

U.S. West Capital Funding, Inc.
  5.80%, 3/20/95                       1,000,000      996,939

Total Commercial Paper
  (Cost $14,955,435)                               14,955,435


                                     Face Amount  Value  (Note 1)
U.S. GOVERNMENT AGENCY
  OBLIGATIONS 15.09%

Fannie Mae Discount Notes
  5.75%, 3/10/95                       1,000,000      998,563

Federal Home Loan Bank Discount
  Notes 5.85%, 4/10/95                 1,000,000      993,500

Freddie Mac Discount Notes
  5.78%, 3/06/95                       1,000,000      999,197

Total U.S. Government Agency
  Obligations (Cost $2,991,260)                     2,991,260

REPURCHASE AGREEMENTS 9.92%

With Paine Webber at 6.00%,
  dated 2/28/95, due 3/1/95,
  collateralized by U.S.
  Treasury Notes, due 8/15/96
  (Cost $1,965,464)                                 1,965,464

Total Investments 100.46%
(Cost $19,912,159*)                                19,912,159

Other Liabilities in excess
  of Assets (0.46%)                                   (91,844)

Net Assets (Note 6) 100.00%                       $19,820,315

Net Asset Value Per Share (Based
on 19,820,315 Shares Outstanding)                 $      1.00

      * Same cost is used for Federal income tax purposes.

               See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
     U.S. GOVERNMENT INTERMEDIATE-TERM SECURITIES PORTFOLIO
                     STATEMENT OF NET ASSETS
                        February 28, 1995

                                     Face Amount  Value (Note 1)
U.S. TREASURY OBLIGATIONS 94.38%

U.S. Treasury Notes
 5.875%, 2/15/04                     $9,700,000        $8,833,063

U.S. Treasury Notes
 7.875%, 11/15/04                       300,000           313,312

Total U.S. Treasury Obligations
 (Cost $9,338,935)                                      9,146,375

REPURCHASE AGREEMENTS 5.52%

With Paine Webber at 6.00%,
 dated 2/28/95, due 3/1/95,
 collateralized by U.S.
 Treasury Notes, due 8/15/96
 (Cost $535,060)                                          535,060

Total Investments 99.90%
(Cost $9,873,995*)                                      9,681,435

Other Assets Less Liabilities 0.10%                         9,487

Net Assets (Note 6) 100.00%                           $ 9,690,922

Net Asset Value Per Share
 (Based on 1,086,779 Shares Outstanding)              $      8.92


      * Same cost is used for Federal income tax purposes.

               See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
         U.S. GOVERNMENT LONG-TERM SECURITIES PORTFOLIO
                     STATEMENT OF NET ASSETS
                        February 28, 1995


                                 Face Amount     Value (Note 1)
U.S. TREASURY OBLIGATIONS 97.56%

U.S. Treasury Bonds
 8.00%, 11/15/21                   $7,700,000       $  8,058,527

U.S. Treasury Bonds
 6.25%, 8/15/23                    22,000,000         18,713,750

U.S. Treasury Bonds
 7.50%, 11/15/24                    8,700,000          8,675,527

U.S. Treasury Bonds
 7.625%, 2/15/25                    1,000,000          1,019,687

Total U.S. Treasury Obligations
 (Cost $36,495,941)                                   36,467,491

REPURCHASE AGREEMENTS 1.27%

With Paine Webber at 6.00%,
  dated 2/28/95, due 3/1/95,
  collateralized by U.S.
  Treasury Notes, due 8/15/96
 (Cost $476,027)                                         476,027

Total Investments 98.83%
 (Cost $36,971,968*)                                  36,943,518

Other Assets Less Liabilities 1.17%                      437,933

Net Assets (Note 6) 100.00%                          $37,381,451

Net Asset Value Per Share
(Based on 4,122,238 Shares Outstanding)             $       9.07


      * Same cost is used for Federal income tax purposes.

               See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
                    STATEMENTS OF OPERATIONS
           For the Six Months Ended February 28, 1995


                                        U.S.           U.S.
                                        Government     Government
                                        Intermediate-  Long-
                            Money       Term           Term
                            Market      Securities     Securities
                            Portfolio   Portfolio      Portfolio

INVESTMENT INCOME (Note 1)  $ 591,593   $ 391,070     $1,247,179

EXPENSES
 Investment Advisory Fee
 (Note 2)                      55,328      26,668         78,975
 Administrative Fee (Note 2)   27,663      16,001         47,385
     Total Expenses            82,991      42,669        126,360
NET INVESTMENT INCOME         508,602     348,401      1,120,819
   Net Realized Loss on
  Investments                            (268,047)      (516,383)
   Net Change in Unrealized
  Appreciation of
  Investments                              58,198        744,990

NET GAIN (LOSS) ON
INVESTMENTS                              (209,849)       228,607

NET INCREASE IN NET
ASSETS RESULTING FROM
OPERATIONS                   $508,602    $138,552     $1,349,426


                See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
               STATEMENTS OF CHANGES IN NET ASSETS
              For the Six Months Ended February 28,




                                          Money Market
                                           Portfolio
                                        1995          1994

FROM INVESTMENT ACTIVITIES
 Net Investment Income             $    508,602    $   463,202

 Net Realized Gains (Losses)
  on Investments Transactions             --              --

 Net Change in Unrealized
  Appreciation (Depreciation)
  of Investments                          --              --

 Net Increase (Decrease) in
  Net Assets Resulting
  From Operations                       508,602         463,202

DISTRIBUTIONS TO
 SHAREHOLDERS

 From Net Investment Income            (508,602)       (474,106)

 From Realized Gains on
 Investments                             --              --

FROM SHARE TRANSACTIONS
 (Note 4)                           (2,440,210)     (29,320,973)

Net Increase (Decrease)
 in Net Assets                      (2,440,210)     (29,331,877)

NET ASSETS Beginning of Period      22,260,525       56,769,590

NET ASSETS End of Period           $19,820,315     $ 27,437,713


               See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
               STATEMENTS OF CHANGES IN NET ASSETS
              For the Six Months Ended February 28,




                                          U.S. Government
                                         Intermediate-Term
                                            Securities
                                             Portfolio
                                       1995             1994

FROM INVESTMENT ACTIVITIES
 Net Investment Income             $    348,401    $    521,168

 Net Realized Gains (Losses)
  on Investments Transactions         (268,047)         142,500

 Net Change in Unrealized
  Appreciation (Depreciation)
  of Investments                        58,198       (1,165,078)

 Net Increase (Decrease) in
  Net Assets Resulting
  From Operations                      138,552         (501,410)

DISTRIBUTIONS TO
 SHAREHOLDERS

 From Net Investment Income           (349,493)        (525,562)

 From Realized Gains on
 Investments                                           (331,837)

FROM SHARE TRANSACTIONS
 (Note 4)                           (3,460,409)       1,792,643

Net Increase (Decrease)
 in Net Assets                      (3,671,350)         433,834

NET ASSETS Beginning of Period      13,362,272       20,350,384

NET ASSETS End of Period           $ 9,690,922     $ 20,784,218


               See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
               STATEMENTS OF CHANGES IN NET ASSETS
              For the Six Months Ended February 28,




                                          U.S. Government
                                            Long-Term
                                            Securities
                                             Portfolio
                                       1995             1994

FROM INVESTMENT ACTIVITIES
 Net Investment Income        $   1,120,819        $    536,256

 Net Realized Gains (Losses)
  on Investments Transactions      (516,383)           (139,695)

 Net Change in Unrealized
  Appreciation (Depreciation)
  of Investments                    744,990          (1,238,810)

 Net Increase (Decrease) in
  Net Assets Resulting
  From Operations                 1,349,426            (842,249)

DISTRIBUTIONS TO
 SHAREHOLDERS

 From Net Investment Income       (1,120,819)          (541,565)

 From Realized Gains on
 Investments                                         (1,300,316)

FROM SHARE TRANSACTIONS
 (Note 4)                         7,876,451          (6,465,684)

Net Increase (Decrease)
 in Net Assets                    8,105,058          (9,149,814)

NET ASSETS Beginning of Period   29,276,393          24,093,670

NET ASSETS End of Period        $37,381,451        $ 14,943,856


               See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
                      FINANCIAL HIGHLIGHTS
                     Money Market Portfolio


                                             For the Six
                                            Months Ended
                                         February 28, 1995
Per Share Operating Performance:
   Net Asset Value Beginning of Period            $     1.00

   Net Investment Income  . . .                        0.023

   Net Realized and Unrealized Gains
    (Losses) on Securities  . .                           --

   Net Increase (Decrease) in Net Asset Value
    Resulting from Operations                          0.023

   Dividends to Shareholders  .                       (0.023)

   Distributions to Shareholders From Net Realized
    Capital Gains   . . . . . .                           --

   Net Increase (Decrease) in Net Asset Value           0.00

   Net Asset Value End of Period                  $     1.00

Total Investment ReturnB  . . .                        2.31%

Ratios to Average Net Assets:
   Expenses . . . . . . . . . .                        0.75%A

   Net Investment Income  . . .                        4.56%A

Supplementary Data:
   Portfolio Turnover Rate  . .                           --
   Number of Shares Outstanding at End of Period
    (000's omitted)   . . . . .                       19,820


_______________________

A  Annualized.
B Total returns for periods of less than one year are not annualized.

               See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
                      FINANCIAL HIGHLIGHTS
                     Money Market Portfolio

                                  For the Year Ended August  31,
                                    1994                 1993
Per Share Operating
Performance:
   Net Asset Value
  Beginning of Period              $  1.00             $  1.00

   Net Investment Income             0.027               0.024

   Net Realized and
    Unrealized Gains (Losses)
    on Securities                       -                  -

   Net Increase (Decrease)
    in Net Asset Value
    Resulting from Operations        0.027             0.024

   Dividends to Shareholders        (0.027)            (0.024)

   Distributions to Shareholders
    From Net Realized
    Capital Gains                      --                --

   Net Increase (Decrease)
   in Net Asset Value                 0.00                0.00

   Net Asset Value End of Period   $  1.00             $  1.00
Total Investment ReturnB             2.88%               2.43%

Ratios to Average Net Assets:
   Expenses                          0.75%               0.78%
   Net Investment Income             2.73%               2.40%

Supplementary Data:
   Portfolio Turnover Rate

   Number of Shares
   Outstanding at End of Period
    (000's omitted)                22,261              56,759

_________________________
A  Annualized.
B Total returns for periods of less than one year are not annualized.

               See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
                      FINANCIAL HIGHLIGHTS
                     Money Market Portfolio

                                  For the Year Ended August  31,
                                    1992                 1991
Per Share Operating
Performance:
   Net Asset Value
  Beginning of Period              $ 1.00              $  1.00

   Net Investment Income            0.037                0.061

   Net Realized and
    Unrealized Gains (Losses)
    on Securities                     --                    --

   Net Increase (Decrease)
    in Net Asset Value
    Resulting from Operations       0.037                0.061
   Dividends to Shareholders       (0.037)              (0.061)

   Distributions to Shareholders
    From Net Realized
    Capital Gains                    --                   --

   Net Increase (Decrease)
   in Net Asset Value                0.00                 0.00

   Net Asset Value End of Period   $ 1.00              $  1.00
Total Investment ReturnB             3.71%                6.33%

Ratios to Average Net Assets:
   Expenses                          0.80%                0.79%
   Net Investment Income             3.71%                6.14%

Supplementary Data:
   Portfolio Turnover Rate           --                   --

   Number of Shares
   Outstanding at End of Period
    (000's omitted)                98,606              155,539

___________________________
A  Annualized.
B Total returns for periods of less than one year are not annualized.

               See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
                      FINANCIAL HIGHLIGHTS
           U.S. Government Intermediate-Term Portfolio


                                             For the Six
                                            Months Ended
                                         February 28, 1995
Per Share Operating Performance:
   Net Asset Value Beginning of Period            $     8.97

   Net Investment Income  . . .                        0.281

   Net Realized and Unrealized Gains
    (Losses) on Securities  . .                       (0.049)

   Net Increase (Decrease) in Net Asset Value
    Resulting from Operations                          0.232

   Dividends to Shareholders  .                       (0.282)

   Distributions to Shareholders From Net Realized
    Capital Gains   . . . . . .                        --

   Net Increase (Decrease) in Net Asset Value          (0.05)

   Net Asset Value End of Period                  $     8.92

Total Investment ReturnB  . . .                         2.72%

Ratios to Average Net Assets:
   Expenses . . . . . . . . . .                         0.80%A

   Net Investment Income  . . .                         6.50%A

Supplementary Data:
   Portfolio Turnover Rate  . .                        14.58%A
   Number of Shares Outstanding at End of Period
    (000's omitted)   . . . . .                        1,087


____________________________
A  Annualized.
B Total returns for periods of less than one year are not annualized.

               See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
                      FINANCIAL HIGHLIGHTS
           U.S. Government Intermediate-Term Portfolio

                                  For the Year Ended August  31,
                                    1994                 1993
Per Share Operating
Performance:
   Net Asset Value
  Beginning of Period              $ 10.22             $ 10.73

   Net Investment Income             0.527               0.596

   Net Realized and
    Unrealized Gains (Losses)
    on Securities                   (1.080)              0.492

   Net Increase (Decrease)
    in Net Asset Value
    Resulting from Operations       (0.553)              1.088

   Dividends to Shareholders        (0.530)             (0.596)

   Distributions to Shareholders
    From Net Realized
    Capital Gains                   (0.166)             (1.002)

   Net Increase (Decrease)
   in Net Asset Value                (1.25)              (0.51)

   Net Asset Value End of Period   $  8.97             $ 10.22
Total Investment ReturnB             (5.64)%             14.47%

Ratios to Average Net Assets:
   Expenses                           0.80%               0.80%
   Net Investment Income              5.50%               5.91%

Supplementary Data:
   Portfolio Turnover Rate           174.0%              113.3%

   Number of Shares
   Outstanding at End of Period
    (000's omitted)                  1,489               1,990

____________________________
A  Annualized.
B Total returns for periods of less than one year are not annualized.
                See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
                      FINANCIAL HIGHLIGHTS
     U.S. Government Intermediate-Term Securities Portfolio

                                  For  the Year Ended August 31,
                                    1992            1991

Per Share Operating
Performance:
   Net Asset Value
  Beginning of Period              $ 9.93              $ 9.39

   Net Investment Income            0.681               0.702

   Net Realized and
    Unrealized Gains (Losses)
    on Securities                   0.799               0.539

   Net Increase (Decrease)
    in Net Asset Value
    Resulting from Operations        1.480              1.241

   Dividends to Shareholders        (0.680)            (0.701)

   Distributions to Shareholders
    From Net Realized
    Capital Gains                      -                  -


Net Increase (Decrease)
   in Net Asset Value                 0.80                0.54

   Net Asset Value End of Period   $ 10.73             $  9.93
Total Investment ReturnB             15.37%              13.86%

Ratios to Average Net Assets:
   Expenses                           0.80%               0.80%
   Net Investment Income              6.63%               7.21%

Supplementary Data:
   Portfolio Turnover Rate           199.8%              195.8%

   Number of Shares
   Outstanding at End of Period
    (000's omitted)                  1,502               2,322


A  Annualized.

B Total returns for periods of less than one year are not annualized.


               See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
                      FINANCIAL HIGHLIGHTS
         U.S. Government Long-Term Securities Portfolio


                                             For the Six
                                            Months Ended
                                         February 28, 1995
Per Share Operating Performance:
   Net Asset Value Beginning of Period            $     9.08

   Net Investment Income  . . .                        0.306

   Net Realized and Unrealized Gains
    (Losses) on Securities  . .                       (0.010)

   Net Increase (Decrease) in Net Asset Value
    Resulting from Operations                          0.296

   Dividends to Shareholders  .                       (0.306)

   Distributions to Shareholders From Net Realized
    Capital Gains   . . . . . .                           -

   Net Increase (Decrease) in Net Asset Value           (0.01)

   Net Asset Value End of Period                  $      9.07

Total Investment ReturnB  . . .                          3.44%

Ratios to Average Net Assets:
   Expenses . . . . . . . . . .                          0.80%A

   Net Investment Income  . . .                          7.02%A

Supplementary Data:
   Portfolio Turnover Rate  . .                         20.06%A
   Number of Shares Outstanding at End of Period
    (000's omitted)   . . . . .                         4,122



A  Annualized.
B Total returns for periods of less than one year are not annualized.

               See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
                      FINANCIAL HIGHLIGHTS
         U.S. Government Long-Term Securities Portfolio

                                  For  the Year Ended August 31,
                                    1994            1993

Per Share Operating
Performance:
   Net Asset Value
  Beginning of Period              $ 11.55             $ 10.62

   Net Investment Income             0.599               0.650

   Net Realized and
    Unrealized Gains (Losses)
    on Securities                   (1.880)               1.304

   Net Increase (Decrease)
    in Net Asset Value
    Resulting from Operations       (1.281)              (1.954)

   Dividends to Shareholders        (0.602)              (0.650)

   Distributions to Shareholders
    From Net Realized
    Capital Gains                  (0.583)               (0.374)

   Net Increase (Decrease)
   in Net Asset Value                (2.47)               0.093

   Net Asset Value End of Period   $  9.08              $ 11.55
Total Investment ReturnB            (10.29)%              20.92%

Ratios to Average Net Assets:
   Expenses                           0.80%                0.80%
   Net Investment Income              5.97%                6.80%

Supplementary Data:
   Portfolio Turnover Rate           188.3%               173.6%
   Number of Shares
   Outstanding at End of Period
    (000's omitted)                  3,225                2,085


A  Annualized.
B Total returns for periods of less than one year are not annualized.

               See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
                      FINANCIAL HIGHLIGHTS
         U.S. Government Long-Term Securities Portfolio

                                  For the Year Ended August  31,
                                    1992            1991

Per Share Operating
Performance:
   Net Asset Value
  Beginning of Period              $ 9.97              $  9.14

   Net Investment Income            0.697                0.718

   Net Realized and
    Unrealized Gains (Losses)
    on Securities                   0.649                0.829

   Net Increase (Decrease)
    in Net Asset Value
    Resulting from Operations        1.346                1.547

   Dividends to Shareholders        (0.696)              (0.717)

   Distributions to Shareholders
    From Net Realized
    Capital Gains                      -                      -

 Net Increase (Decrease)
   in Net Asset Value                0.65                   0.83

   Net Asset Value End of Period   $ 10.62               $  9.97

Total Investment ReturnB            13.97%                 17.61%

Ratios to Average Net Assets:
   Expenses                          0.80%                  0.80%
   Net Investment Income             6.80%                  7.43%

Supplementary Data:
   Portfolio Turnover Rate          298.0%                 235.7%

   Number of Shares
   Outstanding at End of Period
    (000's omitted)                  2,148                  1,452

A  Annualized.
B Total returns for periods of less than one year are not annualized.

               See Notes to Financial Statements.

                     THE RUSHMORE FUND, INC.
                  NOTES TO FINANCIAL STATEMENTS
                        February 28, 1995


1.   SIGNIFICANT ACCOUNTING POLICIES

          The Rushmore Fund, Inc. (''Fund'') is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end, diversified investment company. The Fund consists of three separate portfolios each with its own investment objectives and policies. The following is a summary of significant accounting policies which the Fund follows.

     (a) Securities of the Money Market Portfolio are valued at amortized cost which approximates market value. Securities of the U.S. Government Intermediate-Term Securities Portfolio and U.S. Government Long-Term Securities Portfolio are valued on the basis of the average of quoted bid and ask prices when market quotations are available. If market quotations are not readily available, the Board of Directors will value the portfolios' securities in good faith.

     (b) Security transactions are recorded on the trade date (the date the order to buy or sell is executed). Interest income is accrued on a daily basis. Realized gains and losses from securities transactions are computed on an identified cost basis.

     (c) Net investment income is computed, and dividends are declared daily, in the Money Market, U.S. Government Intermediate-Term Securities and U.S. Government Long-Term Securities Portfolios. Income
          dividends in these portfolios are paid monthly. Dividends are reinvested in additional shares unless shareholders request payment in cash. Generally, short-term capital gains are distributed quarterly in the
          Money Market, U.S. Government Intermediate-Term Securities and U.S. Government Long-Term Securities Portfolios. Long-term capital gains, if any, are distributed annually.

     (d) The Fund complies with the provisions of the Internal Revenue Code applicable to regulated investment companies and distributes all net investment income to its shareholders. Therefore, no Federal income tax provision is required.

2.   INVESTMENT ADVISORY AND SHAREHOLDER SERVICES

          Investment advisory and management services are provided by Money Management Associates, (''Adviser''). Under an agreement with the Adviser, each portfolio of the Fund pays a fee for such services at an annual rate of 0.50% of the average daily net assets of the portfolio.

          Rushmore Trust & Savings, FSB (Trust) provides transfer agency, dividend-disbursing and shareholder services to the Fund. In addition, the Trust serves as custodian of the Fund's assets and pays the operating expenses of the Fund. For these services, the Trust receives an annual fee of 0.25% of the average assets of the Money Market Portfolio, 0.30% of the average assets of the U.S. Government Intermediate-Term Securities and U.S. Government Long-Term Securities Portfolios.

3.   SECURITIES TRANSACTIONS

          For the period ended February 28, 1995, purchases and sales (including maturities) of securities (excluding short-term securities) were as follows:


                                   U.S.           U.S.
                                   Government     Government
                                   Intermediate-  Long-
                         Money     Term           Term
                         Market    Securities     Securities
                         Portfolio Portfolio      Portfolio

Purchases                          $   735,250    $11,059,859

Sales                              $ 4,199,516    $ 3,091,094


4.   SHARE TRANSACTIONS

          On February 28, 1995, there were 1,000,000,000 shares of $.001 par value capital stock authorized. Transactions in shares of the Fund were as follows:

                                        U.S.           U.S.
                                        Government     Government
                                        Intermediate-  Long-
                         Money          Term           Term
                         Market         Securities     Securities
                         Portfolio      Portfolio      Portfolio

In Shares
  Shares Sold            21,473,144     170,779        1,874,812
  Shares Issued
  in Reinvestment
  of Dividends              496,460      34,472          118,028
                         21,969,604     205,251        1,992,840
  Shares Redeemed       (24,409,814)   (607,613)      (1,095,734)
                         (2,440,210)   (402,362)         897,106
In Dollars
  Shares Sold          $ 21,473,144 $ 1,483,567      $16,399,370
  Shares Issued in
   Reinvestment of
   Dividends               496,460      298,695        1,032,991
                        21,969,604    1,782,262       17,432,361
Shares Redeemed        (24,409,814)  (5,242,671)      (9,555,910)
                      $ (2,440,210) $(3,460,409)     $ 7,876,451



5.      NET UNREALIZED APPRECIATION/DEPRECIATION OF INVESTMENTS

        Unrealized appreciation (depreciation) as of February 28, 1995, based on the cost for Federal income tax purposes is as follows:

                                      U.S.           U.S.
                                      Government     Government
                                      Intermediate-  Long-
                       Money          Term           Term
                       Market         Securities     Securities
                       Portfolio      Portfolio      Portfolio

Gross Unrealized
  Appreciation                        $  12,582      $343,714

Gross Unrealized
  Depreciation             ---         (205,142)     (372,164)








Net Unrealized
  Depreciation             ---          (192,560)
(28,450)

Cost of Investments
  for Federal
  Income Tax
  purposes           $19,912,159      $9,873,995
$36,971,968



6.      NET ASSETS

   At February 28, 1995, net assets consisted of the following:


                                      U.S.           U.S.
                                      Government     Government
                                      Intermediate-  Long-
                       Money          Term           Term
                       Market         Securities     Securities
                       Portfolio      Portfolio      Portfolio

Paid-in Capital        $19,820,315    $10,898,230    $38,979,044
   Undistributed
  Net Investment
  Income

Accumulated Net
  Realized Loss
  on Investments                       (1,014,748)    (1,569,143)

Net Unrealized
  Depreciation on
  Investments                             (192,560)
(28,450)

NET ASSETS              $19,820,315   $  9,690,922   $37,381,451


7.      CAPITAL LOSS CARRYOVERS

        At August 31, 1994, for Federal income tax purposes, the following portfolio's had capital loss carryovers which may be applied against future net taxable realized gains of each succeeding year until the earlier of its utilization or its expiration:



                                           Expires in 2002
U.S. Government Intermediate-Term
  Securities Portfolio                     $  746,701

U.S. Government Long-Term
  Securities Portfolio                     $1,052,760


                  PRO FORMA FINANCIAL STATEMENTS

  PRO FORMA COMBINED
  STATEMENT OF ASSETS AND LIABILITIES
  AUGUST 31, 1995
  (unaudited)

                                                              Rushmore
                                                Rushmore        U.S.
                                                  U.S.       Government
                                               Government   Intermediate-
                                               Long-Term        Term
                                               Securities    Securities
                                               Portfolio      Portfolio

   ASSETS
     Securities at Value
       (Cost $15,027,044 and $11,069,172)     $16,193,379  $  11,470,766
     Receivable for Securities Sold                 -            389,835
     Investment Income Receivable                 203,720         64,401
     Receivable for Shares Purchased               30,200         10,747


   Total Assets                                16,427,299     11,935,749


   LIABILITIES
     Dividends Payable                             17,678         15,030
     Investment Advisory Fee Payable                7,008          5,045
     Administration Fee Payable                     4,204          3,027
     Liability for Shares Redeemed                  7,703        319,802
   Total Liabilities                               36,593        342,904

   Net Assets                                 $16,390,706  $  11,592,845

   Net Assets Consist of:
     Capital paid in on shares of
       common stock                           $16,439,871  $  12,171,679
     Accumulated net realized gain (loss)      (1,215,500)      (980,428)
     Net change in unrealized appreciation
       of investments                           1,166,335        401,594

                                              $16,390,706  $  11,592,845


   Shares Outstanding                           1,657,846      1,227,678

   Net Asset Value Per Share                        $9.89          $9.44

  PRO FORMA COMBINED
  STATEMENT OF ASSETS AND LIABILITIES
  AUGUST 31, 1995
  (unaudited) (continued)






                                               Pro Forma      Pro Forma
                                              Adjustments     Combined

   ASSETS
     Securities at Value
       (Cost $15,027,044 and $11,069,172)                  $  27,664,145
     Receivable for Securities Sold                              389,835
     Investment Income Receivable                                268,121
     Receivable for Shares Purchased                              40,947


   Total Assets                                               28,363,048


   LIABILITIES
     Dividends Payable                                            32,708
     Investment Advisory Fee Payable                              12,053
     Administration Fee Payable                                    7,231
     Liability for Shares Redeemed                               327,505
   Total Liabilities                                             379,497

   Net Assets                                              $  27,983,551

   Net Assets Consist of:
     Capital paid in on shares of
       common stock                                        $  28,611,550
     Accumulated net realized gain (loss)                     (2,195,928)
     Net change in unrealized appreciation
       of investments                                          1,567,929

                                                           $  27,983,551


   Shares Outstanding                            (55,500)      2,830,024

   Net Asset Value Per Share                                       $9.89


  PRO FORMA COMBINED
  STATEMENT OF OPERATIONS
  YEAR ENDED AUGUST 31, 1995
  (unaudited)


                                                                Rushmore
                                                Rushmore          U.S.
                                                  U.S.         Government
                                               Government    Intermediate-
                                                Long-Term         Term
                                               Securities      Securities
                                                Portfolio      Portfolio


   INVESTMENT INCOME                          $  2,029,836  $      784,865


   EXPENSES
     Investment Advisory Fee                       134,573          55,386
     Administrative Fee                             80,744          33,231

        Total Expenses                             215,317          88,617

   Net Investment Income                         1,814,519         696,248


   Net Realized Loss on Investments               (162,740)       (233,727)
   Net Change in Unrealized Appreciation of
     Investments                                 1,939,775         652,352
   Net Gain on Investments                       1,777,035         418,625


   Net Increase in Net Assets Resulting
     from Operations                          $  3,591,554  $    1,114,873


  PRO FORMA COMBINED
  STATEMENT OF OPERATIONS
  YEAR ENDED AUGUST 31, 1995
  (unaudited) (continued)






                                                Pro Forma         Pro Forma
                                               Adjustments         Combined


   INVESTMENT INCOME                                          $      2,814,701


   EXPENSES
     Investment Advisory Fee                                           189,959
     Administrative Fee                                                113,975

        Total Expenses                                                 303,934

   Net Investment Income                                             2,510,767


   Net Realized Loss on Investments                                   (396,467)
   Net Change in Unrealized Appreciation of
     Investments                                                     2,592,127
   Net Gain on Investments                                           2,195,660


   Net Increase in Net Assets Resulting
     from Operations                                          $      4,706,427


  RUSHMORE U.S. GOVERNMENT LONG-TERM SECURITIES PORTFOLIO
  AND
  RUSHMORE U.S. GOVERNMENT INTERMEDIATE-TERM SECURITIES PORTFOLIO
  PRO FORMA COMBINED SCHEDULE OF INVESTMENTS
  AUGUST 31, 1995
  (unaudited)

                                               Face Amount

                                               Rushmore
                                Rushmore         U.S.
                                  U.S.        Government
                               Government   Intermediate-
                                Long-Term        Term
                               Securities     Securities      Pro Forma
                                Portfolio     Portfolio        Combined

   U.S. TREASURY OBLIGATIONS 96.95%


   U.S. Treasury Notes
   5.875%, 2/15/04                               8,900,000       8,900,000
   U.S. Treasury Notes
   7.875%, 11/15/04                                300,000         300,000

   U.S. Treasury Bonds
   7.50%, 2/15/05                                  700,000         700,000
   U.S. Treasury Notes
   6.50%, 5/15/05                                1,600,000       1,600,000

   U.S. Treasury Bonds
   8.00%, 11/15/21                 800,000                         800,000

   U.S. Treasury Bonds
   7.50%, 11/15/24               7,400,000                       7,400,000
   U.S. Treasury Bonds
   7.625%, 2/15/25               4,850,000                       4,850,000

   U.S. Treasury Bonds
   6.875%, 8/15/25               1,000,000                       1,000,000



  RUSHMORE U.S. GOVERNMENT LONG-TERM SECURITIES PORTFOLIO AND
  RUSHMORE U.S. GOVERNMENT INTERMEDIATE-TERM SECURITIES PORTFOLIO
  PRO FORMA COMBINED SCHEDULE OF INVESTMENTS
  AUGUST 31, 1995
  (unaudited) (continued)
  [CAPTION]

                                                        Value

                                                       Rushmore
                                         Rushmore        U.S.
                                           U.S.       Government
                                        Government  Intermediate-
                                        Long-Term        Term
                                        Securities    Securities     Pro Forma
                                        Portfolio     Portfolio      Combined
   U.S. TREASURY OBLIGATIONS 96.95%

   U.S. Treasury Notes
   5.875%, 2/15/04                                       8,644,125    8,644,125

   U.S. Treasury Notes
   7.875%, 11/15/04                                        331,500      331,500
   U.S. Treasury Bonds
   7.50%, 2/15/05                                          756,438      756,438

   U.S. Treasury Notes
   6.50%, 5/15/05                                        1,620,499    1,620,499
   U.S. Treasury Bonds
   8.00%, 11/15/21                         917,749                      917,749

   U.S. Treasury Bonds
   7.50%, 11/15/24                       8,112,250                    8,112,250

   U.S. Treasury Bonds
   7.625%, 2/15/25                       5,409,263                    5,409,263
   U.S. Treasury Bonds
   6.875%, 8/15/25                       1,029,062                    1,029,062

   Total U.S. Treasury Obligations      15,468,324      11,352,562   26,820,886
   REPURCHASE AGREEMENTS 3.05%

   With Paine Webber at 5.75%,
   dated 8/31/95, due 9/1/95,
   collateralized by U.S. Treasury
   Notes, due 11/15/96                     725,055         118,204      843,259

   Total Investments - Market 100.00%  $16,193,379     $11,470,766  $27,664,145
   Total Investments - Cost            $15,027,044     $11,069,172  $26,096,216

  RUSHMORE  U.S.  GOVERNMENT LONG-TERM  SECURITIES  PORTFOLIO AND
  RUSHMORE   U.S.    GOVERNMENT   INTERMEDIATE-TERM    SECURITIES
  PORTFOLIO

          Notes to Pro Forma Combined Financial Statements

                          August 31, 1995

                            (unaudited)


  1.   BASIS OF PRESENTATION

    Subject  to   the  Agreement   and  Plan   of  Reorganization
    ("Agreement") by the shareholders of the Rushmore U.S. Government Intermediate-Term Securities Portfolio ("Intermediate-Term Portfolio"), the Rushmore U.S. Government Long-Term Securities Portfolio ("Long-Term Portfolio") would acquire substantially all of the assets of the Intermediate-Term Portfolio in exchange for shares of the Long-Term Portfolio at the net asset value of the Long-Term Portfolio as of the Valuation Date as defined in the
    Agreement. Shares of the Long-Term Portfolio would then be distributed pro-rata to the shareholders of the Intermediate-Term Portfolio.

    The pro forma information is intended to provide the shareholders of the Intermediate-Term Portfolio with information about the impact of the proposed merger by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time. The pro forma combined Schedule of Investments and Statement of Assets and Liabilities have been presented as if the proposed merger had taken place on August 31, 1995; the pro forma combined Statement of Operations for the year Ended August 31, 1995 has been presented as if the proposed merger had taken place on September 1, 1994. This information is based upon historical financial statement data giving effect to the pro forma adjustments described below. The accounting policies of the Intermediate-Term Portfolio and the Long-Term Portfolio are not materially different. The pro forma financial statements should be read in conjunction with the separate financial statements of the Intermediate-Term
    Portfolio and the Long-Term Portfolio incorporated by reference into this Registration Statement on Form N-14.

  2.   PRO FORMA ADJUSTMENTS

    The pro forma combined Statement of Assets and Liabilities reflects the number of shares that will be outstanding after the conversion of the Intermediate-Term Portfolio shares into the Long-Term Portfolio shares as part of the
    Agreement. The combined shares outstanding are calculated by dividing the total net assets of the Intermediate-Term Portfolio by the net asset value per share of the Long-Term Portfolio (the "converted shares"). These converted shares are then added to the shares outstanding in the Long-Term Portfolio to arrive at the combined shares outstanding.

                               PART C

                      THE RUSHMORE FUND, INC.

                     PART C. OTHER INFORMATION


  ITEM 15.  Indemnification

       The Rushmore Fund, Inc. (the "Registrant" or the "Fund"), was incorporated in the State of Maryland on July 24, 1985, and is operated pursuant to the Articles of Incorporation of the Registrant, dated as of July 17, 1985, and as last amended October 29, 1991 (the "Rushmore Articles"). The Rushmore Articles permit the Registrant to indemnify its directors and officers under certain circumstances. Such indemnification, however, is subject to the limitations imposed by the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940, as amended (the "1940 Act").

       The Articles  of Incorporation  of the  Fund provide  that officers and directors of the Fund shall be indemnified by the Fund against liabilities and expenses of defense in proceedings against such persons by reason of the fact that such persons serve as officers or directors of the Fund or as an officer or director of another entity at the request of the entity. This indemnification is subject to the following conditions:

       (a) no director or officer of the Fund is indemnified against any liability to the Fund or the Fund's security holders which was the result of any willful misfeasance, bad faith, gross negligence, or reckless disregard of such person's duties;

       (b) officers and directors of the Fund are indemnified only for actions taken in good faith which the officers and directors believed were in or not opposed to the best interests of the Fund; and

       (c) expenses of any suit or proceeding will be paid in advance only if the persons who will benefit by such advance undertake to repay the expenses unless it is subsequently determined that such persons are entitled to indemnification.

       The Rushmore Articles provide that if indemnification of the directors and/or the officers of the Fund is not ordered by a court, such indemnification may be authorized upon determination by the shareholders of the Fund, or by a majority vote of a quorum of the directors who were not parties to the proceedings or, if a quorum is not obtainable, or if a quorum of disinterested di-rectors so directs, by independent legal counsel in a written opinion that the persons to be indemnified have met the applicable standard.

       Insofar as indemnification for liability arising under the 1933 Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and, there-fore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by the Registrant is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

  ITEM 16.  Exhibits

    (1)(a)  Articles of Incorporation of Registrant.5/
    (1)(b)  Articles of Amendment.5/
    (1)(c)  Articles Supplementary.5/
    (2)     By-Laws of Registrant.5/
    (3)     Voting Trust Agreement.2/
    (4)     Agreement and Plan of Reorganization.3/
    (5)     Specimen share certificate.1/
    (6) Form of Management Contract between Registrant and Money Management Associates.4/
    (7)     Form of Underwriting Agreement.2/
    (8)     Bonus, Profit Sharing, or Pension Plans.2/
    (9)     Form   of   Custody   and   Administrative   Services
            Agreement  between Registrant and  Rushmore Trust and
            Savings, F.S.B.5/
   (10)     Form of Rule 12b-1 Distribution Plan.2/
   (11)     Opinion  of  Jorden  Burt  Berenson  &  Johnson  LLP,
            regarding   the   legality   of   securities    being
            registered.5/
   (12) Opinion of Jorden Burt Berenson & Johnson LLP, regarding certain tax matters and consequences to shareholders discussed in Part A.5/
   (13)     Form  of  Transfer  Agent  and  Shareholder  Services
            Agent  Agreement  between  Registrant  and   Rushmore
            Trust and Savings, F.S.B. (see exhibit (9)).
   (14)(a)  Consent  of  Deloitte  &   Touche  LLP,   independent
            accountants for Registrant. 5/
   (14)(b)  Consent  of   Deloitte  &   Touche  LLP,  independent
            accountants for The Rushmore Fund, Inc.5/
   (14)(c)  Consent of  Jorden Burt  Berenson & Johnson  LLP (see
            exhibit (11)).
   (14)(d)  Consent of  Jorden Burt  Berenson & Johnson  LLP (see
            exhibit (12)).
   (15)     Financial   Statements   Omitted  Pursuant   to  Item
            14(a)(1).2/
   (16)     Powers of Attorney.2/
   (17)     Rule 24f-2 Notice.5/
  ________________________

   1/    Incorporated by reference  to Pre-Effective Amendment No.
        1 to  the Registrant's Registration Statement  on Form N-
        1A, previously filed December  2, 1985 (Registration Nos.
        2-99388 and 811-4369).
   2/    None.
   3/    Filed herewith as Appendix A to Part A.
   4/    Filed herewith as Appendix B to Part A.
   5/    Filed herewith.

  ITEM 17.  Undertakings

  (1) The Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (2) The Registrant agrees that every prospectus that is filed under paragraph (1), above, will be filed as a part of an amendment to this Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                             SIGNATURES


  As required by the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of Bethesda and the State of Maryland, on the 9th day of October, 1995.

                           Registrant:

                           THE RUSHMORE FUND, INC.


                           By:  /s/ Daniel L. O'Connor
                                 Daniel L. O'Connor
                                 Chairman of the Board

  As required by  the Securities Act  of 1933,  as amended,  this
  Registration Statement has  been signed below by  the following persons in the capacities and on the dates indicated.
          Signatures               Title               Date



   /s/ Daniel L. O'Connor   Chairman of the     October 9, 1995
   Daniel L. O'Connor       Board, Treasurer,
                            and Director

   /s/ Richard J. Garvey    Director and        October 9, 1995
   Richard J. Garvey        President


   /s/ Jeffrey R. Ellis     Director            October 9, 1995
   Jeffrey R. Ellis


   /s/ Patrick F. Noonan    Director            October 9, 1995
   Patrick F. Noonan

   /s/ Leo Seybold          Director            October 9, 1995
   Leo Seybold


   /s/ Rita A. Gardner      Director            October 9, 1995
   Rita A. Gardner

   /s/ Timothy N. Coakley   Vice President      October 9, 1995
   Timothy N. Coakley       and Controller